As filed with the Securities and Exchange Commission on April __, 1997
                                                      Registration No. 333-42355

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                        POST-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------


                               GART SPORTS COMPANY
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                5941                        84-1242802
(State or other jurisdiction of        (Primary Standard Industrial         (I.R.S.  Employer
incorporation or organization)          Classification Code Number)      Identification Number)

                                  1000 BROADWAY
                             DENVER, COLORADO 80203
                                 (303) 861-1122
               (Address, including zip code, and telephone number,
                 including area code, of Registrant's principal
                               executive offices)

                               JOHN DOUGLAS MORTON
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               GART SPORTS COMPANY
                                  1000 BROADWAY
                             DENVER, COLORADO 80203
                                 (303) 861-1122
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------

                                   Copies to:
                               JEFFREY M. KNETSCH
                   BROWNSTEIN HYATT FARBER & STRICKLAND, P.C.
                       410 SEVENTEENTH STREET, 22ND FLOOR
                             DENVER, COLORADO 80202
                            TELEPHONE: (303) 534-6335
                            FACSIMILE: (303) 623-1956


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time following effectiveness of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]
         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

----------------

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  PRELIMINARY PROSPECTUS DATED APRIL 28, 1998

                                   [GART LOGO]

                               GART SPORTS COMPANY
                                   PROSPECTUS

         This Prospectus is being used in connection with the offering from time to time of up to 1,019,430 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Gart Sports Company (the "Company" or "Gart Sports") by certain stockholders who may be deemed to be affiliates ("Selling Stockholders") of the Company.
The Company will not receive any of the proceeds from the sale of the Shares.

         The Shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market System ("Nasdaq"), in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The Shares may be sold in transactions involving broker-dealers, including: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act") in connection with such sales. All discounts, commissions or fees incurred in connection with the sale of the Shares will be paid by the Selling Stockholders or by the purchasers of the Shares, except that the expenses of preparing and filing this Prospectus and the related Registration Statement with the Securities and Exchange Commission, and of registering or qualifying the shares, will be paid by the Company.

         The Common Stock of the Company is listed on Nasdaq under the symbol GRTS.

                                 ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SHARES OFFERED HEREBY.

                                 ---------------

                         The date of this Prospectus is
                                 April __, 1998

                              ---------------------




         No person is authorized to give any information or to make any representations, other than as contained herein, in connection with the offer made in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy any Shares offered hereby to any person in any jurisdiction where it is unlawful to make such an offer or solicitation to such person.
Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that information contained herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS

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                                                                                                               PAGE
                                                                                                               ----
SUMMARY  .........................................................................................................3

RISK FACTORS......................................................................................................5

MARKET PRICE OF COMMON STOCK......................................................................................9

DIVIDEND POLICY..................................................................................................10

SELECTED FINANCIAL DATA..........................................................................................10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........................................................13

BUSINESS ........................................................................................................20

MANAGEMENT.......................................................................................................34

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................40

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................................43

DESCRIPTION OF CAPITAL STOCK.....................................................................................44

TRANSFER AGENT AND REGISTRAR ....................................................................................46

SELLING STOCKHOLDERS.............................................................................................46

PLAN OF DISTRIBUTION.............................................................................................48

LEGAL MATTERS....................................................................................................48

EXPERTS  ........................................................................................................49

AVAILABLE INFORMATION............................................................................................49

                                     SUMMARY

         The following is a summary of certain information contained elsewhere in this Prospectus. Capitalized terms used and not defined in this summary have the meanings ascribed thereto elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Prospectus.

                                   THE COMPANY

         Gart Sports Company (the "Company" or "Gart Sports") is one of the leading sporting goods retailers in the midwest and western United States and the leading full-line sporting goods retailer in the Rocky Mountain region in terms of sales and number of stores. The Company's business strategy is to provide its customers with an extensive selection of high quality, brand name merchandise at competitive prices with exceptional customer service. The Company operated 63 sporting goods stores in eight states as of January 3, 1998, the end of its 1997 fiscal year. In fiscal 1997, the Company had sales of approximately $228.4 million, an 11.9% increase over fiscal 1996 with a 5.6% increase in comparable store sales. The Company's executive offices are located at 1000 Broadway, Denver, Colorado 80203, and its telephone number is (303) 861-1122. The Company's web site is http://www.gartsports.com. This web site is not part of this Prospectus.

         The Company acquired Sportmart, Inc. ("Sportmart") on January 9, 1998 in a transaction involving the issuance of 2,180,656 shares of the Company's Common Stock, par value $.01 (the "Common Stock"), in exchange for all the outstanding common stock of Sportmart. At the time of the Sportmart acquisition, Sportmart operated 59 stores in the midwest and western United States, none of which overlapped with markets served by Gart Sports stores. With the Sportmart acquisition, the Company became the second largest full-line sporting goods retailer in the United States based upon revenues.

         Between November 2, 1993 (the opening of the first Gart Sports superstore) and January 8, 1998, while Gart Sports increased its net store base from 58 to 64 stores, it increased total square footage by 64.2% from 992,000 square feet to 1,629,000 square feet. The 59 stores acquired in the Sportmart acquisition added an additional 2,577,000 square feet. In February 1998, the Company closed the 45,000 square foot Sportmart store in Tukwila, Washington. Founded in 1928, the Company operates 122 stores under the Gart Sports and Sportmart names in Colorado, California, Illinois, Utah, Idaho, Minnesota, Washington, Ohio, Wyoming, Montana, Oregon, Wisconsin, Indiana, Iowa, Nevada and New Mexico. The Company was incorporated in Delaware in 1993 and operates through its wholly-owned subsidiaries, Gart Bros. Sporting Goods Company ("Gart Bros.") and Sportmart.

               SPECIAL NOTES REGARDING FORWARD-LOOKING INFORMATION

         Certain statements contained in this Prospectus, including without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the effect of economic conditions generally, and retail and sporting goods business conditions specifically, the impact of competition in existing and future markets, the exercise of control over the Company by certain stockholders and the conflicts of interest that might arise among the Company, such stockholders and their affiliates, the inherent uncertainties relating to the integration of Sportmart, the Company's ability to successfully anticipate merchandising and market trends and customers' purchasing preferences, the impact of seasonality and weather conditions, and other risks detailed in this Prospectus. These factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


                              ---------------------


         Gart Sports(R), Gart Sports Superstores(R), Gart Bros. Sporting Goods Company(R), Sportmart(R), Sniagrab(R), Sportscastle(R), Gart Sports Company(R) and SWAT(R) are federally registered trademarks of the Company . In addition, the Company claims common law rights to its trademarks listed above and various other trademarks and service marks. All other trademarks or registered trademarks appearing in this Prospectus are trademarks or registered trademarks of the respective companies that utilize them.

                                  RISK FACTORS


         In addition to the other information set forth in this Prospectus, investors should consider carefully the information set forth below before making an investment in the Common Stock offered hereby.


COMPETITION


         The market for sporting goods retailers is highly fragmented and intensely competitive. The Company currently competes with a number of established companies including large format sporting goods stores (such as The Sports Authority, Oshman's and Jumbo Sports), traditional sporting goods stores and chains (such as Big 5), specialty sporting goods shops and pro shops (such as Pro Golf Discount, Foot Locker and REI), and mass merchandisers (discount stores, department stores and warehouse clubs such as Kmart, Wal-Mart and Price/Costco). Several of these companies have substantially greater resources and better name recognition than the Company. Increased competition in markets in which the Company has stores, the adoption by competitors of innovative store formats and retail sales methods or the entry of new competitors or the expansion of operations by existing competitors in the Company's markets could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Competition."


CONTROL BY SIGNIFICANT STOCKHOLDER


         Green Equity Investors, L.P. ("GEI") currently holds approximately 61% of the issued and outstanding shares of the Common Stock. Accordingly, GEI has the power to elect the Company's Board of Directors and to approve most actions requiring stockholder approval, including adopting amendments to the Company's Certificate of Incorporation and approving or disapproving additional sales of Common Stock by the Company and mergers or sales of all or substantially all of the assets of the Company. As a result, GEI is able to control all of the Company's major policy decisions. See "Certain Relationships and Related Transactions--Relationship with GEI--Control by GEI" and "Description of Common Stock."



INHERENT UNCERTAINTIES RELATING TO THE SPORTMART ACQUISITION



         The success of the Company's acquisition of Sportmart on January 9, 1998 in enhancing long-term stockholder value will depend, in part, on achieving cost savings and other benefits that could be expected to be realized as a result of the Sportmart acquisition. Cost savings and other benefits are expected to be approximately $6.7 million annually beginning in fiscal 1999 and consist of enhanced purchasing power and lower administrative costs. The anticipated benefits of the Sportmart acquisition may not be achieved unless Sportmart's business operations are successfully integrated in a timely manner. The Company expects to incur approximately $3.2 million of integration costs in fiscal 1998, which will consist primarily of systems reengineering and certain incentives to retain employees during the integration period. The difficulties of such integration may initially be increased by the necessity of coordinating geographically separated organizations and integrating personnel with disparate corporate cultures. As in every business integration, achieving the benefits will require the dedication of management resources that will temporarily detract from attention to the daily business of the Company. This integration process may cause an interruption of, or a loss of, momentum in the activities of the Company, which could have a material adverse effect on the revenues and operating results, at least in the near term. There can be no assurance that the Company will not incur additional charges to reflect costs associated with the Sportmart acquisition, nor can there be any assurance that the Company will be able to realize the anticipated benefits of the Sportmart acquisition, or to do so within any particular period.

POTENTIAL IMPACT ON LIQUIDITY OF INCOME TAX CONTINGENCY


         On July 24, 1997, the Internal Revenue Service ("IRS") proposed adjustments to the 1992 and 1993 consolidated federal income tax returns of the Company and its former parent, TCH Corporation, now Thrifty PayLess Holdings, Inc. ("Thrifty Payless"), in conjunction with Thrifty's IRS examination. The proposed adjustments relate to the manner in which LIFO inventories were characterized on such returns. The Company was a wholly-owned indirect subsidiary of Thrifty Payless until April 20, 1994 and responsible for its share of taxes on a separate return basis under a tax sharing agreement with Thrifty Payless. The Company recorded approximately $9.7 million as a long-term net deferred tax liability for the tax effect of the LIFO inventory basis difference. The IRS has asserted that this basis difference should be reflected in taxable income in 1992 and 1993. The Company has taken the position that the inventory acquired in connection with the acquisition of Thrifty Payless was appropriately allocated to its inventory pools. The IRS has asserted the inventory was acquired at a bargain purchase price and should be allocated to a separate inventory pool and liquidated as inventory turns.



         Based on the Company's discussions with Thrifty Payless, the Company believes the potential accelerated tax liability, which could have a negative effect on liquidity in the near term, ranges from approximately $2.5 million to $9.7 million. The range of loss from possible assessed interest charges resulting from proposed adjustments by the IRS range from approximately $580,000 to $3.3 million. As the Company believes that no amount is more probable than another within the range, the minimum interest exposure of $580,000 has been accrued in the Company's consolidated financial statements. No penalties are expected to be assessed relating to this matter. At January 31, 1998, the LIFO inventory and other associated temporary differences continue to be classified as long-term net deferred tax liabilities as the Company does not believe the matter will be resolved within a year.



         While the Company believes that it has adequately provided for any liability that may arise from this matter, there can be no assurance that any additional liability beyond the amounts recorded will not arise as a result of the IRS examination. The actual liability that may arise from the matter could have a material adverse effect on the Company's liquidity, which could have a material adverse effect on the Company's business, financial condition and operating results. See Note 19 to the Consolidated Financial Statements.


SUBSTANTIAL LEVERAGE


         Following the Sportmart acquisition, the Company has consolidated indebtedness that is substantial in relation to its stockholders' equity and significantly greater than the Company's previous indebtedness prior to consummation of the Sportmart acquisition. On January 31, 1998, the Company had $105.6 million of total debt and $68.8 million of stockholders' equity. The Company has refinanced the combined indebtedness of the Company and Sportmart with an asset-based credit facility of $175 million. This level of indebtedness has several important consequences, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service requirements, will not be available for other purposes and will decrease its profitability; (ii) the Company's ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impaired; (iii) the Company's leverage may increase its vulnerability to economic downturns and limit its ability to withstand competitive pressures; and (iv) the Company's ability to capitalize on significant business opportunities may be limited.



         The Company believes that its cash flow from operations, together with its other available sources of liquidity, will be adequate to make required payments of principal and interest on its indebtedness, to permit anticipated capital expenditures and to fund working capital requirements. If the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing indebtedness or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are acceptable to the Company.

POTENTIAL ADVERSE EFFECTS OF FAILURE TO RESPOND TO MERCHANDISING TRENDS


         The Company's success depends to a large degree on its ability to provide a merchandise selection that appeals to its customers' changing desires and that appropriately reflects geographical differences in merchandise preferences. The Sportmart acquisition will provide the added challenge of the combined organization learning to buy for different geographic markets. The Company often makes commitments to its vendors to purchase merchandise several months in advance of the proposed delivery date and therefore must anticipate and respond to changing merchandise trends and consumer demand in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends, or to obtain high-demand sporting goods products, could adversely affect consumer acceptance of the merchandise in the Company's stores, which, in turn, could have a material adverse effect on the Company's business, financial condition and operating results. If the Company miscalculates either the market for the merchandise in its stores or its customers' purchasing preferences and market trends, the Company may be faced with a significant amount of unsold inventory, which could have an adverse effect on the Company's business, financial condition and operating results. See "--Potential Adverse Effect of Changes in Vendor Relationships" and "Business--Merchandising."


POTENTIAL ADVERSE EFFECT OF CHANGES IN VENDOR RELATIONSHIPS


         The Company purchases merchandise from over 1,400 vendors and has no long-term purchase commitments. During fiscal 1997 on a pro forma basis, Nike, the Company's largest vendor, represented approximately 17.3% of Gart Sports' and Sportmart's combined purchases. No other vendor represented more than 5% of total purchases by the Company or Sportmart. Although the Company believes that current relationships with its vendors are generally good, there can be no assurance that these relationships will not change following consummation of the Sportmart acquisition. Moreover, certain merchandise for which there is significant demand may be allocated by vendors based upon the vendors' internal criteria, which is beyond the Company's control. Any disruption in the Company's relationship with its vendors, particularly those whose sporting goods products are in high demand, or any inability to obtain merchandise from existing or new vendors in the future, could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Business Strategy."


SEASONALITY; DEPENDENCE ON WINTER SELLING SEASON


         The Company's business is seasonal in nature, with its highest sales levels and operating profitability historically occurring during the fourth fiscal quarter, which includes the holiday selling season. This seasonality is also due, in part, to the Company's strong sales of cold weather sporting goods and apparel. For fiscal years 1997 and 1996, the fourth quarter contributed 33.8% and 32.7% respectively, of net sales, and 80% and 80.2%, respectively, of operating income. In fiscal 1997 and 1996, sales and rentals of winter sports equipment and apparel accounted for 23.0% and 23.2%, respectively, of the Company's net sales for these fiscal years. Any decrease in sales for such period, whether due to a slow holiday selling season, poor snowfall in ski areas near the Company's markets or otherwise, could have a material adverse effect on the Company's business, financial condition and operating results for the entire fiscal year. Further, as a result of the seasonality of the Company's revenue, the Company may experience net losses in the second and third fiscal quarters of each year for the foreseeable future. Inventory levels, which gradually increase beginning in April, generally reach their peak in November and then fall to their lowest level following the December holiday season. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


POTENTIAL FLUCTUATIONS IN COMPARABLE STORE SALES


         A variety of factors could affect the Company's comparable store sales, including actions of competitors (such as the opening of additional stores in the Company's markets), the retail sales environment, general economic conditions, weather conditions and the Company's ability to execute its business strategy effectively. Also, opening additional stores in market areas where the Company has existing stores may reduce sales at those stores. Factors such as increased competition and economic trends in the Company's markets may result in future comparable store sales increases lower than those experienced in fiscal 1997. Moreover, there can be no assurance that comparable store sales for any particular period will not decrease in the future. As is the case with many retailers, the Company's comparable store sales results could cause the price of the Common Stock to fluctuate substantially.


POTENTIAL CONFLICTS OF INTEREST


         Certain of Sportmart's former directors, officers and principal stockholders own interests in various entities from which Sportmart leases certain properties. Two of these individuals, Larry J. Hochberg and Andrew S. Hochberg, are currently directors of the Company. In connection with the Sportmart acquisition, the Company has guaranteed Sportmart's obligations under those leases. See "Certain Relationships and Related Transactions." Such ownership could result in conflicts of interest for such former directors, officers and stockholders in situations where Sportmart's and the Company's interests and those of such other entities are not identical.


DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS


         Over the last five years the Company has installed new management information systems, including sales reporting, financial reporting and inventory management systems. Prior to the Sportmart acquisition, Sportmart used many of the same management information systems and vendors. However, although major platforms and significant vendors are the same, there remain significant risks to the integration of Sportmart's management information systems into those of the Company. The Company expects that by mid-1998 the host systems for the Company's two operating subsidiaries will be fully integrated on the AS400 host system located in Denver.



         The Company will need to continually evaluate the adequacy of its management information systems and in the future may need to upgrade such systems to support the integration of Sportmart stores into the Company's operating systems and to be prepared for necessary systems conversion for Year 2000 compliance. All management information systems have been recently assessed for Year 2000 compliance. The costs of such compliance are estimated to be $50,000 to $75,000. This cost estimate for the Year 2000 project and the schedule for completion of Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans.



         In addition, certain of the Company's suppliers may also be impacted by Year 2000 compliance, which, in turn, could impact the Company. No assurance can be given that the steps necessary for such compliance will not be disruptive to the Company's operations or that they will not have a material adverse effect on the Company's business, financial condition or operating results. The Company also currently relies on a small number of outside vendors for the software and support of its management information systems. While the Company has taken a number of precautions against certain events that could disrupt the operation of its management information systems, there can be no assurance that the Company will not experience systems failures or interruptions, which could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Management Information Systems" and "--Year 2000 Compliance."


DEPENDENCE ON KEY PERSONNEL


         The Company believes that the loss of the services of John Douglas Morton, its Chairman of the Board, President and Chief Executive Officer, or any of the Company's other executive officers, could have a material adverse effect on the Company's business, financial condition and operating results. The Company does not have employment agreements with Mr. Morton or any other senior executive other than Thomas T. Hendrickson, the Company's Executive Vice President and Chief Financial Officer, nor does the Company maintain "key man" life insurance on any of its officers.

POTENTIAL IMPACT OF PRODUCT LIABILITY


         The Company may be exposed to potential losses arising from product liability claims with respect to the sporting goods equipment and other products that the Company sells. Although the Company currently believes its insurance coverage is adequate, there can be no assurance that the Company will not be forced to bear substantial losses from such claims in excess of its liability coverage. The Company has entered into indemnity agreements with many of its vendors with respect to certain product liability claims; however, there can be no assurance that the Company will be able to collect sufficient payments under these indemnity agreements to offset losses suffered as a result of product liability claims. Substantial claims resulting from product liability suits could have a material adverse effect on the Company's business, financial condition and operating results.


POTENTIAL DILUTIVE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE


         Immediately following the consummation of the Sportmart acquisition, the Company had outstanding approximately 7,680,000 shares of Common Stock. A significant number of such shares, including shares held by certain holders of Common Stock prior to the Sportmart acquisition, will be eligible for sale without restriction under the Securities Act in the public market after the consummation of the Sportmart acquisition by persons other than affiliates of the Company. Sales of shares by former affiliates of Sportmart will be subject to Rule 145 of the Securities Act (or Rule 144 in the case of such persons who become affiliates of the Company) or as otherwise permitted under the Securities Act. In addition, certain stockholders of the Company will have rights to require the Company to register the sale of such holders' shares of Common Stock under the Securities Act or, in some cases, to register the sale of shares in other registration statements filed by the Company in respect of sales of shares by it or by others.


POSSIBLE ANTI-TAKEOVER EFFECT OF CHARTER, BYLAWS AND DELAWARE LAW PROVISIONS


         Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow the Company to issue authorized but unissued shares of preferred stock without any vote or further action by the stockholders. These provisions could have the effect of diluting current stockholders' ownership interests in the Company, may make it more difficult for stockholders to take certain corporate actions, including replacing incumbent management, and could have the effect of delaying or preventing a change in control of the Company. Moreover, certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company. Such provisions include Section 203 of the Delaware General Corporation Law (the "DGCL"), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. See "Description of Common Stock." In addition, so long as GEI is the majority stockholder of the Company, third parties will not be able to obtain control of the Company through purchases of Common Stock not owned by GEI. See "Certain Relationships and Related Transactions--Relationship with GEI."



                          MARKET PRICE OF COMMON STOCK



         The Common Stock began trading on the Nasdaq National Market on January 9, 1998 under the symbol "GRTS." As of April 14, 1998, there were approximately 304 holders of record of Common Stock. The number of holders of Common Stock does not include the beneficial owners of Common Stock whose shares are held in the name of banks, brokers, nominees or other fiduciaries. The reported high and low closing sales prices of the Common Stock on the Nasdaq National Market during the period from January 9, 1998 through April 14, 1998 were $12.50 and $17.25, respectively. The last reported sales prices of the Common Stock on the Nasdaq National Market on April 14, 1998 was $15.75 per share.

                                 DIVIDEND POLICY


         The Company has never declared or paid any dividends on its Common Stock. The Company plans to retain earnings to finance future growth and has no current plans to pay cash dividends to stockholders. The payment of any future cash dividends will be at the sole discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, the general financial condition of the Company and general business conditions. In addition, the Company's revolving line of credit limits the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



                             SELECTED FINANCIAL DATA



         The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for and as of the end of each of the fiscal years in the three-year period ended January 3, 1998, and for and as of the 28 day period ended January 31, 1998, are derived from the Company's audited consolidated financial statements included elsewhere in this report and should be read in conjunction therewith. The "Statement of Operations Data" and "Balance Sheet Data" for and as of the end of each of the fiscal years in the two-year period ended December 31, 1994 are derived from audited consolidated financial statements not included in this Prospectus. The results of operations for the 28 days ended January 31, 1998 are not necessarily indicative of results of operations to be expected for the entire fiscal year due to the effects of seasonality and cost associated with the Sportmart acquisition. This data should be read in conjunction with the consolidated financial statements of the Company, the notes thereto and other financial information of the Company included elsewhere in this Prospectus.

                                                                                         FISCAL YEARS (1)
                                        28 Days Ended    --------------------------------------------------------------------------
                                       January 31, 1998      1997          1996          1995              1994             1993
                                       ----------------  -----------   -----------    -----------       -----------     ------------
                                                                               (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales ............................   $    38,825    $   228,379    $   204,126    $   176,829       $   171,866     $   141,744
                                         -----------    -----------    -----------    -----------       -----------     -----------
Cost of goods sold, buying,
  distribution and occupancy .........       (31,924)      (164,289)      (148,420)      (131,455)         (124,892)       (104,236)
                                         -----------    -----------    -----------    -----------       -----------     -----------
Gross profit .........................         6,901         64,090         55,706         45,374            46,974          37,508
Operating expenses ...................       (11,360)       (52,721)       (47,604)       (42,876)          (39,949)        (30,684)
Merger  integration costs ............        (3,377)          (395)          --             --                --              --
                                         -----------    -----------    -----------    -----------       -----------     -----------
Operating income (loss) ..............        (7,836)        10,974          8,102          2,498             7,025           6,824
Interest expense .....................          (525)          (983)        (1,601)        (2,281)           (1,746)           (187)
Other income .........................            38            776            637            576               490           1,002
                                         -----------    -----------    -----------    -----------       -----------     -----------
Income (loss) before income
  taxes ..............................        (8,323)        10,767          7,138            793             5,769           7,639
Income tax (expense) benefit .........           318         (4,083)        (2,681)          (285)           (2,209)         (3,070)
Net income (loss) ....................   $    (8,005)   $     6,684    $     4,457    $       508       $     3,560     $     4,569
                                         ===========    ===========    ===========    ===========       ===========     ===========
Basic earnings (loss) per share ......   $     (1.11)   $      1.21    $      0.81    $      0.09       $      0.62     $      0.78
                                         ===========    ===========    ===========    ===========       ===========     ===========
Weighted average shares of common
  stock outstanding ..................     7,212,267      5,501,673      5,512,886      5,681,811         5,784,918       5,845,220
                                         ===========    ===========    ===========    ===========       ===========     ===========
OTHER DATA:
Number of stores at beginning of
  period .............................            63             60             60             61                58              48
Number of stores opened or acquired ..            60(4)           5              5              5                 5              11
Number of stores closed ..............          --               (2)            (5)            (6)               (2)             (1)
                                         -----------    -----------    -----------    -----------       -----------     -----------
Number of stores at end of
  period .............................           123             63             60             60                61              58
                                         ===========    ===========    ===========    ===========       ===========     ===========
Total gross square feet at end of
  period .............................     4,206,197      1,605,963      1,453,520      1,326,158         1,210,003       1,046,760
Comparable store sales increase
  (decrease)(2) ......................          10.0%           5.6%           4.4%          (4.1%)            (2.8%)           4.6%
EBITDA(3) ............................        (6,633)        15,040    $    12,396    $     6,568       $    10,115     $     8,478
Net cash provided by (used in):
  Operating activities ...............       (15,395)         8,548         22,076         11,541            (3,108)         (3,431)
  Investing activities ...............           483         (4,430)        (3,377)        (3,615)           (5,349)         (9,693)
  Financing activities ...............        18,326             40        (16,820)        (3,289)            8,061          13,636
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Working capital ....................       111,845         39,886    $    34,133    $    44,806       $    49,415     $    21,059
  Total assets .......................       319,982        121,291         96,435         93,658            95,666          77,573
  Long-term debt .....................       105,600           --             --           17,000            19,672           9,039
  Redeemable common stock, net .......          --            1,904            860            554              --              --
  Stockholders' equity ...............        68,757         42,613         36,883         32,502            32,761          31,253

----------
(1) During 1995, Gart Sports adopted an annual fiscal reporting period that ends on the first Saturday in January. Accordingly, fiscal 1997 began on January 5, 1997 and ended on January 3, 1998 and included 52 weeks of operations; fiscal 1996 began on January 7, 1996 and ended on January 4, 1997 and included 52 weeks of operations; and fiscal 1995 began on January 1, 1995 and ended on January 6, 1996 and included 53 weeks of operations. During 1998, the Company adopted an annual fiscal reporting period that ends on the last Saturday in January. Accordingly, fiscal 1998 began on February 1, 1998 and will end on January 30, 1999 and will include 52 weeks of operations.



(2) Stores enter the comparable store sales base at the beginning of their 14th month of operations. The 59 Sportmart stores acquired on January 9, 1998 are included in comparable store bases utilizing historical Sportmart comparable store data.



(3) EBITDA is earnings (loss) before income taxes plus interest expense and other financing costs and depreciation and amortization. Gart Sports believes that, in addition to cash flows from operations and net income
         (loss), EBITDA is a useful financial performance measurement for assessing operating performance as it provides an additional basis to evaluate the ability of Gart Sports to incur and service debt and to fund capital expenditures. In evaluating EBITDA, Gart Sports believes that consideration should be given, among other things, to the amount by which EBITDA exceeds interest costs for the period, how EBITDA compares to principal repayments on debt for the period and how EBITDA compares to capital expenditures for the period. To evaluate EBITDA, the components of EBITDA such as revenue and operating expenses and the variability of such components over time should also be considered. EBITDA should not be construed, however, as an alternative to operating income (loss) (as determined in accordance with generally accepted accounting principles (GAAP)) as an indicator of Gart Sports' operating performance or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Gart Sports' method of calculating EBITDA may differ from methods used by other companies, and as a result, EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.



(4) Represents the 59 Sportmart stores acquired on January 9, 1998 and one Gart Sports store opened in January 1998.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



         The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the notes thereto and the Company's consolidated financial statements and notes thereto, included elsewhere in this Prospectus.



         In May 1995, the Company shifted its pricing strategy from an everyday low price strategy that had resulted in a five year low in gross margins of 25.7% to a promotional advertising and pricing strategy that had been in place prior to 1994. The resulting change in strategy, in addition to the management change that resulted in John Douglas Morton becoming the President and Chief Executive Officer, resulted in an increase in gross margins of 1.6% points for 1996 to 27.3% and 0.8% points for 1997 to 28.1%.



         During 1995, the Company adopted an annual fiscal reporting period that ends on the first Saturday in January. Accordingly, fiscal 1997 began on January 5, 1997 and ended on January 3, 1998 and included 52 weeks of operations. Fiscal 1996 began on January 7, 1996 and ended on January 4, 1997 and included 52 weeks of operations. Fiscal 1995 began on January 1, 1995 and ended on January 6, 1996 and included 53 weeks of operations. In conjunction with the acquisition of Sportmart in January 1998, which had an annual fiscal period ending on the last Sunday in January, the Company adopted an annual fiscal reporting period that ends on the last Saturday in January. Accordingly, fiscal 1998 began on February 1, 1998 and will end on January 30, 1999 and will include 52 weeks of operations. The 28 day period following the end of fiscal 1997 through January 31, 1998 has been reported as a transition period.



         Management does not believe that the results of operations for the transition period are necessarily indicative of future results, due to the effects of seasonality and costs associated with the Sportmart acquisition. Therefore, the results of operations for the transition period are not comparable to other presented periods.



RESULTS OF OPERATIONS



         The following table sets forth for the periods indicated certain income and expense items expressed as a percentage of net sales and the number of stores open at the end of each period:




                                                                                             FISCAL
                                  28 DAYS ENDED        --------------------------------------------------------------------
                                 JANUARY 31, 1998               1997                    1996                    1995
                                ------------------     --------------------    --------------------    --------------------
                                DOLLARS        %        DOLLARS        %        DOLLARS        %       DOLLARS          %
                                -------      -----     --------      -----     --------      ------    --------      ------
Net sales                       $  38.8      100.0%    $  228.4      100.0%    $  204.1      100.0%    $  176.8      100.0%
Cost of goods sold, buying,
distribution and occupancy        (31.9)     (82.2)      (164.3)     (71.9)      (148.4)     (72.7)      (131.4)     (74.3)
                                -------      -----     --------      -----     --------      -----     --------      -----
Gross profit                        6.9       17.8         64.1       28.1         55.7       27.3         45.4       25.7
Operating expenses                (11.4)     (29.4)       (52.7)     (23.2)       (47.6)     (23.4)       (42.9)     (24.3)
Merger integration costs           (3.4)      (8.8)        (0.4)      (0.2)          --         --           --         --
                                -------      -----     --------      -----     --------      -----     --------      -----
Operating income (loss)            (7.9)     (20.4)        11.0        4.7          8.1        3.9          2.5        1.4
Interest expense, net              (0.5)      (1.3)        (1.0)      (0.4)        (1.6)      (0.8)        (2.3)      (1.3)

                                                                                                 FISCAL
                                     28 DAYS ENDED        -------------------------------------------------------------
                                    JANUARY 31, 1998            1997                    1996                    1995
                                   ------------------     ------------------    -----------------    ------------------
                                   DOLLARS        %        DOLLARS       %      DOLLARS       %      DOLLARS       %
                                   -------      -----     --------     -----    --------    -----    --------    ------
Other income                             0.1      0.3          0.8      0.4          0.6     0.4         0.6      0.4
                                    --------    -----     --------      ---     --------     ---     -------      ---
Income (loss) before income
taxes                                   (8.3)   (21.4)        10.8      4.7          7.1     3.5         0.8      0.5
Income tax (expense) benefit             0.3      0.8         (4.1)    (1.8)        (2.7)   (1.3)       (0.3)    (0.2)
                                    --------    -----     --------      ---     --------     ---     -------      ---
Net income (loss)                   $   (8.0)   (20.6)%   $    6.7      2.9%    $    4.4     2.2%    $   0.5      0.3%
                                    ========    =====     ========      ===     ========     ===     =======      ===
Number of stores at end of period        123                    63                    60                  60




         Newly opened stores enter the comparable store sales base at the beginning of their 14th month of operation. The 59 Sportmart stores acquired on January 9, 1998 are included in comparable store sales bases utilizing historical Sportmart comparable store data.



         Inventories are stated at the lower of last-in, first-out (LIFO) cost or market. The Company considers cost of goods sold to include the direct costs of merchandise, plus certain internal costs associated with procurement, warehousing, handling and distribution. In addition to the full cost of inventory, cost of goods sold includes certain other occupancy costs and amortization and depreciation of leasehold improvements and rental equipment. Operating expenses include both controllable and non-controllable store expenses (except occupancy), non-store expenses and depreciation and amortization not associated with cost of goods sold.



TRANSITION PERIOD ENDED JANUARY 31, 1998



         The Company's transition period consists of the 28 days of operations for Gart Sports, which includes 22 days of operations for Sportmart (from the date of acquisition on January 9, 1998) (the "Transition Period").



         Net Sales. Net sales were $38.8 million for the Transition Period. Net sales were evenly distributed between the Gart Sports stores and the Sportmart stores. Gart Sports stores were bolstered by licensed promotional apparel sales related to the Denver Broncos' winning of the Super Bowl, contributing to a 31.8% increase in comparable Gart Sports store sales offset by a 3.6% decline in comparable Sportmart stores sales subsequent to the acquisition. The Sportmart acquisition added an additional 59 superstores to the Company's sales base.



         Gross Profit. Gross profit was $6.9 million during the Transition Period or 17.8% of net sales. The month of January is an historically slow sales period for Sportmart in which promotional clearance events are held. Such events generally result in higher cost of sales as a percentage of net sales and correspondingly lower gross profit margins.



         Operating Expenses. Operating expenses for the period ended January 31, 1998 were $11.4 million, or 29.4% of net sales. Operating expenses associated with the Sportmart stores increased as a percentage of net sales primarily due to the decline in net sales while fixed costs remained constant.



         Merger Integration Costs. Merger integration costs were $3.4 million. These costs consist primarily of $653,000 of professional fees, $700,000 of stay bonuses to employees at the Sportmart corporate headquarters,

$63,000 of travel expense, $1,153,000 of lease buyouts, $220,000 of obsolete equipment write down, $78,000 of debt fee expense, $505,000 of severance, moving and employee welfare costs, and $5,000 of other costs.

         Operating Loss. As a result of the factors described above, the operating loss for the Transition Period was $(7.9) million.

         Interest Expense. Interest expense for the four week period ended January 31, 1998 was 1.3% of net sales or $0.5 million. In conjunction with the Sportmart acquisition, the Company refinanced the Sportmart debt of approximately $86.2 million under the Credit Agreement.

         Income Taxes. The Company's income tax benefit for the Transition Period was $0.3 million. The Company's effective tax rate was 3.8% primarily due to the Company recording a valuation allowance against the deferred tax assets generated by the operations of Sportmart for the Transition Period.

FISCAL 1997 AS COMPARED TO FISCAL 1996

         Net Sales. Net sales increased $24.3 million to $228.4 million or 11.9% in fiscal year 1997 compared to $204.1 million in fiscal year 1996. The increase in net sales is attributable to comparable store sales increase of 5.6% and an increase of 6.1% from new stores opened offset by $0.6 million in lost sales from closed stores. Comparable store sales increases were partly due to strong sales in golf equipment, snowboards, athletic hardlines and activewear. During the year, the Company opened four superstores and one freestanding store and closed two freestanding stores.

         Gross Profit. Gross profit for fiscal 1997 was $64.1 million or 28.1% of net sales as compared to $55.7 million, or 27.3% of net sales for fiscal 1996. This increase as a percentage of net sales was primarily the result of improved margins in hardlines and apparel and lower depreciation expense related to rental goods included in cost of goods sold, buying, distribution and occupancy.

         Merger Integration Costs. Merger integration costs of $0.4 million were recognized in the third and fourth quarters of fiscal 1997. These costs consisted primarily of $309,000 of professional fees and $84,000 of travel expenses related to the Sportmart acquisition.

         Operating Expenses. Operating expenses in fiscal 1997 were $52.7 million, or 23.2% of net sales compared to $47.6 million, or 23.4% of net sales for the period ended January 4, 1997. The decrease as a percentage of net sales is due primarily to a decrease in corporate overhead expenses offset by increases in store payroll and advertising costs.

         Operating Income. As a result of the factors described above, operating income for fiscal year 1997 increased 35.8% to $11.0 million or 4.7% of net sales, from $8.1 million, or 3.9% of net sales in the fiscal year 1996.

         Interest Expense. Interest expense for the 52 week period ending January 3, 1998 decreased 37.5% to $1.0 million or 0.4% of net sales from $1.6 million, or 0.8% of net sales in the 52 week period ended January 4, 1997. The decrease is primarily due to a decrease in average outstanding debt for the year, combined with more favorable interest rates.

         Other Income. Other income for the 52 weeks ended January 3, 1998 increased $0.2 million or 33.3% over the 52 week period ended January 4, 1997 of $0.6 million. The increase was primarily due to proceeds received in connection with a lessor's buy-out of one of the Company's store leases.

         Income Taxes. The Company's income tax expense for the fiscal year 1997 was $4.1 million compared to $2.7 million for fiscal year 1996. The Company's effective tax rate increased to 37.9% from 37.6% in fiscal year 1996.

FISCAL  1996 AS COMPARED TO FISCAL 1995

         Net Sales. Net Sales increased 15.4% to $204.1 million in fiscal 1996 as compared to $176.8 million in fiscal 1995. This growth is attributable to a comparable store increase of 4.4% and increase of $35.6 million in sales from new stores, offset by $12.8 million in lost sales from closed stores. Comparable store sales increases were partly attributable to strong sales in apparel categories. During fiscal 1996, the Company opened five superstores and closed four freestanding stores and one mall store as compared to opening four superstores and one freestanding store and closing four freestanding stores and two mall stores in fiscal 1995. The Company operated 60 stores at the end of both fiscal 1996 and fiscal 1995.

         Gross Profit. Gross profit in fiscal 1996 was $55.7 million, or 27.3% of net sales as compared to $45.4 million, or 25.7% of net sales in fiscal 1995. This increase as a percentage of net sales is primarily attributable to reduced inventory shrinkage and higher gross profit margins due to the change in pricing from an everyday low price strategy to a promotional price strategy. The promotional pricing strategy was reinstated in late fiscal 1995.

         Operating Expenses. Operating expenses in fiscal 1996 were $47.6 million, or 23.4% of net sales as compared to $42.9 million, or 24.3% of net sales in fiscal 1995. This decrease as a percentage of net sales was the result of lower store payroll expenses and lower corporate overhead expenses due in part to the absence of a non-recurring severance charge of $0.8 million for termination costs of several executives in fiscal 1995 and to various cost containment programs initiated in fiscal 1996.

         Operating Income. As a result of the factors described above, operating income in fiscal 1996 increased 224.3% to $8.1 million, or 3.9% of net sales, from $2.5 million, or 1.4% of net sales in fiscal 1995.

         Interest Expense. Interest expense in fiscal 1996 decreased 29.8% to $1.6 million, or 0.8% of net sales, from $2.3 million, or 1.3% of net sales, in fiscal 1995. This decrease is primarily due to a decrease in borrowings under the Company's credit agreement.

         Income Taxes. The Company's income tax expense in fiscal 1996 was $2.7 million as compared to $0.3 million in fiscal 1995. The Company's effective tax rate in fiscal 1996 increased to 37.6% as compared to 35.9% in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary capital requirements are for inventory, capital improvements, and pre-opening expenses to support the Company's expansion plans, as well as for various investments in store remodeling, store fixtures and ongoing infrastructure improvements. In conjunction with the Sportmart acquisition, the Company issued 2,180,656 shares of Common Stock. See Note 3 to the Consolidated Financial Statements.

         The Company had working capital of $111.8 million, $39.9 million and $34.1 million as of January 31, 1998, January 3, 1998, and January 4, 1997, respectively.

         Historically, the Company's liquidity and capital needs have been met by cash from operations and borrowings under a revolving line of credit with CIT/Business Credit, Inc. ("CIT"). In connection with the Sportmart acquisition, this agreement was replaced with a new revolving line of credit facility (the "Credit Agreement") with a group of lenders including CIT as agent. The long term debt currently consists of the Credit Agreement, which allows the Company to borrow up to 70% of its eligible inventories (as defined in the Credit Agreement) during the year and up to 75% of its eligible inventories for any consecutive 90 day period in a fiscal year. Borrowings are limited to the lesser of $175 million or the amount calculated in accordance with the borrowing base, and are secured by substantially all trade receivables, inventories and intangible assets. The lenders may not demand repayment of principal absent an occurrence of default under the Credit Agreement prior to January 9, 2003. Loan interest is payable monthly at Chase Manhattan Bank's prime rate plus a margin rate that cannot exceed 0.25% or, at the option of the Company, at Chase Manhattan Bank's LIBOR rate plus a margin that cannot exceed 1.75%. The margin rate on prime and LIBOR borrowings can be reduced beginning in February 1999 to as low as 0.0% and 1.50%, respectively, based upon certain criteria. There was $105.7 million outstanding under the Credit Agreement at April 4, 1998, and $19.1 million was available for borrowing (based upon 70% of eligible inventories).

         Net cash used in operating activities was $15.4 million in the Transition Period. The primary use of funds was the loss of $8.0 million combined with payments on trade accounts and other liabilities. Net cash provided by investing activities was $0.5 million primarily due to $0.9 million net cash acquired in the Sportmart acquisition, offset by $0.4 million of purchases of property and equipment during the 28 days ended January 31, 1998. Cash flows provided by financing activities was $18.3 million due to increased borrowing in conjunction with the Sportmart acquisition. At January 31, 1998, the Company had $105.6 million in outstanding borrowings, primarily related to the refinancing of the Sportmart debt.

         Net cash provided by operating activities decreased $13.6 million to $8.5 million in fiscal 1997 from $22.1 million in fiscal 1996 primarily due to an increase in inventories due to a net increase in selling square footage, partially offset by an increase in accounts payable and higher net income. Net cash used in investing activities, which primarily represents purchases of property and equipment for new store openings, increased to $4.4 million for fiscal 1997 from $3.4 million for fiscal 1996. Net cash provided by financing activities decreased from $16.8 million in fiscal 1996 to $0.0 in fiscal 1997, which was primarily due to decreased borrowings under the Company's revolving credit facility. At January 3, 1998, the Company had no outstanding borrowings.

         The Internal Revenue Service has proposed adjustments to the 1992 and 1993 consolidated federal income tax returns of the Company and its former parent, now Thrifty PayLess Holdings, Inc., a subsidiary of RiteAid Corporation, due to the manner in which LIFO inventories were characterized on such returns. These adjustments could result in up to approximately $9.7 million of a long-term deferred tax liability being accelerated, which would have a negative impact on liquidity in the near term. See Note 19 to the Consolidated Financial Statements.

         During 1997, the Company opened four superstores. Capital expenditures to support all of the Company's expansion plans as well as various investments in store remodels, store fixtures, ski rentals and ongoing infrastructure improvements are projected to be approximately $13.0 million in fiscal 1998. These capital expenditures will be for new store openings, fixturing, refurbishing Sportmart stores, remodeling of existing stores, information systems and distribution center facilities. The Company leases all of its store locations and intends to continue to finance its new stores with long-term operating leases. Based upon historic data, newly constructed superstores require a cash investment of approximately $1.8 million for a 45,000 square foot store, consisting of $1.4 million for inventory net of vendor payables, $300,000 for capital improvements (including leasehold improvements, fixtures and equipment) and $125,000 for pre-opening expenses. The cash investment for a newly constructed 33,000 square foot store is approximately $1.5 million, consisting of $1.1 million for inventory net of vendor payables, $250,000 for capital improvements and $125,000 for pre-opening expenses. Superstores constructed in existing retail space historically have required additional capital investments of approximately $700,000 in leasehold improvements per location. The level of capital improvements will be affected by the mix of new construction versus renovation of existing retail space. Pre-opening costs, which include grand opening advertising, are expensed on a straight-line basis during the remaining periods of the fiscal reporting year in which the store opens. The Company expects similar trends in new store investment for the foreseeable future.

         The Company believes that cash generated from operations, combined with funds available under the credit facility, will be sufficient to fund transaction fees and costs, severance and relocation costs, and integration costs associated with the Sportmart acquisition (estimated to be approximately $21 million in the aggregate), projected capital expenditures (estimated at approximately $13.0 million) and other working capital requirements through fiscal 1998. The Company intends to utilize the Credit Agreement to meet seasonal fluctuations in cash flow requirements. Generally, the Company reaches its peak borrowing level in November.


FOREIGN CURRENCY AND INTEREST RATE RISK MANAGEMENT


         In connection with the Sportmart acquisition, the Company acquired contracts for certain off-balance sheet derivative financial instruments that Sportmart had utilized to reduce interest rate and foreign currency exchange risks. The Company does not use derivatives for speculative trading purposes.



         The assumed contracts consist of one interest rate cap agreement and various foreign currency option contracts. These agreements were transferred from Sportmart's credit agreement to the Company's credit agreement.
The interest rate cap agreement is for a notional amount totaling $25.0 million, places an interest rate ceiling on LIBOR at 6.0% plus 1.75% and expires in August 1999.



         In connection with its Canadian operations (which were closed in 1997), Sportmart entered into foreign currency contracts to hedge intercompany loans and other commitments in currencies other than its Canadian subsidiary's functional currency. Realized and unrealized gains and losses arising from these foreign currency contracts are recognized in income as offsets to gains and losses resulting from the underlying hedged transaction. Prior to its acquisition by the Company, Sportmart had completed most of its liquidation of this subsidiary. It is not anticipated that the Company will continue foreign currency hedges once the existing contracts expire.


SEASONALITY AND INFLATION


         The following table sets forth the Company's unaudited consolidated quarterly results of operations for each of the quarters in fiscal 1996 and 1997. This information is unaudited, but is prepared on the same basis as the annual financial information and, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of the results for any future period.



                                                     FISCAL 1997
                                                     -----------

                          First Quarter    Second Quarter     Third Quarter   Fourth Quarter
                          -------------    --------------     -------------   --------------
Net sales .............     $  47.4          $  48.0             $  55.7          $  77.3
% of full year ........        20.8%            21.0%               24.4%            33.8%
Operating income ......     $   1.8          $   0.4             $   0.0          $   8.8
% of full year ........        16.4%             3.6%                0.0%            80.0%



                                                     FISCAL 1996
                                                     -----------

                           First Quarter   Second Quarter     Third Quarter   Fourth Quarter
                           -------------   --------------     -------------   --------------
Net sales ..............     $  44.3         $  42.9            $  50.3           $  66.6
% of full year .........        21.7%           21.0%              24.6%             32.7%
Operating income .......     $   1.4         $   0.2            $   0.0           $   6.5
% of full year .........        17.3%            2.5%               0.0%             80.2%

         The fourth quarter has historically been the strongest quarter for Gart Sports. For fiscal 1997 and 1996, the fourth quarter contributed 33.8% and 32.7%, respectively, of net sales and 80.0% and 80.2%, respectively, of operating income. The Company believes that two primary factors contributed to this seasonality. First, Gart Sports' business is characterized by strong sales of cold weather sporting goods, and its customers traditionally make purchases of ski and snowboard merchandise during these quarters in anticipation of the ski and snowboard season. In fiscal 1997 and 1996, sales and rentals of winter sports equipment and apparel accounted for 23.0% and 23.2%, respectively, of net sales for these fiscal years. Second, as is the case with most retailers, holiday sales contribute significantly to the Company's operating results. As a result of these factors, inventory levels, which gradually increase beginning in April, generally reach their peak in November and then decline to their lowest level following the December holiday season. Sportmart has historically strong sales in the second and fourth quarters. The Company expects the Sportmart acquisition to mitigate the Company's dependency on the fourth quarter for both sales and operating income generation as a percentage of the full year. Nevertheless, any decrease in sales for the fourth quarter, whether due to a slow holiday selling season, poor snowfall in ski areas near Gart Sports' markets or otherwise, could have a material adverse effect on the Company's business, financial condition and operating results for the entire fiscal year.



         Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has a material impact on the Company's results of operations. The Company believes that it is generally able to pass along any inflationary increases in costs to its customers.


IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS


         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("Statement No. 130"), effective for years beginning after December 15, 1997. Statement No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company has not yet adopted Statement No. 130. The Company will comply with the reporting and display requirements under this statement when required.



         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("Statement No. 131"), effective for years beginning after December 15, 1997. Statement No. 131 establishes standards for reporting information about operating segments and the methods by which such segments were determined. The Company has not yet adopted Statement No. 131. As the Company operates within one industry segment, the Company believes that the disclosures required by this statement will not be significant.



         In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("Statement No. 132"), effective for fiscal years beginning after December 15, 1997. Statement No. 132 revises disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Statement No. 132 standardizes the disclosure requirements and suggests combined formats for presentation of such disclosures. The Company has not yet adopted Statement No. 132. The Company will comply with the reporting requirements under this statement when required.



         In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-5 ("SOP 98-5") Reporting on the Costs of Start-Up Activities, effective for fiscal years beginning after December 15, 1998 and encouraging earlier adoption. SOP 98-5 broadly defines start-up activities as those one time activities related to, among other things, opening a new facility. In general, SOP 98-5 requires the Company to expense as incurred those costs such as pre-opening payroll and store supplies. Currently, the Company capitalizes such costs and amortizes the balance over the entire fiscal year in which it opens a new facility. Pursuant to SOP 98-5, the Company will have to incur expenses prior to having available the sales generated to absorb such costs.Generally, the Company incurs approximately $125,000 per new store of pre-opening costs. The Company has not yet adopted SOP 98-5.

                                    BUSINESS
GENERAL



         Gart Sports Company (the "Company" or "Gart Sports") is one of the leading sporting goods retailers in the midwest and western United States and the leading full-line sporting goods retailer in the Rocky Mountain region in terms of sales and number of stores. The Company's business strategy is to provide its customers with an extensive selection of high quality, brand name merchandise at competitive prices with exceptional customer service. The Company operated 63 sporting goods stores in eight states as of January 3, 1998, the end of its 1997 fiscal year. In fiscal 1997, the Company had sales of approximately $228.4 million, an 11.9% increase over fiscal 1996 with a 5.6% increase in comparable store sales. The Company's executive offices are located at 1000 Broadway, Denver, Colorado 80203, and its telephone number is (303) 861-1122. The Company's web site is http://www.gartsports.com. This web site is not part of this Prospectus.



         The Company acquired Sportmart on January 9, 1998 in a transaction involving the issuance of 2,180,656 shares of Common Stock in exchange for all the outstanding common stock of Sportmart. At the time of the Sportmart acquisition, Sportmart operated 59 stores in the midwest and western United States, none of which overlapped with markets served by Gart Sports stores. With the Sportmart acquisition, the Company became the second largest full-line sporting goods retailer in the United States based upon revenues.



         Between November 2, 1993 (the opening of the first Gart Sports superstore) and January 8, 1998, while Gart Sports increased its net store base from 58 to 64 stores, it increased total square footage by 64.2% from 992,000 square feet to 1,629,000 square feet. The 59 stores acquired in the Sportmart acquisition added an additional 2,577,000 square feet. In February 1998, the Company closed the 45,000 square foot Sportmart store in Tukwila, Washington. Founded in 1928, the Company operates 122 stores under the Gart Sports and Sportmart names in Colorado, California, Illinois, Utah, Idaho, Minnesota, Washington, Ohio, Wyoming, Montana, Oregon, Wisconsin, Indiana, Iowa, Nevada and New Mexico. The Company was incorporated in Delaware in 1993 and operates through its wholly-owned subsidiaries, Gart Bros. Sporting Goods Company ("Gart Bros.") and Sportmart.


INDUSTRY OVERVIEW

         According to the National Sporting Goods Association (the "NSGA"), total U.S. retail sales of sporting goods (including sporting equipment, athletic footwear and apparel, but excluding recreational transportation products) were approximately $41.6 billion in 1996, an increase from $39.2 billion in 1995. The NSGA reported that in 1997, sales of athletic footwear are projected to grow 4%, sales of athletic apparel are projected to grow 2%, and sales of athletic equipment are projected to grow 3%.


         The retail sporting goods industry is comprised of four principal categories of retailers: (i) large format sporting goods stores, which typically range from 30,000 to 80,000 square feet in size and emphasize high sales volumes and a large number of SKUs in a warehouse-style store, (ii) traditional sporting goods stores, which typically range in size from 5,000 to 20,000 square feet and carry a more limited assortment of merchandise and are often viewed by their customers as convenient neighborhood stores, (iii) specialty sporting goods stores, consisting of specialty stores and pro shops, generally specializing in one product category of sporting goods, and (iv) mass merchandisers, including discount retailers, warehouse clubs and department stores, which although generally price competitive, have limited customer service and a more limited selection.



         The sporting goods industry in the United States is characterized by fragmented competition, limited assortments from traditional sporting goods retailers, customer preference for one-stop shopping convenience and the growing importance of delivering value to the customer through selection, service and price. The Company believes that these characteristics of the sporting goods industry make the Company's superstore format particularly well suited to grow and increase the Company's market share relative to traditional sporting goods stores, specialty sporting goods retailers, mass merchandisers and other large format sporting goods retailers.


BUSINESS STRATEGY


         The Company's business strategy is to provide its customers with an extensive selection of high quality, brand name merchandise at competitive prices with exceptional customer service. The key elements of the Company's business strategy are the following:



                  Broad Assortment of Quality, Brand Name Products. The Company offers a wide selection of quality, brand name apparel and equipment at competitive prices designed to appeal to both the casual sporting goods customer and the sports enthusiast for its customers' complete sporting goods needs. The Company carries over 60,000 active SKUs, including popular brands such as Coleman, Columbia, K2, Nike, Rawlings, Reebok, Rollerblade, Rossignol, Spalding, Speedo and Wilson. Gart Sports' customer service, expert technicians and specialty store presentation enable it to purchase directly from manufacturers full product lines that are typically only available in specialty stores and pro shops, such as Callaway, Cobra, Taylor Made and Tommy Armour golf clubs, The North Face apparel and equipment, G. Loomis fishing equipment, Glock and Weatherby firearms, Volkl and Volant ski equipment and Burton snowboard equipment.



                  Exceptional Customer Service. The Company differentiates itself by its company -wide culture of customer service that provides the high level of service generally associated with specialty sporting goods stores and pro shops. The Company's strategy is to hire sales associates and sports technicians who are knowledgeable and enthusiastic about the products they sell or service. The Company supports its sales associates by providing ongoing training with respect to the performance attributes and technical aspects of its merchandise, including conducting regular manufacturers' clinics. The Company provides full service in all departments, including shoe and winter sports departments, and strives to maintain high in-stock levels to ensure customer satisfaction. The Company also employs a "no-hassle" merchandise return policy. Finally, the Company offers special customer services such as special order capability, equipment rental, on-site repair centers, instructional courses, discounted ski lift tickets and hunting and fishing licenses.



                  Attractive Shopping Environment. The Company seeks to offer a uniquely attractive shopping environment that showcases the breadth of the Company's product offerings and reinforces the Company's distinctive brand image. The Company's brightly lit stores are designed to project a clean, upscale atmosphere, with a user-friendly layout featuring wide aisles, well-organized merchandise displays and clearly defined departments arranged in a logical and convenient floorplan. The Company believes that this customer-oriented shopping environment helps distinguish its stores from the warehouse format offered by many of its competitors.



                  Customized Merchandise Mix. The Company tailors its product mix to local demographics and lifestyles based on the Company's experience and market research. Purchasing decisions are made on a store by store basis, and store operations work directly with the Company's buyers to revise the product mix in each store. Various factors typically influence the product mix in a particular market, such as disposable income, professional and amateur sports activities, specific regional and seasonal activities, and recreational licenses.



                  Promotional Advertising and Marketing. The Company uses a promotional pricing and advertising strategy focused on the creation of "events" to drive traffic and sales in its stores. Each event is based upon either a key shopping period such as the winter holidays, Father's Day, and Back-to-School or a specific sales or promotional event, including the annual Sniagrab ("bargains" spelled backwards) sale, which the Company believes is the largest pre-season ski and snowboard sale in the United States. The Company's strategy of clustering stores in major markets enables it to employ an aggressive advertising strategy on a cost-effective basis, utilizing newspaper, radio and television.


         As part of the integration of the Sportmart stores, the Company has established a four year store remodel schedule, increased store-level staffing, expanded the brand name product mix in the stores and increased the frequency of Sportmart's advertising.


MERCHANDISING


         The Company offers its customers over 60,000 active SKUs of high quality brand name merchandise in over 100 categories of sporting goods and apparel. The Company provides an assortment of products typically found only in a warehouse format sporting goods store with the presentation and service typical of specialty stores and pro shops. As a result of its exceptional customer service, expert technicians and specialty store presentation, Gart Sports has direct vendor access to full lines of brands not typically found in its warehouse format sporting goods competitors. The Company intends to implement a similar merchandising strategy in the 58 Sportmart stores.



         The merchandising strategy employed in the Sportmart stores has focused on offering a broad and deep selection of quality, brand-oriented and private label merchandise in a superstore format. Each store offers a wide variety of sports equipment, apparel, footwear and accessories to meet the needs of the casual sports participant as well as the sports enthusiast. The Company intends to adjust the in-store merchandise mix to reflect the specific regional and seasonal needs of each Sportmart store.



         Historically, the largest percentage of Gart Sports stores have been based in the Rocky Mountain region, resulting in a heavier concentration of winter sporting equipment and apparel than a typical warehouse format sporting goods store. The Company believes that the quality and breadth of its winter sports merchandise has contributed to its strong reputation in the Rocky Mountain region compared to other large format competitors with less experience marketing winter sporting goods. In addition, the Company believes that its ability to manage the complex inventory requirements of the winter product line, which is characterized by a short selling season and peak selling periods at the beginning and end of the selling season, gives it an important competitive advantage.



         The following table sets forth the percentage of total net sales for each major product category for each of the last three fiscal years for Gart Sports stores:



                                              FISCAL YEARS
                                   ----------------------------------------
                                      1997            1996         1995
                                   -----------     ----------    ----------
                                   (UNAUDITED)     (UNAUDITED)   (UNAUDITED)
Hardlines.........................     49.4%           48.7%         50.7%
Softlines:
  Apparel.........................     30.4            30.9          28.0
  Footwear........................     20.2            20.4          21.3
                                      -----           -----         -----
                   Subtotal.......     50.6            51.3          49.3
                                      -----           -----         -----
                   Total..........    100.0%          100.0%        100.0%
                                      =====           =====         =====

      The Sportmart acquisition will reduce the Company's reliance on winter sporting goods. The following table represents the Sportmart product mix as a percentage of sales for its last three fiscal years:




                                                    FISCAL YEARS
                                     -------------------------------------------
                                        1997           1996          1995
                                     ------------  -------------  --------------
                                     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
Hardlines...........................    42.2%          42.3%           46.3%
Softlines:
  Apparel...........................    28.7           28.7            26.0
  Footwear..........................    29.1           29.0            27.7
                                       -----          -----           -----
                   Subtotal.........    57.8           57.7            53.7
                                       -----          -----           -----
                   Total............   100.0%         100.0%          100.0%
                                       =====          =====           =====



         The hardlines and softlines sold by the Company include the following merchandise categories:


         Winter Equipment and Apparel


         The Company believes that its Gart Sport stores offer the widest selection of ski and snowboard merchandise in the Rocky Mountain region. This extensive selection consists of winter sports apparel, accessories and equipment, including a broad selection of apparel and equipment for nordic (cross country) skiing. Gart Sports has become a leader in the snowboard industry, which began in the early 1990s, with its wide range of snowboard-related products, including snowboards, boots, bindings and apparel. The Company offers products from a wide variety of well-known winter sports equipment and apparel suppliers, including the following:



Airwalk          Elan             Kombi           Quiksilver      Spyder
Atomic           Fisher           Lange           RD              Tecnica
Bogner           Gordini          Leki            Rolffe          The North Face
Burton           Grandoe          Marker          Rossignol       Thule
Columbia         Head             Morrow          Salomon         Tyrolia
Descente         Helly Hansen     Nils            Santa Cruz      Vans
Duofold          K2               Nordica         Scott           Volant
Dynastar         Karhu            Obermeyer       Skea            Volkl



         In addition to offering the most widely known and available popular brands, Gart Sports stores carry full lines of winter equipment and apparel from manufacturers that are typically only available in specialty stores, such as Volkl, Volant, The North Face and Bogner.



         Many Gart Sports stores also rent winter sports equipment, including skis, snowboards, boots and poles. The rental equipment ranges from entry-level products designed for beginners to advanced products for more accomplished skiers and snowboarders. Other services offered in these stores include advanced demo ski programs, custom boot fitting, complete ski and snowboard repair facilities, each with specialized equipment, and the convenience of in-store discounted lift ticket sales to area resorts.



         The Company intends to strengthen the winter equipment and apparel category in its Sportmart stores as appropriate, while recognizing that many Sportmart stores are located in markets where winter sports are less dominant. The Company plans to introduce a larger breadth and depth of merchandise, additional quality name brands, and more specialized customer service to its Sportmart stores.

         Footwear, In-line Skates and General Apparel


         The Company stores carry a complete line of athletic footwear, sportswear and apparel designed for a wide variety of activities and performance levels. Footwear is available for such diverse activities as basketball, baseball, football, soccer, tennis, golf, aerobics, running, walking, cycling, hiking, cross-training, wrestling and snowshoeing. The Company is also a major retailer of in-line skates and ice skates. The Company's wide variety of sportswear and apparel include a broad selection of licensed apparel for professional and college teams. Special services in this area include in-line skate repair, bearing and wheel changes, and training and safety programs designed to help new skate owners safely develop their in-line skating skills. The Company's extensive variety of well-known apparel and footwear vendors includes the following:



Adidas           Converse            Marika             Pro Player       Sorel
Antiqua          Danner              Merrill            Puma             Speedo
Asics            Danskin             Mitre              Quiksilver       Starter
Avia             Fila                Mizuno             Reebok           Tecnica
Bauer            Hi-Tech             Moving Comfort     Rollerblade      Teva
Birkenstock      Izod Club           New Balance        Russell          Thorlo
Browning         K2                  Nike               Salomon          Umbro
Champion         K-Swiss             No Fear            Saucony          Vans
Columbia         Logo Athletic



         Sportmart has historically had higher footwear sales as a percentage of store sales than Gart Sports stores. The Company believes that this success is partially attributable to Sportmart's self-service format and display of footwear and plans to test a similar footwear format in its new Gart Sports stores.


         General Athletics, Exercise and Outdoor Recreation


         General Athletics and Exercise. The Company offers a broad range of brand name equipment for traditional team sports, including football, baseball, basketball, hockey, volleyball and soccer, as well as equipment for activities which have recently become more popular such as street hockey. The Company also carries a variety of fitness equipment, including treadmills, stationary bicycles, rowing machines, stair climbers, weight machines and free weights, and equipment for recreational activities including ping pong, darts, badminton, croquet and horseshoes. In addition, Gart Sports offers home delivery and in-home set up on exercise equipment and outdoor equipment (such as basketball hoops and trampolines).



         The Company's stores carry brands such as:



Adams               Franklin                  Mizuno       Spalding
Bike Athletic       Harvard Sport             Nike         Starter
Bio Dyne            Hillerich & Bradsby       Pro Form     Timex
Easton Sports       Hutch                     Rawlings     Upper Deck
Everlast            Life Fitness              Reebok       Weider
Fitness Quest       Lifetime Products         Riddell      Wilson
Forster             Louisville                Russell



         Sportmart has excelled in the general athletics category through its presentation and selection of exercise and team sports equipment. The Company intends to expand the product mix and presentation in this category in its Gart Sports stores.



         Golf and Tennis. The Company maintains a wide assortment of golf and tennis apparel and equipment to cater to every type of sporting goods customer, ranging from the recreational athlete to the most avid sports enthusiast. The Company offers products from a wide variety of well-known golf and racquet sports equipment and apparel suppliers, including the following:

Callaway           Head                      Odyssey               Sun Mountain
Cleveland          Izod Club                 Penn                  Taylor Made
Cobra              Lynx                      Pinnacle              Titleist
Datrex             Maxfli                    Precept               Tommy Armour
Ektelon            McGregor                  Prince                Wilson
Footjoy            Nicklaus                  Reebok                Yonex
Hogan              Nike                      Spalding



         In addition to offering the most widely known and available popular brands, the Company has direct vendor access to full lines of prestigious brands such as Callaway, Cobra, Taylor Made and Tommy Armour that are generally not found in large format stores. All of the Company's Gart Sports Superstores have their own golf club repair center and tennis stringing and re-gripping center and several stores rent rackets. All Gart Sports Superstores feature indoor putting greens and driving ranges, and one store features a rooftop tennis court, enabling customers to try out equipment prior to purchase. The Company plans to expand the product and service offerings in the golf departments of most of the Sportmart stores, providing an opportunity for increased margins. These plans include the introduction of a broader variety of merchandise, including higher end products, and the installation of indoor putting greens and driving ranges.



         Cycling. In most of its stores, the Company offers a selection of bicycles, including mountain bikes, cross country bikes and racing bikes, from such manufacturers as Huffy, KHS and Nishiki. The Company's stores carry cycling apparel, accessories and components from suppliers such as Bell, Descente, Nike, Shimano and Specialized. The Company also offers all of the attachments necessary for carrying bicycles on a Thule car roof rack. Most of the Company's stores have their own bicycle repair facility where work can be performed on all makes and models of bikes, including those purchased from other retailers.



         Water Sports. The Company carries a broad array of products designed for a variety of water sports, including recreational and competitive swimming, water skiing, canoeing, knee boarding and surfing. Suppliers of these products include HO, O'Brien and O'Neill. Swimsuits and accessories are available from Jansen, Mossimo, Nike, Quiksilver, Sideout, Speedo and Tyr. In addition, the Company carries snorkeling equipment and wet suits.


         Hunting, Fishing and Camping Apparel and Equipment


         Hunting. The Company carries a broad selection of hunting equipment and accessories. Gart Sports stores provide a complete selection of sporting arms, scopes, reloading supplies, clothing and hunting licenses. The Company also offers the expertise of an in-house gunsmith. The Company carries such top brand names as:



Beretta            Colt                Nikon                     Smith & Wesson
Browning           Federal             Pentax                    Walls
Bushnell           Glock               Redfield                  Weatherby
Carhartt           Leupold             Remington                 Winchester



         The Company intends to selectively expand the hunting category in the Sportmart stores with an increased merchandise mix in targeted markets.



         Fishing. Gart Sports stores offer a broad range of freshwater and fly fishing equipment, accessories and fishing licenses. To complement this department, several stores offer instructional fly fishing courses on topics such as fly tying, line winding and casting. The Company sells equipment and accessories from widely known fishing equipment and accessory manufacturers including the following:



Berkley              Daiwa             Hodgman            Scientific Angler
Browning             Eagle Claw        Penn               Shimano
Cortland             G. Loomis         Ross               Stillwater

         Camping. Gart Sports stores carry a wide selection of outdoor products for most types of camping and outdoor activity. The Company offers products from a broad range of companies including the following:



American Camper         Garmin                Jansport          Sierra Design
Camp Chef               Gregory               Kavu              Slumberjack
Coleman/Peak1           Igloo                 Kelty             Swiss Army Knife
Columbia                Inside Edge           Magellan          The North Face
Eureka                  Jack Wolfskin         Purchase          Woolrich



         Sportmart stores have typically carried less extensive lines of fishing and camping merchandise than Gart Sports stores. The Company intends to expand the fishing and camping departments in Sportmart stores as part of an increased emphasis on marketing outdoor products in these stores.



THE COMPANY'S STORES


         Store Design


         The Company creates a dynamic shopping atmosphere that appeals broadly to both the casual sporting goods customer and the sports enthusiast. Based on almost 70 years of experience in the sporting goods retail industry, the Company has developed two superstore prototypes designed to feature the quality and variety of brand name merchandise, the breadth of product selection and the high levels of customer service that are the foundation of the Company's strong reputation. The Company typically penetrates larger, multiple store markets primarily with its 45,000 square foot prototype superstore and smaller single-store markets with its 33,000 square foot prototype superstore. The Company has determined that these superstore formats provide the best opportunity for growth.



         The prototype superstore layout features a racetrack configuration with apparel and specialty brand shops in the middle of the store and the specialty hardgoods departments along the outside of the racetrack. The lighting, flooring and color scheme is designed to enhance the presentation of the merchandise and avoid a warehouse-type atmosphere. The apparel is displayed prominently to showcase the quality brand names. In addition, many of the Company's stores feature specialized brand shops for vendors such as Nike, Columbia, The North Face and Adidas, which offer a broad array of vendor-specific products in specialized, image-enhancing fixtures. The visibility of the branded apparel and the feature shops emphasize the quality image and brand assortment of the Company's stores.



         Specialty departments are located adjacent to other related departments and apparel assortments to increase customer convenience and to stimulate cross-purchasing. The specialty departments display merchandise on low racking to allow customers easy access to products and to promote store-wide visibility and easy department identification. The specialty departments use the walls effectively to display merchandise in order to convey the depth and breadth of product selection. Department layouts are adjusted periodically to make room for seasonal products.



         Gart Sports' and Sportmart's Superstores average approximately 45,000 square feet in size. Each store is designed to provide ample space for the store's customers to shop the Company's extensive depth of product. Generally, 80% of store space is dedicated to selling while 20% is used for office and non-retail functions. The Company plans to modify the layout and design of the Sportmart stores, on a store-by-store basis, over the next four years. While maintaining some of the elements of these stores, the Company plans to improve the shopping environment with clearer sight lines, warmer flooring and color schemes and improved visual design. Department size and adjacencies will be tailored to regional and seasonal needs to improve the stores' shopability.



         The Company's 22 freestanding and strip center stores more closely resemble traditional sporting goods stores and range in size from 9,000 to 38,000 square feet. The Company's 16 stores in enclosed shopping malls average 13,000 square feet and carry a selection of merchandise that appeals to the mall-oriented shopper, focusing on apparel and footwear. The Company's six resort stores range in size from 7,000 to 27,000 square feet and provide a broader merchandise selection and lower prices than typically available in resort areas, while offering a high level of customer service.


         Customer Service


         The Company differentiates its stores by providing the exceptional level of service generally associated with specialty sporting goods stores and pro shops. The Company's strategy is to hire sales associates and sports technicians who are knowledgeable and enthusiastic about the products they sell or service. Sales associates are required to attend product training clinics sponsored by individual vendors as well as Company sponsored seminars on topics such as customer service and selling skills. The Company provides full service in all departments, including shoe and winter sport departments, and strives to maintain high in-stock levels to ensure customer satisfaction. The Company also employs a "no-hassle" merchandise return policy. In addition, Gart Sports offers services typically associated with smaller, specialty sporting goods shops, including special order capability, equipment rental, on-site repair centers, instructional courses, discounted ski lift tickets and hunting and fishing licenses. The Company plans to increase the number of sales associates and sports professionals (including golf teaching professionals) and technicians (including in house winter sports and bicycle technicians) in most of the Sportmart stores.


         Operations and Training


         Typically, the Company's superstores have 55 to 80 sales associates and technicians, while its non-superstore stores employ a staff of approximately 20 to 25. Additional part-time sales associates are hired during the holiday season and for the Sniagrab pre-season ski sale. Gart Sports stores sales associates receive a commission for each item they sell. The Company plans to implement the same commission structure in Sportmart stores. This system includes a base commission on all products sold plus additional ("spiff") commissions on targeted merchandise.



         The Company employs a manager, at least two assistant managers and several department managers in each store. Store managers report to a district manager having responsibility for all stores in a limited geographic region. There are currently 18 district managers and four regional managers. The addition of Sportmart allows the Company to expand its internal training programs for future management and sales associates as well as product-specific training programs.



         The Company's new store managers are either promoted internally or hired as trainees. The Company places significant emphasis on the training of store-level management. The training of new store managers is a two-step process which involves participation in a formalized training program covering, among other things, time management, staff selection, scheduling, employee training, customer service and retail selling skills. The management trainee then becomes a manager in training at one of the Company's stores for a period of six months to one year. Upon completion of this program, management trainees are eligible to be promoted to the position of assistant manager of operations or merchandising and later to store manager.



         The Company's stores are open seven days a week, generally from 9:00 a.m. to 9:00 p.m., Monday through Saturday; and 10:00 a.m. to 6:00 p.m. on Sunday. Store hours are adjusted for individual markets as necessary.


         Site Selection and Location


         In choosing appropriate markets, the Company considers the market's demographic and lifestyle characteristics, including, among other factors, the following: levels of disposable income; local population and buying patterns; enthusiasm for outdoor recreation; popularity of collegiate and professional sports teams; and level of affinity for regional sports activities.

         The following table sets forth the location, by state, of the Company's stores, as of April 15, 1998:



          STATE                SUPERSTORES        RESORT STORES      OTHER STORES     TOTAL NUMBER OF STORES
          -----                -----------        -------------      ------------     ----------------------
Colorado..................          8                  3                   20                    31
California................         26                  -                   -                     26
Illinois..................         15                  -                   -                     15
Utah......................          4                  2                   9                     15
Idaho.....................          1                  -                   6                      7
Washington................          5                  -                   -                      5
Minnesota.................          5                  -                   -                      5
Ohio......................          4                  -                   -                      4
Wyoming...................          -                  1                   3                      4
Oregon....................          2                  -                   -                      2
Wisconsin.................          2                  -                   -                      2
Montana...................          2                  -                   -                      2
New Mexico................          1                  -                   -                      1
Nevada....................          1                  -                   -                      1
Indiana...................          1                  -                   -                      1
Iowa......................          1                  -                   -                      1
                                   --                  -                  --                    ---
          Total...........         78                  6                  38                    122
                                   ==                  =                  ==                    ===



         The Company plans to open new stores primarily in existing markets to further leverage the Company's fixed cost structure, advertising program and distribution system. The Company intends to open three to seven new stores in 1998.


MANAGEMENT INFORMATION SYSTEMS


         Over the last five years the Company has installed sophisticated management information systems which use JDA retail software operating on an IBM AS/400 platform. The Company utilizes IBM 4680 and 4690 point-of-sale systems which incorporate scanning, price look-up, zone pricing support and store level access to the Company's merchandise information system. The Company's management information systems fully integrate purchasing and sales reporting and inventory information down to the SKU level and have allowed the Company to improve overall inventory management by identifying individual SKU movement and projecting trends and replenishment needs on a timely basis. These systems have enabled the Company to increase margins and profitability by reducing inventory investment, strengthening in-stock positions, reducing the Company's historical shrinkage levels, and creating store level perpetual inventories and automatic replenishment. The Company is continuing to invest in hardware and software, and has hired additional systems staff to assist in the development of enhancements such as data warehousing and electronic data interchange to improve the Company's ability to systematically manage its inventory. In addition, the Company has installed a frame relay data and voice communications system to enhance the overall efficiency of the management information systems.



         Prior to its acquisition by the Company, Sportmart was using a compatible, older version of the same JDA retail software. Sportmart's data systems are currently being merged into the Company's existing JDA system. However, Sportmart brings to the combined entity many sophisticated add-on software products, such as the Arthur Planning System, E3 Replenishment and Allocation software, among others, which are being integrated into the Company's JDA retail software. The combination of the more updated Year 2000 compliant JDA core system that was previously in use at the Company with the state-of-art add-on tools acquired in the Sportmart acquisition is expected to provide a more efficient system. By mid 1998, all host systems are expected to be fully integrated on the AS400 host system located in Denver.

YEAR 2000 COMPLIANCE



         The Year 2000 issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Accordingly, any of the Company's computer programs that have date sensitive software may cause system failures or miscalculations if data entry of "00" is recognized as the year 1900 rather than 2000.



         Based upon a recent assessment, the Company has determined that it is required to modify portions of its software and operating systems so that its computer systems will properly utilize dates beyond December 31, 1999. The Company believes that with upgrades or modifications to existing software and conversion to new software, the impact of the Year 2000 Issue can be mitigated. However, if such upgrades, modifications and conversions are not made, or are not made in a timely manner, the Year 2000 Issue could have a material impact on the Company's operations.



         The Company will utilize both internal and external resources to reprogram, or replace, and test software for Year 2000 compliance. The Company has developed a comprehensive plan that addresses Year 2000 compliance for the Company and its vendors. The Company expects that Year 2000 compliance will be achieved by early 1999 for its primary management information systems from JDA and that other operating systems will be updated for Year 2000 compliance or replaced by Year 2000 compliant systems within the next 16 months. The total Year 2000 project cost is estimated to be $50,000 to $75,000. Costs will be expensed as incurred, unless new software is purchased, in which case such costs will be capitalized. The Company has not incurred significant costs prior to January 31, 1998 other than internal costs to evaluate the extent of Year 2000 compliance and to develop a remediation plan.



         The costs of the Year 2000 project and the schedule for completion of Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans.


ADVERTISING AND PROMOTION


         The Company's comprehensive marketing program is designed to promote the Company's quality image and extensive selection of brand name products at competitive prices. The program is centered on extensive newspaper advertising supplemented by television, radio and billboard ads. The advertising strategy is focused on weekly newspaper advertising utilizing both four-page pre-printed flyer inserts and standard run of press (ROP) advertising, with additional emphasis on key shopping periods, such as the winter holidays, Father's Day and Back-to-School, and on specific sales and promotional events, including the annual Sniagrab sale, which the Company believes is the largest pre-season ski and snowboard sales event in the United States.



         The Company's strategy of clustering stores in major markets enables it to employ an aggressive advertising strategy on a cost effective basis through the use of newspaper, radio and television advertising. The Company's goal is to be one of the dominant sporting goods advertisers in each of its markets. The Company advertises in major metropolitan newspapers as well as regional newspapers circulated in areas surrounding its store locations. Newspaper advertising typically consists of weekly promotional ads with three-color inserts on a semi-monthly basis. Television advertising is generally concentrated three to four days prior to a promotional event or key shopping period. Radio advertising is used primarily to publicize specific promotions in conjunction with newspaper advertising or to announce a public relations promotion or grand opening. Billboards emphasizing the Company's image and high quality brand name merchandise are strategically located on high traffic thoroughfares near store locations. Vendor payments under cooperative advertising arrangements with the Company as well as vendor buy-ins to sponsor sporting events and programs have significantly improved the Company's advertising leverage.



         The Company's advertising is designed to create an "event" in the stores and to drive customer traffic with advertisements promoting a wide variety of sale priced merchandise appropriate for the current holiday or event. In addition to holidays, the Company's events include the Sniagrab sale, celebrity autograph sessions, events related to local sports teams, race sponsorships and registrations, vendor demonstrations and other activities that attract customers to Gart Sports stores. The marketing program is administered by the Company's in-house staff, and the Company has recently retained an outside advertising agency to help develop new advertising programs.



         In addition, the Company plans to continue various Sportmart marketing events and expand some of these programs into its other markets. These programs include the Sportmart Women's Advisory Team or "SWAT." SWAT is composed of five Olympic champions including Janet Evans (four-time Olympic Gold Medalist in swimming), Mia Hamm (Olympic Gold Medalist in soccer), Katrina McClain (two-time Olympic Gold Medalist in basketball), Dot Richardson (Olympic Gold Medalist in softball), and Willye White (two-time Olympic Silver Medalist in track and field, and the first American to compete in five consecutive Olympics). This stellar team of athletes, along with the prestigious Women's Sports Foundation, guides the Company in the administration of a scholarship program that awards eight scholarships to young women athletes entering college. Applications are received from all of Sportmart's markets. SWAT also is featured in the Company's advertising to communicate the importance and benefits of sports participation for all women. SWAT will continue to advise the Company in its merchandising and marketing to women.



         Sportmart also sponsors tournaments and amateur competitive events in an effort to align itself with both the serious sports enthusiast and the recreational athlete. Sportmart is also recognized as a major sponsor of professional sport teams in its markets, including, from time to time, the Chicago Bulls, White Sox, Cubs, Blackhawks and Bears, the Los Angeles Dodgers, the Seattle Supersonics, the Minnesota Twins and Vikings, the Milwaukee Brewers and the San Francisco Giants.


PURCHASING AND DISTRIBUTION


         The Company's purchasing department is composed of two Senior Vice Presidents of Merchandising, four Vice Presidents and 19 buyers. The buying group has an average of approximately 14 years of retail experience. In addition to merchandise procurement, the buying staff is also responsible for determining pricing and working with the allocation and replenishment groups to establish stock levels and product mix. The buying staff also regularly communicates with store operations to monitor shifts in consumer tastes and market trends.



         The Company's merchandise allocation and control department (the "MAC Group") is responsible for merchandise distribution, inventory control and the establishment and expansion of the E3 Replenishment and Allocation System, and acts as the central processing intermediary between the buying staff and the Company's stores. The MAC Group also coordinates the inventory necessary for each advertising promotion with the buying staff and the advertising department. The MAC Group tracks the effectiveness of each ad to allow the buying staff and the advertising department to refine each promotional program. In addition, the MAC Group implements price changes and monitors and reorders basic merchandise, determining minimum/maximum levels for individual stores on particular items.



         The Company purchases merchandise from over 1,400 vendors and has no long-term purchase commitments. During fiscal 1997 on a pro forma basis, Nike, the Company's largest vendor, represented approximately 17.3% of Gart Sports' and Sportmart's combined purchases. No other vendor represented more than 5.0%.



         The Company utilizes a "hub and spoke" distribution system in which vendors ship directly to central distribution centers serving surrounding regional stores. Management believes that its distribution system has the following advantages as compared to a direct delivery (i.e., drop shipping) system utilized by other warehouse store sporting goods chains: reduced individual store inventory investment; more timely matching of store inventory needs; better use of relatively higher cost store floor space; and easier returns to vendors. This "hub and spoke" distribution system is utilized by many major volume retailers such as Wal-Mart, Toys "R" Us and Circuit City.



         With the acquisition of Sportmart, the Company has three regional distribution centers: (1) a 240,000 square foot facility located in Denver, Colorado, (2) a 202,500 square foot facility located in Fontana, California, and
(3) a 141,000 square foot facility located in Woodridge, Illinois. Inventory arriving at the distribution centers is allocated directly to the stores or to the distribution center or to both. Seasonal and limited purchase inventory is fully distributed to all stores. Inventory that is purchased more frequently and is planned as part of a basic program is allocated to the stores largely on a percentage basis with the balance remaining in the distribution centers for future replenishment. An automated reorder system regularly replenishes the stores by allocating merchandise from the distribution center based on each store's sales. This system has significantly reduced the need for back-stock in the stores. The Company plans to continue adding SKUs to this automated re-order system.



         The Company operates tractor trailers for delivering the merchandise from its Denver distribution center to its Colorado stores and contracts with common carriers to deliver merchandise to its stores outside a 400 mile radius from Denver and to its stores receiving merchandise from the Company's Fontana, California and Woodridge, Illinois distribution centers. The Company believes this system is more efficient and cost-effective than drop-shipping goods sent by vendors directly to the stores. By utilizing a central distribution system, the Company believes it is better able to manage the inventory kept in stock at each store and to reduce inventory shrinkage.



         The Company completed a reconfiguration of the Denver distribution center and upgrade of the equipment in the processing and receiving areas in the first half of 1997 at a total cost of approximately $500,000, increasing capacity for future expansion. With the additional two regional distribution centers acquired as part of the Sportmart acquisition, the Company believes that its three distribution centers are adequate to service the Company's current and expansion needs for the foreseeable future.


COMPETITION


         The retail sporting goods industry is highly fragmented and intensely competitive. While the Company's competition differs by market, there are four general categories of sporting goods retailers with which the Company competes: large format sporting goods stores, traditional sporting goods stores, specialty sporting goods stores and mass merchandisers.



         Large Format and Warehouse Sporting Goods Stores. Stores in this category, including warehouse stores such as Jumbo Sports and The Sports Authority, and large format stores such as Sport Chalet and Oshman's, typically range from 30,000 to 80,000 square feet in size and tend to be destination (freestanding or strip shopping center anchor) locations. Most large format and warehouse sporting goods stores emphasize high sales volumes and a large number of SKUs.



         Traditional Sporting Goods Stores. This category consists of traditional sporting goods chains, such as Big 5 and Hibbetts, as well as local independent sporting goods retailers. These stores typically range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and strip shopping centers. Traditional chains and local sporting goods stores often carry a more limited assortment of merchandise and are commonly viewed by their customers as convenient neighborhood stores.


         Specialty Sporting Goods Stores. This category consists of specialty stores and pro shops specializing in certain categories of sporting goods. Examples include such national retail chains as The Athlete's Foot, Champs, Finish Line, Foot Locker, Just for Feet, REI, Pro Discount Golf and Nevada Bob's. These retailers are highly focused, selling generally only one product category such as athletic footwear, ski or snowboard equipment, backpacking and mountaineering, or golf and tennis equipment and apparel.


         Mass Merchandisers. Stores in this category include discount retailers such as Kmart and Wal-Mart, warehouse clubs such as Price/Costco, and department stores such as JC Penney and Sears. These stores range in size from approximately 50,000 to 200,000 square feet and are primarily located in regional malls and strip shopping centers. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers. Although generally price competitive, the Company believes that discount and department stores have limited customer service because the store personnel often lack product expertise in the selling of sporting goods.


         The Company believes that although it will continue to face competition from retailers in each of these categories, the most significant competition will be from the large format sporting goods stores. The Company faces direct competition from warehouse format sporting goods stores, including The Sports Authority in California, Illinois and Washington; Jumbo Sports in Colorado, Illinois and Iowa; Dick's Clothing and Sporting Goods in Ohio; Galyans (a subsidiary of The Limited) in Indiana, Minnesota and Ohio; and Oshman's in California, Minnesota, New Mexico, Utah and Washington. The principal competitive factors include store location and image, product selection, quality and price, and customer service. Increased competition in markets in which the Company has stores, the adoption by competitors of innovative store formats and retail sales methods or the entry of new competitors or the expansion of operations by existing competitors in the Company's markets could have a material adverse effect on the Company's business, financial condition and operating results. In addition, certain of the Company's competitors have substantially greater resources than the Company. The Company believes that the principal strengths with which it competes are its broad selection and competitive prices combined with superior customer service and brand names typically available only in specialty stores and pro shops.


PROPERTIES


         The Company currently leases all of its store locations. Most leases provide for the payment of minimum annual rent subject to periodic adjustments, plus other charges, including a proportionate share of real estate taxes, insurance and common area maintenance. The Company has identified certain markets for strategic repositioning and plans to address the positioning of each store as leases expire and as opportunities arise. Leases for eight of the Company's non-superstore format stores have expired or are expiring by the end of 1998 and the Company believes that it can continue to occupy such stores on a month-to-month basis. In addition, the lease for one Sportmart store was terminated by mutual agreement, and the Company is negotiating a lease for a replacement site. As part of its repositioning strategy, the Company regularly evaluates whether to renew store leases in existing locations or to strategically relocate some of the stores to better locations and replace them with larger stores. The Company believes that at store locations where it chooses to remain and renew expired leases, the Company can do so on favorable terms. Leases for the Company's 78 Superstores expire between 2000 and 2018. The Company anticipates that all of its new stores will have long-term leases, typically 15 years, with multiple five-year renewal options.



         Seven of the leases for Sportmart stores are with partnerships, the partners of which are certain former officers or directors of Sportmart (including Messrs. Larry and Andrew Hochberg, currently directors of the Company) and their family members. There are four leases with respect to stores the Company no longer occupies, three of which are sublet, that are also leased from partnerships, the partners of which include certain former officers or directors of Sportmart (including Messrs. Larry and Andrew Hochberg) and their family members. See "Certain Relationships and Related Transactions."



         The Company has sublet two leased Sportmart properties in Missouri as a result of the closing of Sportmart's No Contest division. In addition, as a result of the closing of Sportmart's Canadian subsidiary, the Company remains secondarily liable for two leases Sportmart has assigned in Canada and has a contingent liability behind two other parties with respect to a portion of a third location in Canada.



         The Company owns two properties. One of these properties is a vacant Sportmart store located in Edmonton, Canada, which is being marketed for sale. The second property is an approximately five acre tract of land located in Orland Park, Illinois, on which the Company is considering relocating the current Orland Park, Illinois Sportmart store.



         The Company also leases its three regional distribution centers. The lease for the 240,000 square foot distribution center in Denver, Colorado, expires in 2004 with a ten year renewal option. The lease for the 202,500 square foot distribution center in Fontana, California expires in 2008, assuming all options are exercised. The lease for the

141,000 square foot distribution center in Woodridge, Illinois expires in 2007, assuming all options are exercised. The Company believes that its distribution centers are adequate to service the Company's current and expansion needs for the foreseeable future.



         The Company's corporate offices are located in its Denver Sportscastle store and are included under that store's lease, which expires in 2017. In January 1998, the Company entered into a lease for approximately 22,000 square feet of additional corporate office space located adjacent to the Denver Sportscastle store. This lease expires in 2017.


EMPLOYEES


         At March 28, 1998, the Company employed 6,059 employees, 2,657 of whom were employed on a full-time basis and 3,402 of whom were employed on a part-time (less than 32 hours per week) basis. Of these, 544 were employed at the executive and administrative level and 5,515 were employed at the store level. Due to the seasonal nature of the Company's business, total employment fluctuates during the year. The Company considers its employee relations to be good. None of the Company's employees are covered by a collective bargaining agreement.


TRADEMARKS AND TRADENAMES


         The Company uses the Gart Sports(R), Gart Bros. Sporting Goods Company(R), Gart Sports Superstore(R), Sniagrab(R), Sportscastle(R), Gart Sports Company(R) and SWAT(R) trademarks and trade names, which have been registered with the United States Patent and Trademark Office. Sportmart(R) and Sportmart's corporate logo are federally registered servicemarks of the Company. The Company also owns numerous other trademarks and servicemarks which involve the manufacturing of soft goods, advertising slogans, promotional event names and store names used in its business.


LEGAL PROCEEDINGS


         The Company is from time to time involved in various legal proceedings incidental to the conduct of its business. The Company believes that the outcome of all such pending legal proceedings to which it is a party will not in the aggregate have a material adverse effect on the Company's business, financial condition, or operating results.



         On July 24, 1997, the Internal Revenue System proposed adjustments to the 1992 and 1993 consolidated federal income tax returns of the Company and its former parent company, now Thrifty PayLess Holdings, Inc., a subsidiary of RiteAid Corporation, and the manner in which LIFO inventories were characterized on such returns. See Note 19 to the Consolidated Financial Statements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


         The executive officers and directors of the Company are as follows:



                NAME                   AGE                      POSITION
                ----                   ---                      --------
John Douglas Morton.................    47        President, Chief Executive Officer
                                                  and Chairman of the Board
Thomas T. Hendrickson...............    43        Executive Vice President, Chief
                                                    Financial Officer and Treasurer
Thomas B. Nelson....................    32        Senior Vice President --
                                                  Development and Administration,
                                                  Secretary
Arthur S. Hagan.....................    59        Senior Vice President --
                                                   Merchandising
Kenneth T. Snyder...................    52        Senior Vice President --
                                                   Merchandising
Robert M. Chessen...................    47        Senior Vice President -- Logistics,
                                                    Allocation and Human Resources
Greg Waters.........................    37        Senior Vice President --
                                                   Store Operations
Jonathan D. Sokoloff................    40        Director
Jennifer Holden Dunbar..............    35        Director
Gordon D. Barker....................    52        Director
Peter R. Formanek...................    54        Director
Larry J. Hochberg...................    60        Director
Andrew S. Hochberg..................    35        Director




         John Douglas Morton. Mr. Morton became President, Chief Executive Officer and Chairman of the Board in May 1995. Mr. Morton joined Gart Sports in 1986 as Division Manager of Gart Sports' Utah region. In 1988 he was promoted to Division Vice President of that region and in 1990 to Vice President of Operations for Gart Sports. In 1994 Mr. Morton was promoted to Executive Vice President of Gart Sports with responsibility for Stores, Distribution and Marketing. Prior to joining Gart Sports, he served in various positions with Wolfe's Sporting Goods (a seven-store sporting goods retailer) from 1972 to 1980 including Merchandise Manager -- Ski, Camping, Golf and Tennis, Store Manager, and Operations Manager. From 1980 until joining Gart Sports, he served as a District Manager for Malone and Hyde's sporting goods division (a 40-store retail sporting goods retailer). Mr. Morton has worked for over 30 years in the sporting goods retail industry.



         Thomas T. Hendrickson. Mr. Hendrickson became Executive Vice President, Chief Financial Officer and Treasurer of the Company in January 1998. Mr. Hendrickson previously served as the Executive Vice President and Chief Financial Officer of Sportmart which position he held since September 1996. He joined Sportmart in January 1993 as Vice President -- Financial Operations. In March 1993 he was named Chief Financial Officer of Sportmart and in March 1995 he was named Senior Vice President and Chief Financial Officer of Sportmart. From 1987 until joining Sportmart, Mr. Hendrickson was employed as the Vice President and Controller of Millers Outpost Stores.



         Thomas B. Nelson. Mr. Nelson became Senior Vice President - Development and Administration in January 1998. He joined the Company in 1986 as Director of Management Information Systems. In 1988, he was promoted to Project Manager and Assistant to the President; and in 1991 to Corporate Secretary. In 1993, he was promoted to Vice President - Real Estate and Legal Affairs, and in 1995, his responsibilities were expanded to include Construction and Store Design, Expense Control, Team Sales and Sports Services. Mr. Nelson worked as a Sales Associate/Assistant Manager for the Company in Denver, Colorado from 1979 until 1983.

         Arthur S. Hagan. Mr. Hagan became Senior Vice President --Merchandising in January 1998. Mr. Hagan joined the Company in 1988 as the Company's Division Merchandise Manager for Golf, Tennis, Ski Clothing/Equipment and Garden Furniture and was promoted to Vice President -- Store Operations in 1995 and to Senior Vice President -- Store Operations in May 1997. He was President and owner of Hagan Sports Ltd. (a six- store sporting goods retailer acquired by the Company in 1987) and President and Chief Executive Officer of Aspen Leaf of Colorado, Inc. (a 12-store ski equipment and apparel retailer). Mr. Hagan has over 30 years retailing experience.

         Kenneth T. Snyder. Mr. Snyder joined the Company in 1993 as a Divisional Merchandise Manager of Footwear, Athletics and Exercise Equipment. In 1994, his responsibilities were expanded to include Licensed Products and Accessories. In 1996, Mr. Snyder was promoted to Vice President -- Merchandise Manager, and in 1998, he was promoted to Senior Vice President -- Merchandising. Mr. Snyder's past experience includes Divisional Vice President Textiles/Tabletop/Smallwares at May D&F in Denver, Colorado (a subsidiary of May Department Stores Company) from 1989 to 1993; and prior to 1989, numerous management positions at the Denver Dry Goods Company in Denver, Colorado.

         Robert M. Chessen. Mr. Chessen became Senior Vice President -- Logistics, Allocation and Human Resources in May 1997. He joined the Company in July 1993 as Vice President of Human Resources. Prior to that time, Mr. Chessen was Senior Vice President of Meier & Frank (a division of The May Department Stores Co.) from 1992 to June 1993, and Director of Executive Development at The May Department Stores Co. from 1987 to 1992.

         Greg Waters. Mr. Waters joined the Company in April 1998 as Senior Vice President -- Store Operations. Prior to joining the Company, Mr. Waters served as the western Regional Vice President for The Sports Authority since 1994 and as a District Manager for The Sports Authority from 1991 until 1994. Mr. Waters was employed by Herman's World of Sporting Goods from 1983 until 1998, most recently as a District Manager.

         Jonathan D. Sokoloff. Mr. Sokoloff became a Director of the Company in April 1993. Mr. Sokoloff has been a partner of Leonard Green & Associates, L.P. ("LGA"), a merchant banking firm and the general partner of GEI, since 1990, and was employed at Drexel Burnham Lambert Incorporated, from 1985-1990, most recently as a managing director. He has been an executive officer and equity owner of Leonard Green & Partners, L.P. ("LGP"), a merchant banking firm affiliated with LGA, since its formation in 1994, and is also a director of Carr-Gottstein Foods Co. (an Alaskan based chain of grocery stores), Twinlab Corporation (a manufacturer and marketer of nutritional supplements) and several private companies.

         Jennifer Holden Dunbar. Ms. Holden Dunbar became a Director of the Company in April 1993. Ms. Holden Dunbar joined LGA in 1989, became a principal in 1993 and through a corporation became a partner in 1994. She has been an executive officer and equity owner of LGP since its formation in 1994. Ms. Holden Dunbar previously was an associate of Gibbons, Green, van Amerongen, a merchant banking firm, and a financial analyst for Morgan Stanley & Co., Incorporated in its mergers and acquisitions department. Ms. Holden Dunbar is also a director of Twinlab Corporation and several private companies.

         Gordon D. Barker. Mr. Barker became a Director of the Company in April 1998. Mr. Barker was the Chief Executive Officer and a Director of Thrifty Payless Holdings, Inc. ("Thrifty Payless"), a subsidiary of RiteAid Corporation, from 1996 until its acquisition by RiteAid Corporation in 1997. He previously served in various capacities at Thrifty Payless since 1968, including as Chief Operating Officer from 1994 to 1996 and as President

1994 to 1997. Mr. Barker is also a director of Consep Inc. (a manufacturer and distributor of agricultural pest control products) and several private companies.



         Peter R. Formanek. Mr. Formanek became a Director of the Company in April 1998. Mr. Formanek was co-founder of AutoZone Inc., a retailer of aftermarket automotive parts, and served as President and Chief Operating Officer of AutoZone, Inc. from 1986 until his retirement in 1994. He currently is a director of The Perrigo Company, a manufacturer of store brand over-the-counter drug and personal care products and vitamins, and Borders Group, Inc., the second largest operator of book superstores and the largest operator of mall-based bookstores in the United States.



         Larry J. Hochberg. Mr. Hochberg became a Director of the Company in April 1998. Mr. Hochberg served as a Director of Sportmart from the time he co-founded it in 1970 until Sportmart's acquisition by Gart Sports in January 1998. Mr. Hochberg also co-founded Children's Bargain Town (now part of Toys "R"
Us) which he sold in 1969. He currently serves on the Executive Committee and the Board of Directors of the International Mass Retailing Association.



         Andrew S. Hochberg. Mr. Hochberg became a Director of the Company in April 1998. Mr. Hochberg was Chief Executive Officer of Sportmart from September 1996 until Sportmart's acquisition by Gart Sports in January 1998. Mr. Hochberg joined Sportmart in 1987 as Director of Real Estate. From 1990 to 1993 he was Senior Vice President and Chief Financial Officer of Sportmart. From 1993 to 1995 he was Executive Vice President of Sportmart. He was promoted to President of Sportmart in 1995 and to Chief Executive Officer in 1996. Mr. Hochberg served as a director of Sportmart from 1986 until 1998.



         Larry J. Hochberg is the father of Andrew S. Hochberg. Messrs. Hochberg and Hochberg were elected as directors of the Company in accordance with the terms of the merger agreement pursuant to which the Company acquired Sportmart on January 9, 1998. The Sportmart merger agreement provided that two members Sportmart's board of directors prior to the merger, designated by a majority of such members, be elected to the Company's Board of Directors. The Company also agreed in the Sportmart merger agreement that Larry Hochberg and Andrew Hochberg will be nominated to serve as Directors for a one year term at the Company's 1998 annual meeting of stockholders and to use its best efforts to cause the election thereof provided that the affiliates of the Hochberg family own at least 75% of the Common Stock that they received in the Sportmart acquisition on the date of mailing of the Proxy Statement and that one of them (in the Company's discretion) will be nominated for election as a Director at the Company's 1999 Annual Meeting of Stockholders provided that affiliates of the Hochberg family own at least 50% of the Common Stock that they received in the Sportmart acquisition on the date of mailing of the Company's proxy materials with respect to such meeting. GEI has agreed to vote in favor of each of Messrs. Hochberg and Hochberg and not to vote for or otherwise cause or cooperate in their removal as Directors, other than for cause, during the periods referred to above.



         Gart Sports' Board of Directors serve for one year terms and are elected annually at Gart Sports' annual meeting of its stockholders. The Audit Committee of the Board of Directors consists of Ms. Holden Dunbar, Mr. Barker, Mr. Larry Hochberg and Mr. Andrew Hochberg. The Compensation Committee of the Board of Directors consists of Mr. Sokoloff, Ms. Holden Dunbar and Mr. Formanek.


COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


         Directors who are employees of the Company receive no separate compensation for serving as directors. Directors who are not employees of the Company are reimbursed for their expenses incurred in attending meetings. Mr. Sokoloff and Ms. Holden Dunbar do not receive any compensation for serving as Directors. The Company has not yet determined the compensation to be paid to other Directors who are not employees of the Company.

         The following table sets forth the annual compensation for services rendered to Gart Sports during the 1997 fiscal year for all of Gart Sports' executive officers (the "1997 Executive Officers").


                           SUMMARY COMPENSATION TABLE



                                                                                         1997 LONG-TERM COMPENSATION
                                                       1997 ANNUAL COMPENSATION      --------------------------------------
                                                     -----------------------------   RESTRICTED STOCK        ALL OTHER
       NAME AND PRINCIPAL POSITION                    SALARY ($)         BONUS ($)     AWARDS ($)          COMPENSATION ($)
       ---------------------------                   ----------         ----------   ----------------     -----------------
John Douglas Morton ..............................     287,500           242,358           --                 --
  President and Chief Executive Officer
David J. Nace ....................................     167,000           115,639           --                 --
  Executive Vice President -- Finance, Chief
     Financial Officer and Treasurer(1)
Arthur S. Hagan ..................................     140,000            79,317           --                 --
  Senior Vice President -- Merchandising
Robert M. Chessen ................................     130,000            73,652           --                 --
  Senior Vice President -- Human
  Resources and Distribution



-------------------
(1) Mr. Nace resigned as Executive Vice President, Chief Financial Officer and Treasurer in February 1998.




         The following table summarizes the options granted during the 1997 fiscal year to the 1997 Executive Officers. All of these options were granted under the Company's 1994 Management Equity Plan described below.




                                               OPTION GRANTS IN FISCAL 1997
                                                     INDIVIDUAL GRANTS                                POTENTIAL REALIZABLE
                             -----------------------------------------------------------------           VALUE AT ASSUMED
                               NUMBER                                                                          ANNUAL
                                OF              PERCENT OF                                              RATE OF STOCK PRICE
                             SECURITIES         TOTAL OPTIONS                                         APPRECIATION FOR OPTION
                             UNDERLYING          GRANTED TO           EXERCISE                               TERM (1)
                              OPTIONS           EMPLOYEES IN           PRICE       EXPIRATION        -------------------------
          NAME                GRANTED               1997             ($/ SHARE)       DATE               5%              10%
          ----               ----------         -------------       ----------     ----------        ---------      ----------
John Douglas Morton......     60,000                 32.3%             $14.00      12/01/2007         $528,271      $1,338,774
Arthur S. Hagan..........     12,000                  6.5%             $14.00      12/01/2007         $105,654        $267,749
Robert M. Chessen........     12,000                  6.5%             $14.00      12/01/2007         $105,654        $267,749



----------

(1) Based upon the estimated fair value of the Common Stock on the date of grant and assumed appreciation over the term of the options at the respective annual rates of stock appreciation shown. Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Common Stock. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company and overall market conditions. The actual value realized may be greater or less than the potential realizable value set forth in the table.



         The following table sets forth certain information regarding the number and value of unexercised options held by the 1997 Executive Officers at January 31, 1998.

                         JANUARY 31, 1998 OPTION VALUES

                                       NUMBER OF SECURITIES                           VALUE OF UNEXERCISED
                                      UNDERLYING UNEXERCISED                          IN-THE-MONEY OPTIONS
                                   OPTIONS AT JANUARY 31, 1998                      AT JANUARY 31, 1998 (1)
                               ------------------------------------           ------------------------------------
          NAME                 EXERCISABLE            UNEXERCISABLE           EXERCISABLE            UNEXERCISABLE
          ----                 -----------            -------------           -----------            -------------
John Douglas Morton......         52,800                 143,200               $ 468,336               $ 737,984
David J. Nace............         22,200                  24,800               $ 196,914               $ 219,976
Arthur S. Hagan..........         12,400                  20,800               $ 109,988               $  78,056
Robert M. Chessen........          4,800                  23,200                $ 42,576               $  99,344



----------
(1) Represents the value of the shares of Common Stock subject to outstanding options, based on an assumed value of $14.00 per share at January 31, 1998, less the aggregate option exercise price.



COMPENSATION AGREEMENTS AND PLANS



         Severance Agreement with John Douglas Morton. The Company is party to a severance agreement with Mr. Morton, which provides that upon termination without cause, he is entitled to continue to receive his annual base salary for a period of one year following the termination.



         Employment and Change in Control Agreement with Thomas T. Hendrickson. The Company has assumed Sportmart's obligations under an Employment and Change in Control Agreement with Mr. Hendrickson, which expires on October 31, 1999 and provides that upon a termination without cause or a termination by Mr. Hendrickson for Good Reason (as defined therein and described below), he is entitled to continue to receive his annual base salary for a period of 18 months following termination. A termination for Good Reason involves a termination by Mr. Hendrickson in connection with a change in control of the Company whereby
(i) Mr. Hendrickson's position, duties or responsibilities are materially diminished, (ii) Mr. Hendrickson's annual base salary is reduced by more than five percent, or (iii) Mr. Hendrickson is required to move more than 50 miles from his prior office.


COMPENSATION PLANS AND ARRANGEMENTS


         Management Equity Plan. The Company's 1994 Management Equity Plan, as amended (the "Management Equity Plan") was adopted in 1994. The purpose of the Management Equity Plan is to provide long-term incentives to the key employees responsible for the continued growth and success of the Company. Under the terms of the Management Equity Plan, the Compensation Committee may award key employees (including officers and directors who are employees) of the Company or its subsidiaries (i) grants of Common Stock ("Grant Shares"), (ii) permitted purchases of Common Stock ("Purchased Shares"), or (iii) options to purchase Common Stock ("Stock Options"), or any combination of the foregoing as determined by the Compensation Committee. 1,500,000 shares of Common Stock have been reserved for issuance pursuant to awards that may be granted under the Management Equity Plan. Awards covering 918,650 shares are outstanding.



         In the case of Stock Options, the Compensation Committee has the authority to determine whether such Stock Options shall be intended as "incentive stock options" ("ISOs") or "non-incentive" or "nonqualified" Stock Options under Section 422 of the Code. No more than 600,000 of the 1,500,000 aggregate shares allocated to awards under the Management Equity Plan shall be subject to the ISOs outstanding at any time. Where the aggregate fair market value of Common Stock or other capital stock exceeds $100,000 with respect to which ISOs are exercisable for the first time during any calendar year, such Stock Options shall be treated by the Compensation Committee as Stock Options which are not ISOs. The exercise price for Stock Options intended as ISOs may not be less than the fair market value (110% of fair market value in the case of holders of 10% or more of the Common Stock ("10% Stockholders")) of the Common Stock on the date the Stock Option is granted. No Stock Option may have a term exceeding 10 years from the date such Stock Option is granted or five years in the case of 10% Stockholders.

         No Stock Option may be transferred by an optionee during his or her lifetime. Stock Options may not be exercised more than three months after an employee's termination of employment with Gart Sports unless such termination was a result of death, disability or retirement, in which case the exercise period is extended to one year. During such period after death, any vested unexercised portion of the Stock Option may be exercised by the person to whom the Stock Option holder's rights under the Stock Option shall pass by will or the laws of descent and distribution.



         Bonus Plan. Bonuses for executive officers and certain other officers and members of the Company's target bonus management team are paid pursuant to the Company's Bonus Plan (the "Bonus Plan"). The purpose of the Bonus Plan is to provide an incentive for executives and other key employees of the Company and to reward them in relation to the degree to which specified earnings goals are achieved. Under the Bonus Plan, eligible employees are awarded cash bonuses based upon the Company's achievement of a target level of pre-tax income ("Target Income") established each year by the Compensation Committee. The amount of each individual's cash bonus, as determined by the Compensation Committee, is a percentage of salary ranging from a maximum of 70% (for the Chief Executive Officer) to 10% depending on position, if the Company achieves 100% of Target Income. Bonuses can also be increased by up to 75% if Target Income is exceeded. The Company achieved 110% of Target Income for fiscal 1997, meaning that participants in the Bonus Plan received 126% of their respective target bonuses, for an aggregate bonus payout by the Company of approximately $1.3 million. The Board of Directors may choose to continue, amend or terminate the Bonus Plan in future years after 1997.



         Employee Benefit Plan. The Company maintains a defined contribution profit sharing plan (the "Employee Plan") that includes a 401(k) plan feature for all eligible employees. The Employee Plan permits eligible employees to make tax deferred contributions and provides for discretionary matching contributions by the Company as determined by the Board of Directors. In 1997, the Company's' matching contributions were $134,000. Gart Sports also provided an additional discretionary contribution of $166,000 to the Employee Plan during 1997.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS


         During fiscal 1997 the Compensation Committee consisted of Mr. Sokoloff and Ms. Holden Dunbar, each of whom is a non-employee Director. Mr. Sokoloff and Ms. Holden Dunbar are each partners of LGA, which provides management, consulting and financial planning services to the Company. See "Certain Relationships and Related Transactions" for a description of this arrangement and other relationships between the Company and entities controlled by Mr. Sokoloff and Ms. Holden Dunbar.


INDEMNIFICATION OF OFFICERS AND DIRECTORS


         The Company's Certificate of Incorporation (the "Certificate") provides that no director shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, provided that the Certificate does not eliminate the liability of a Director for (i) any breach of the Director's duty of loyalty to the Company or its stockholders;
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect to certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such Director derives improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a Director for breach of the fiduciary duty of care as a Director (including breaches resulting from negligent to grossly negligent behavior) except in the situations described in clauses (i) through
(iv) above. The limitations summarized above, however, do not affect the ability of the Company or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a Director for breach of his or her fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to Directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


         The Certificate and the Company's Bylaws (the "Bylaws") provide that the Company shall indemnify and advance expenses to the currently acting and former Directors, officers, employees and agents of the Company or another corporation, partnership, joint venture, trust, association or other enterprise if serving at the request of the Company arising in connection with their acting in such capacities. In addition, Section 145 of the Delaware General Corporation Law permits the Company to indemnify an officer or Director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or Director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.




                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


RELATIONSHIP WITH GEI


         Control by GEI. GEI currently owns approximately 61% of the outstanding Common Stock. GEI, whose general partner is LGA, led the acquisition of Thrifty Corporation ("Thrifty") in 1992, at which time the Company was a subsidiary of Thrifty. In 1994, Thrifty distributed all of the capital stock of the Company to Thrifty's stockholders. LGA is a private investment firm which initiates, structures and invests in acquisitions and recapitalizations of established public and private middle-market companies.



         Due to GEI's stock ownership in Gart Sports, GEI will continue to be able to control the Company, to elect the majority of the Board of Directors and to approve any action requiring stockholder approval, including adopting amendments to the Company's Certificate of Incorporation and approving or disapproving mergers or sales of all or substantially all of the assets of the Company. As a result of such control, GEI will be able to effectively control all of the Company's policy decisions. As long as GEI is a majority stockholder of the Company, third parties will not be able to obtain control of the Company through purchases of Common Stock not owned by GEI.



         Tax Sharing and Indemnification Agreements. The Company was a subsidiary of Thrifty, which was wholly-owned by TCH Corporation ("TCH"), until 1994 and was included in TCH's consolidated federal income tax returns during that period. Under federal tax law, if the Company is included in a consolidated federal income tax return, it is severally liable for all the federal income tax liabilities with respect to such return, including tax liabilities not attributable to income of the Company ("Non-Company Taxes"). In order to allocate the tax liabilities among them, TCH and its subsidiaries, including Gart Bros., the Company's predecessor, entered into a Tax Sharing Agreement as of September 25, 1992. In general, the Tax Sharing Agreement provides that, so long as TCH is required to file consolidated federal income tax returns which include Gart Bros., Gart Bros. will be responsible for paying to TCH its Separate Tax Liability (as defined in the Tax Sharing Agreement) computed as a flat tax on its income at the highest marginal rate applicable to corporations under the various income tax systems provided under the Internal Revenue Code. Similarly, TCH will be required to reimburse Gart Bros. for the use of its tax attributes (i.e., net operating losses, capital losses or credits) to reduce federal income tax liability on a TCH consolidated federal income tax return. Similar provisions apply with respect to the filing of combined or consolidated state income or franchise tax returns and the payment of tax. Under the Tax Sharing Agreement, TCH will determine the reporting of all items on the TCH consolidated federal income tax returns and will be responsible for all audits and controversies. Separate Tax Liabilities of each member will be adjusted to reflect adjustments resulting from resolved audits or other controversies and appropriate payments or reimbursements will be made. On July 24, 1997, the IRS proposed adjustments to the 1992 and 1993 consolidated federal income tax returns of Gart Bros. and Thrifty. The proposed adjustments relate to the manner in which LIFO inventories were characterized on such returns. The Company recorded approximately $9.7 million as a long-term net deferred tax liability for the tax effect of the LIFO inventory basis difference. The IRS has asserted that this basis difference should be reflected in taxable income in 1992 and 1993. The Company has taken the position that the inventory acquired in connection with the acquisition of Thrifty was appropriately allocated to its inventory pools. The IRS has asserted the inventory was acquired at a bargain purchase price and should be allocated to a separate inventory pool and liquidated as inventory turns. Based on The Company's discussions with Thrifty, the Company believes the potential accelerated tax liability, which could have a negative effect on liquidity in the near term, ranges from approximately $2.5 million to $9.7 million. The range of loss from possible assessed interest charges resulting from the proposed adjustments range from approximately $580,000 to $3.3 million. As the Company believes that no amount is more probable than another within the range, the minimum interest exposure of $580,000 has been accrued in the Company's consolidated financial statements. No penalties are expected to be assessed relating to this matter. At January 31, 1998, the LIFO inventory and other associated temporary differences continue to be classified as long-term net deferred tax liabilities as the Company does not believe the matter will be resolved within a year.

         Pacific Enterprises ("PE"), the former parent company of Thrifty, TCH and Big 5 Corporation, entered into a Tax Indemnity Agreement dated as of September 25, 1992 which sets forth the parties' agreements with respect to various tax matters and provides that PE will indemnify each member of the affiliated group of which TCH is the common parent (collectively, the "Thrifty Group") from specified liabilities and expenses imposed on or incurred by any member of the Thrifty Group in respect of federal income tax for all tax periods ending on or before September 25, 1992 and in respect of certain ERISA liabilities. Gart Bros. was a member of the Thrifty Group at the time the Tax Indemnity Agreement was entered into and continues to be subject to such agreement. Pursuant to the Tax Indemnity Agreement, each member of the Thrifty Group jointly and severally indemnified PE and each member of the Parent Group (as defined in the Tax Indemnity Agreement) against liabilities incurred as a result of a breach of the Tax Indemnity Agreement by TCH or any member of the Thrifty Group.

         In connection with the distribution of Common Stock to the stockholders of Thrifty (the "Distribution") and Thrifty's simultaneous acquisition of PayLess Drugstores Northwest, Inc. ("PayLess"), the Company and several other former subsidiaries of Thrifty (the "Former Subsidiaries") entered into an Indemnification and Reimbursement Agreement (the "Reimbursement Agreement") with Thrifty whereby the Former Subsidiaries have agreed to indemnify Thrifty for any tax-related expenses arising from the Distribution (in excess of $15 million) or the operation of the Former Subsidiaries businesses. The Reimbursement Agreement also provides that Thrifty will indemnify the Former Subsidiaries for any expenses arising from the operation of Thrifty's business on or before date of the Distribution. The Company has not received any notices of claims under the Reimbursement Agreement, and is unaware of any pending claim thereunder.

         Also in connection with the Distribution, the Company entered into an Indemnification Allocation Agreement (the "Allocation Agreement") with Thrifty and Michigan Sporting Goods Distributors, Inc. ("MC Sports"), another subsidiary of Thrifty, whereby the parties agree to separate and allocate among themselves the economic benefits of certain indemnification rights under the agreement whereby Thrifty was purchased from PE. The Company has not received any notices of claims under the Reimbursement Agreement, and is unaware of any pending claim thereunder.

         Management Services Agreement. The Company has entered into a Management Services Agreement with LGA, pursuant to which LGA receives an annual retainer fee of $500,000 plus reasonable expenses for providing certain management, consulting and financial planning services (the "LGA Management Fee"). The Company believes that the contacts and expertise provided by LGA in these areas enhance the Company's opportunities and management's expertise in these matters and that the fees to be paid to LGA fairly reflect the value of the services to be provided by LGA. In addition to the LGA Management Fee, the Management Services Agreement provides that LGA may receive reasonable and customary fees and reasonable expenses from time to time for providing financial advisory and investment banking services in connection with major financial transactions that may be undertaken in the future. The Management Services Agreement terminates on April 20, 2004.

PROPERTY LEASES

         As of April 30, 1998, seven of the Company's Sportmart stores (Niles, Lombard, Calumet City, Schaumburg, Chicago (Lakeview), Merrillville, and North Riverside) and the No Contest stores in Ferguson, Missouri and Crestwood, Missouri as well as a vacant store in Wheeling, Illinois were leased from partnerships or land trusts in which a majority of the beneficial interests are owned through various partnerships by Larry J. Hochberg, Andrew Hochberg and members of their family. A partnership in which members of the Hochberg family indirectly own the general partner and hold up to a one-third interest as limited partners owns the property on which the Chicago (River North), Illinois Sportmart store is located.

         In fiscal 1995, Sportmart decided to discontinue the operation of its No Contest division and to close its River North and Wheeling, Illinois locations. Notwithstanding the discontinuance of No Contest operations and the closing of the two Sportmart locations, the Company is still obligated on the leases for these locations. In connection with the Sportmart Acquisition, Gart Sports's operating subsidiary, Gart Bros. Sporting Goods Company, has guaranteed Sportmart's obligations under these leases. The No Contest locations are currently subleased and the Company is actively marketing the remaining locations to potential substitute tenants.

         The aggregate lease payments (net of utilities, insurance, taxes and other common area costs) for the above locations paid by Sportmart during its 1997 fiscal year were approximately $2.9 million. Sportmart received sublease payments of approximately $0.4 million with respect to these locations during its 1997 fiscal year.

         Three of the Company's Gart Sports stores (Boulder, Colorado, the Salt Lake City Sportscastle and Rock Springs, Wyoming) and its Denver distribution center are leased from entities affiliated with Thrifty Payless. GEI was an affiliate of Thrifty Payless until Thrifty Payless's sale to RiteAid Corporation in February 1997. The aggregate lease payments made by the Company for the above locations in fiscal 1997 were approximately $514,000 ($98,000 of such amount was paid through February 1997).

         The Company's Santa Fe Drive store in Englewood, Colorado was leased from an affiliate of Arthur Hagan, Senior Vice President--Merchandising of the Company, for part of fiscal 1997. This property was sold to a third party in October 1997. The Company made lease payments on this property of approximately $330,500 in fiscal 1997 ($275,000 of such amount was paid through October 1997). The lease expires in May 1998 and the Company does not intend to seek a renewal of the lease.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The table below sets forth certain information regarding beneficial ownership of Common Stock as of April __, 1998, assuming the exercise of options exercisable within 60 days of the date hereof, with respect to: (i) each person or entity who owns of record or beneficially five percent or more of the Common Stock, (ii) each Executive Officer and each Director and (iii) all executive officers and Directors as a group. To the Company's knowledge, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted.

             NAME AND ADDRESS                     NUMBER             PERCENT
             ----------------                     ------             -------
Green Equity Investors, L.P.(1)............        4,713,206         61.4%
     11111 Santa Monica Boulevard, Suite 2000
     Los Angeles, CA 90025
John Douglas Morton(2).....................           97,600          1.3
     Gart Sports Company
     1000 Broadway
     Denver, CO 80203
Arthur S. Hagan(3).........................           27,400            *
     Gart Sports Company
     1000 Broadway
     Denver, CO 80203
Robert M. Chessen(4).......................            8,800            *
     Gart Sports Company
     1000 Broadway
     Denver, CO 80203
Jonathan D. Sokoloff(1)....................               --           --
     11111 Santa Monica Boulevard, Suite 2000
     Los Angeles, CA 90025
Jennifer Holden Dunbar(1)..................               --           --
     11111 Santa Monica Boulevard, Suite 2000
     Los Angeles, CA 90025
Gordon D. Barker...........................            1,000            *
     c/o Gart Sports Company
     1000 Broadway
     Denver, CO 80203
Peter R. Formanek..........................              300            *
     c/o Gart Sports Company
     1000 Broadway
     Denver, CO 80203
Larry J. Hochberg(5)(7)....................          529,135          6.9
     One Northfield Plaza, Suite 210
     Northfield, Illinois 60093
Andrew S. Hochberg(6)(7)...................          267,001          3.5
     One Northfield Plaza, Suite 210
     Northfield, Illinois 60093
All directors and executive officers as a
group (13 persons).........................          931,236         12.0

----------

         * Less than 1%.

(1) GEI is a Delaware limited partnership, the general partner of which is LGA. The general partners of LGA are (i) Tardy-Green, Inc., a Delaware corporation the capital stock of which is wholly-owned by a trust of which Leonard I. Green is the co-trustee, (ii) Mr. Sokoloff, (iii) Willow III, Inc., a California corporation the capital stock of which is beneficially owned by Ms. Holden Dunbar, (iv) GANMAX, a California corporation the capital stock of which is beneficially owned by Gregory
         J. Annick and (v) John G. Danhakl. Mr. Green, Mr. Sokoloff, Ms. Holden Dunbar, Mr. Annick and Mr. Danhakl may be deemed to be beneficial owners of the shares of Common Stock held by GEI since they (or entities controlled by them) are general partners of LGA and also because they (whether through ownership interest or position) may be deemed to control LGA.

(2) Includes 65,600 shares of Common Stock which are issuable upon the exercise of outstanding options.



(3) Includes 12,400 shares of Common Stock which are issuable upon the exercise of outstanding options.



(4) Includes 4,800 shares of Common Stock which are issuable upon the exercise of outstanding options.



(5) Excludes 179,982 shares of Common Stock held by AH Investment Trust U/A/D 6/3/87 with Andrew Hochberg as Beneficiary, of which shares Larry Hochberg disclaims beneficial ownership. Excludes 18,158 shares of Common Stock held by AH Investment Trust II with Andrew Hochberg as beneficiary, of which shares Larry Hochberg disclaims beneficial ownership. Includes 470,587 shares of Common Stock held by Larry Hochberg as Trustee and Beneficiary of the Larry J. Hochberg Trust U/A/D 6/12/81. Includes 38,563 shares of Common Stock held by Larry Hochberg as Trustee and Beneficiary of the Barbara P. Hochberg Trust U/A/D 12/17/88. Includes 3,216 shares of Common Stock held by Larry Hochberg as Trustee of the Andrew S. Hochberg Sub-Trust U/A/D 1/3/90. Includes 2,855 shares of Common Stock held by Larry Hochberg as Co-Trustee of the Hochberg Annual Gift Trust U/A/D 4/27/94. Includes 2,804 shares of Common Stock held by Larry Hochberg as Trustee of the Amy H. Lowenstein Sub-Trust U/A/D 1/3/90.



(6) Includes 179,982 shares of Common Stock held by AH Investment Trust U/A/D 6/3/87 with Andrew Hochberg as Beneficiary. Includes 32,154 shares of Common Stock held by Andrew S. Hochberg as Trustee and Beneficiary of the Andrew S. Hochberg Revocable Trust U/A/D 7/9/87. Includes 3,216 shares of Common Stock held by Larry Hochberg as Trustee of the Andrew S. Hochberg Sub-Trust U/A/D 1/3/90. Includes 2,855 shares of Common Stock held by Andrew Hochberg's spouse as Co-Trustee of the Hochberg Annual Gift Trust U/A/D 4/27/94. Includes 11,279 shares of Common Stock held by the Andrew S. Hochberg 1995 Gift Trust, of which Andrew Hochberg's children are the beneficiaries. Includes 825 and 1,976 shares of Common Stock, respectively, held by the spouse and children of Andrew Hochberg.



(7) Includes 9,078 shares of Common Stock which are issuable upon the exercise of outstanding options.




                          DESCRIPTION OF CAPITAL STOCK



         The Company has authorized capital of 22,000,000 shares of Common Stock and 3,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of April 14, 1998, 7,679,550 shares of Common Stock were outstanding. No shares of Preferred Stock have been issued.


COMMON STOCK


         Holders of Common Stock are entitled to one vote per share on all actions submitted to a vote of stockholders. Cumulative voting is not permitted. Holders of Common Stock are entitled to receive cash dividends equally on a per share basis as and when such dividends are declared by the Board of Directors from funds legally available therefor, subject to preferential rights with respect to any outstanding Preferred Stock. See "Dividend Policy."



         In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share with each other on a ratable basis as a single class in the remaining assets of the Company available for distribution after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.


PREFERRED STOCK


         The Board of Directors has authority, without any further vote or action by the stockholders, to provide for the issuance of Preferred Stock in series, to establish from time to time the relative, participating, optional or other special rights, qualifications or restrictions of the shares of each such series and to determine the voting powers, if any, of such shares. The issuance of Preferred Stock could adversely affect, among other things, the rights of current stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, any such issuance could have the effect of delaying, deferring or preventing a change in control of the Company and could make the removal of the present management of the Company more difficult. The

Company has no present plans to issue any Preferred Stock. See "Risk Factors -- Possible Anti-Takeover Effect of Charter, Bylaws and Delaware Law Provisions."


DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS


         The Certificate and the Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include the following:



                  Special Meetings of Stockholders; Stockholder Action by Written Consent. The Certificate and the Bylaws require that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders; provided, however, that any action required or permitted to be taken at any annual or special meeting of the Company's stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action taken, is signed by the holders of outstanding stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and the Company's Secretary has received at least 24 hours prior written notice of the intent to take such action which notice the Secretary has conveyed to each Director at least 24 hours prior to the taking of such action; provided that such notice may be waived in writing by each Director entitled to receive such notice. Additionally, the Certificate requires that special meetings of the stockholders of the Company be called only by the Chairman of the Board, the President, or the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, and shall be called by the Secretary or any Assistant Secretary, if there be one, at the request in writing of holders of outstanding stock of the Company having not less than a majority of the votes that would be necessary to authorize such action.



                  Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide that stockholders seeking to bring business before or to nominate directors at any meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 30 days nor more than 75 days prior to such meeting, or, if less than 40 days' notice was given for the meeting, within 10 days following the date on which such notice was given. The Bylaws specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders or from making nominations for Directors.



                  Supermajority Vote for Business Combinations. The Certificate includes a "fair price provision" which requires the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of Directors held by persons who are not interested stockholders (as defined below) and present in person or by proxy to approve certain business combinations (including certain mergers, security issuances, recapitalizations, liquidations and the sale, lease or transfer of a substantial part of the Company's assets) involving the Company or a subsidiary and an owner of 10% or more of the outstanding Common Stock ("interested stockholder"), unless either
         (i) such business combination is approved by a majority of the directors unaffiliated with the interested stockholder or (ii) the stockholders receive a "fair price" for their holdings and other procedural requirements are met. A "fair price" for the holders of outstanding stock entitled to vote generally in the election, including Common Stock but excluding any class of Preferred Stock excluded by the Board of Directors, in a business combination shall be at least equal to the higher of the following: (i) the highest price per share paid by the interested stockholder (a) within the two-year period immediately prior to the first public announcement of the proposed business combination, or (b) in the transaction in which the interested stockholder became an interested stockholder, whichever is higher; (ii) if applicable, the highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company; or (iii) the Fair Market Value (as defined in the Certificate) per share of such class of stock (a) on the date of the first public announcement of the proposed business combination, or (b) on the date on which the interested stockholder became an interested stockholder, whichever is higher. The fair price provision of the Certificate can only be amended by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock entitled to vote thereon.



         The Company is subject to Section 203 of the DGCL which imposes restrictions on business combinations (as defined therein) with interested stockholders (being any person who acquired 15% or more of the Company's outstanding voting stock). In general, the Company is prohibited from engaging in business combinations with an interested stockholder, unless (i) before such person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date on which such person became an interested stockholder, the business combination is approved by the Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the Company not owned by the interested stockholder. Under Section 203 of the DGCL, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the Company and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the' Board of Directors, if such extraordinary transaction is approved or not opposed by a majority of the Directors who are Directors prior to any person becoming an interested stockholder during the previous three years or who were recommended for election or elected to succeed such directors by a majority of such Directors. By restricting the ability of the Company to engage in business combinations with an interested person, the application of Section 203 of the DGCL to the Company may provide a barrier to hostile or unwanted takeovers.


                          TRANSFER AGENT AND REGISTRAR


         The transfer agent and registrar for the Common Stock is American Securities Transfer, Incorporated.



                              SELLING STOCKHOLDERS



         The table below sets forth certain information regarding ownership of Common Stock by the Selling Stockholders and the number of shares of Common Stock ("Resale Shares") beneficially owned by them and to be sold by them under this Prospectus:




                                                   BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                                      BEFORE OFFERING              NUMBER        AFTER OFFERING
                                             ----------------------------        OF SHARES  ----------------------------
        NAME OF SELLING STOCKHOLDER          NO. OF SHARES(1)     PERCENT         OFFERED   NO. OF SHARES       PERCENT
        ---------------------------          ----------------     -------        ---------  -------------       --------
AH Investment Trust U/A/D 6/3/87   .........      179,982            2.3%         179,982           --               --
Barbara P. Hochberg Trust U/A/D 12/17/88....       38,563              *           38,563           --               --
Amy H. Lowenstein Sub-Trust U/A/D 1/3/90....        2,804              *            2,804           --               --
Andrew S. Hochberg Sub-Trust U/A/D 1/3/90...        3,216              *            3,216           --               --
Hochberg Annual Gift Trust U/A/D 4/27/94....        2,855              *            2,855           --               --
Daniel Hochberg under the IL UGMA...........        1,261              *            1,261           --               --
Larry J. Hochberg(2)........................       11,110              *            2,032        9,078                *
Andrew S. Hochberg(2).......................       16,526              *            7,448        9,078                *

                                                 BENEFICIAL OWNERSHIP                           BENEFICIAL OWNERSHIP
                                                  BEFORE OFFERING                 NUMBER             AFTER OFFERING
                                             ----------------------------        OF SHARES    ----------------------------
        NAME OF SELLING STOCKHOLDER          NO. OF SHARES(1)     PERCENT         OFFERED     NO. OF SHARES       PERCENT
        ---------------------------          ----------------     -------        ---------    -------------       --------
Laurie Hochberg.............................          825              *              825           --               --
Larry J. Hochberg Trust U/A/D 6/12/81.......      470,587            6.1%         470,587           --               --
Jacob Lowenstein under the IL UGMA..........        1,121              *            1,121           --               --
Ariel Lowenstein under the IL UGMA..........        1,459              *            1,459           --               --
Amy Lowenstein..............................          487              *              487           --               --
Raphael Lowenstein under the IL UGMA........        1,121              *            1,121           --               --
Joshua Lowenstein under the IL UGMA.........        1,121              *            1,121           --               --
John A. Lowenstein(3).......................       12,853              *            4,600        8,253                *
AHL Investment Trust U/A/D 12/7/90..........       57,181              *           57,181           --               --
Jessica Hochberg under the IL UGMA..........          715              *              715           --               --
Abigail Lowenstein under the IL UGMA........        1,015              *            1,015           --               --
Amy H. Lowenstein Revocable Trust U/A/D            42,255                          42,255
  8/29/91...................................                           *                            --               --
Andrew S. Hochberg Revocable Trust U/A/D
  7/9/87....................................       32,154              *           32,154           --               --
Abigail Lowenstein under the IL UGMA........          913              *              913           --               --
The Lowenstein Annual Gift Trusts for
  Ariel U/A/D 12/1/96 ......................          371              *              371
The Lowenstein Annual Gift Trust for
  Abigail U/A/D 12/1/96 ....................          371              *              371
AH Investment Trust II U/A/D 1/5/96.........       18,158              *           18,158
AHL Investment Trust II U/A/D 1/5/96........       90,791            1.2%          90,791
AHL Investment Trust III U/A/D 9/19/97 .....       44,745              *           44,745
Andrew S. Hochberg 1995 Gift Trust U/A/D
  1/3/95 ...................................       11,279              *           11,279
                                                                                ---------
                              Total                                             1,019,430
                                                                                =========

----------

     * Less than 1%.


(1) For each Selling Stockholder, the number of shares listed excludes any shares of Common Stock held by any other Selling Stockholder which such Selling Stockholder may be deemed to beneficially own.



(2) Includes 9,078 shares of Common Stock which are issuable upon exercise of outstanding options.



(3) Includes 8,253 shares of Gart Common Stock which are issuable upon exercise of outstanding options.

                              PLAN OF DISTRIBUTION


         The Registration Statement of which this Prospectus is a part relates to and covers the reoffering and resale by the Selling Stockholders or their pledgees, donees, transferees or distributees, or their respective successors-in-interest (collectively, the "Selling Stockholders") of the Resale Shares issued or issuable to them by the Company. Any Resale Shares owned by the Selling Stockholders may be offered by them from time to time in transactions (which may involve crosses and block transactions) on Nasdaq, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, including (i) block trades in which the brokers or dealers will attempt to sell the Resale Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by brokers or dealers as principal and resale by such brokers or dealers for their account pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the brokers solicit purchases; or (iv) one or more underwritten offerings on a firm commitment or best efforts basis. Broker-dealers, agents or underwriters participating in such transactions as agent may receive commissions from the Selling Stockholders and, if they act as agent for the purchaser of the shares, from the purchaser. Participating broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so as agent for the Selling Stockholders, the broker-dealer may purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholders. In addition, shares may be sold by Selling Stockholders by or through broker-dealers in special offerings, exchange distributions or secondary distributions, and in connection therewith commissions in excess of the customary commissions prescribed by applicable rules may be paid to participating broker-dealers or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commissions. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions on Nasdaq, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices, and in connection with such resale may pay to or receive commissions from the purchaser of such shares. A Selling Stockholder may, from time to time, sell short the Common Stock, and in such instances, this Prospectus may be delivered in connection with such short sales and the Resale Shares offered hereby may be used to cover such short sales. Sales of the Resale Shares may also be made pursuant to Rule 144 under the Securities Act, as applicable. There is no assurance that the Selling Stockholders will sell any or all of the shares offered hereby.



         The Selling Stockholders and any underwriters, broker-dealers or agents that participate in a distribution of such shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Under applicable rules and regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, any person engaged in the distribution of the Resale Shares may not bid for or purchase Resale Shares during a period which commences one business day (five business days, if the Company's public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which provisions may limit the timing of purchases and sales of Resale Shares by the Selling Stockholders.



         The Company will pay substantially all expenses incident to the reoffering of the Resale Shares by the Selling Stockholders to the public, other than commissions and discounts of underwriters, dealers or agents. The Company will receive no proceeds from any sales of such shares under this Prospectus by any Selling Stockholders.


                                  LEGAL MATTERS


         The validity of the shares of Common Stock being offered hereby has been passed upon for the Company by Brownstein Hyatt Farber & Strickland, P.C., Denver, Colorado.

                                     EXPERTS


         The consolidated balance sheets of the Company and subsidiaries as of January 31, 1998, January 3, 1998 and January 4, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the 28 days ended January 31, 1998, 52 weeks ended January 3, 1998 and January 4, 1997 and 53 weeks ended January 6, 1996 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission may be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at: 75 Park Place, 14th Floor, New York, New York 10007 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found at the Commission's web site address, http://www.sec.gov. In addition, the Common Stock is listed on Nasdaq and reports and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.



    The Company has filed a registration statement (the "Registration Statement") on Form S-4 with respect to the Shares offered hereby with the Commission under the Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any agreement, instrument or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                              GART SPORTS COMPANY


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                PAGE
                                                                ----
Independent Auditors' Report................................    F-2
Consolidated Balance Sheets as of January 31, 1998, January
  3, 1998 and January 4, 1997...............................    F-3
Consolidated Statements of Operations for the 28 days ended
  January 31, 1998, 52 weeks ended January 3, 1998 and
  January 4, 1997 and 53 weeks ended January 6, 1996........    F-4
Consolidated Statements of Stockholders' Equity for the 28
  days ended January 31, 1998, 52 weeks ended January 3,
  1998 and January 4, 1997 and 53 weeks ended January 6,
  1996......................................................    F-5
Consolidated Statements of Cash Flows for the 28 days ended
  January 31, 1998, 52 weeks ended January 3, 1998 and
  January 4, 1997 and 53 weeks ended January 6, 1996........    F-6
Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Gart Sports Company:


     We have audited the accompanying consolidated balance sheets of Gart Sports Company and subsidiaries (Company) as of January 31, 1998, January 3, 1998 and January 4, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the 28 days ended January 31, 1998, 52 weeks ended January 3, 1998 and January 4, 1997 and 53 weeks ended January 6, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gart Sports Company and subsidiaries as of January 31, 1998, January 3, 1998 and January 4, 1997, and the results of their operations and their cash flows for the 28 days ended January 31, 1998, 52 weeks ended January 3, 1998 and January 4, 1997 and 53 weeks ended January 6, 1996, in conformity with generally accepted accounting principles.


                                            KPMG Peat Marwick LLP


Denver, Colorado
April 3, 1998

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                     ASSETS

                                                              JANUARY 31,   JANUARY 3,   JANUARY 4,
                                                                 1998          1998         1997
                                                              -----------   ----------   ----------
Current assets:
  Cash and cash equivalents (including restricted cash of
    $5,700 at January 31, 1998).............................   $ 16,372      $ 12,958     $ 8,800
  Accounts receivable, net of allowance for doubtful
    accounts of $345, $212 and $180, respectively...........      4,783         1,520       2,027
  Note receivable...........................................      1,436            --          --
  Inventories...............................................    214,814        88,849      70,699
  Prepaid expenses..........................................      3,136         1,852       1,436
  Deferred income taxes.....................................        390           226          --
  Assets held for sale......................................      1,708            --          --
                                                               --------      --------     -------
         Total current assets...............................    242,639       105,405      82,962
                                                               --------      --------     -------
Property and equipment, net.................................     55,990        14,266      12,935
Favorable leases acquired, net..............................     19,111            --          --
Other assets, net of accumulated amortization of $147,
  $1,067 and $778, respectively.............................      2,242         1,620         538
                                                               --------      --------     -------
                                                               $319,982      $121,291     $96,435
                                                               ========      ========     =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 71,926      $ 44,250     $30,926
  Current portion of capital lease obligations..............        340            --          --
  Accrued expenses..........................................     56,163        18,057      15,558
  Income taxes payable......................................      2,365         3,212       1,828
  Deferred income taxes.....................................         --            --         517
                                                               --------      --------     -------
         Total current liabilities..........................    130,794        65,519      48,829
Long-term debt..............................................    105,600            --          --
Capital lease obligations, less current portion.............      3,069            --          --
Deferred rent...............................................      2,377         2,304       1,837
Deferred income taxes.......................................      9,385         8,951       8,026
                                                               --------      --------     -------
         Total liabilities..................................    251,225        76,774      58,692
                                                               --------      --------     -------
Redeemable common stock, 147,600 and 154,650 shares issued,
  net of notes receivable from stockholders of $80,000 and
  $207,000 at January 3, 1998 and January 4, 1997,
  respectively..............................................         --         1,904         860
Stockholders' equity:
  Preferred stock, $.01 par value. Authorized 3,000,000
    shares at January 31, 1998 and 1,000,000 shares at
    January 3, 1998 and January 4, 1997; none issued........         --            --          --
  Common stock, $.01 par value. Authorized 22,000,000 shares at January 31, 1998, 8,000,000 shares at January 3, 1998
    and 5,000,000 shares at January 4, 1997; 8,025,876,
    5,697,620 and 5,690,570 shares issued and 7,679,550,
    5,351,294 and 5,351,294 shares outstanding,
    respectively............................................         80            57          57
  Additional paid-in capital................................     55,651        21,378      22,295
  Unamortized restricted stock compensation.................        (80)           --          --
  Retained earnings.........................................     15,038        23,043      16,359
                                                               --------      --------     -------
                                                                 70,689        44,478      38,711
  Treasury stock, 346,326, 346,326 and 339,276 common
    shares, respectively, at cost...........................     (1,865)       (1,865)     (1,828)
  Notes receivable from stockholders........................        (67)           --          --
                                                               --------      --------     -------
         Total stockholders' equity.........................     68,757        42,613      36,883
Commitments and contingencies (notes 3, 11, 12, 13, 15, 19,
  and 20)...................................................   $319,982      $121,291     $96,435
                                                               ========      ========     =======


          See accompanying notes to consolidated financial statements.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                    28 DAYS      52 WEEKS     52 WEEKS     53 WEEKS
                                                     ENDED        ENDED        ENDED        ENDED
                                                  JANUARY 31,   JANUARY 3,   JANUARY 4,   JANUARY 6,
                                                     1998          1998         1997         1996
                                                  -----------   ----------   ----------   ----------
Net sales.......................................  $   38,825    $  228,379   $  204,126   $  176,829
Cost of goods sold, buying, distribution and
  occupancy.....................................      31,924       164,289      148,420      131,455
                                                  ----------    ----------   ----------   ----------
          Gross profit..........................       6,901        64,090       55,706       45,374
Operating expenses..............................      11,360        52,721       47,604       42,876
Merger integration costs........................       3,377           395           --           --
                                                  ----------    ----------   ----------   ----------
          Operating income (loss)...............      (7,836)       10,974        8,102        2,498
                                                  ----------    ----------   ----------   ----------
Nonoperating income (expense):
  Interest expense..............................        (525)         (983)      (1,601)      (2,281)
  Other income..................................          38           776          637          576
                                                  ----------    ----------   ----------   ----------
                                                        (487)         (207)        (964)      (1,705)
                                                  ----------    ----------   ----------   ----------
          Income (loss) before income taxes.....      (8,323)       10,767        7,138          793
Income tax expense (benefit)....................        (318)        4,083        2,681          285
                                                  ----------    ----------   ----------   ----------
          Net income (loss).....................  $   (8,005)   $    6,684   $    4,457   $      508
                                                  ==========    ==========   ==========   ==========
Earnings (loss) per share:
  Basic.........................................  $    (1.11)   $     1.21   $     0.81   $     0.09
                                                  ==========    ==========   ==========   ==========
  Diluted.......................................  $    (1.11)   $     1.19   $     0.81   $     0.09
                                                  ==========    ==========   ==========   ==========
Weighted average shares of common stock
  outstanding...................................   7,212,267     5,501,673    5,512,886    5,681,811
                                                  ==========    ==========   ==========   ==========
Weighted average shares of common stock and
  common stock equivalents outstanding..........   7,212,267     5,596,823    5,512,886    5,681,811
                                                  ==========    ==========   ==========   ==========


          See accompanying notes to consolidated financial statements.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                              UNAMORTIZED                               NOTES
                                               ADDITIONAL   RESTRICTED STOCK                          RECEIVABLE        TOTAL
                                      COMMON    PAID-IN       COMPENSATION     RETAINED   TREASURY       FROM       STOCKHOLDERS'
                                      STOCK     CAPITAL          AWARDS        EARNINGS    STOCK     STOCKHOLDERS      EQUITY
                                      ------   ----------   ----------------   --------   --------   ------------   -------------
BALANCES AT DECEMBER 31, 1994.......   $57      $21,864           $ --         $11,394    $  (554)       $ --          $32,761
Net income..........................    --           --             --             508         --          --              508
Purchase of 209,900 shares of
  treasury stock....................    --           --             --              --     (1,162)         --           (1,162)
Adjustment for redeemable common
  stock purchased as treasury
  shares............................    --          594             --              --         --          --              594
Increase in redemption amount of
  redeemable common stock during the
  year..............................    --         (199)            --              --         --          --             (199)
                                       ---      -------           ----         -------    -------        ----          -------
BALANCES AT JANUARY 6, 1996.........    57       22,259             --          11,902     (1,716)         --           32,502
Net income..........................    --           --             --           4,457         --          --            4,457
Purchase of 21,500 shares of
  treasury stock....................    --           --             --              --       (112)         --             (112)
Adjustment for redeemable common
  stock purchased as treasury
  shares............................    --          112             --              --         --          --              112
Increase in redemption amount of
  redeemable common stock during the
  year..............................    --          (76)            --              --         --          --              (76)
                                       ---      -------           ----         -------    -------        ----          -------
BALANCES AT JANUARY 4, 1997.........    57       22,295             --          16,359     (1,828)         --           36,883
Net income..........................    --           --             --           6,684         --          --            6,684
Purchase of 7,050 shares of treasury
  stock.............................    --           --             --              --        (37)         --              (37)
Adjustment for redeemable common
  stock purchased as treasury
  stock.............................    --           37             --              --         --          --               37
Increase in redemption amount of
  redeemable common stock during the
  year..............................    --         (954)            --              --         --          --             (954)
                                       ---      -------           ----         -------    -------        ----          -------
BALANCES AT JANUARY 3, 1998.........    57       21,378             --          23,043     (1,865)         --           42,613
Net loss............................    --           --             --          (8,005)        --          --           (8,005)
Issuance of 2,180,656 shares to
  acquire Sportmart.................    22       32,290            (80)             --         --          --           32,232
Redeemable common stock 147,600
  shares reclassified to equity.....     1        1,983             --              --         --         (80)           1,904
Receipts on notes receivable........    --           --             --              --         --          13               13
                                       ---      -------           ----         -------    -------        ----          -------
BALANCES AT JANUARY 31, 1998........   $80      $55,651           $(80)        $15,038    $(1,865)       $(67)         $68,757
                                       ===      =======           ====         =======    =======        ====          =======



          See accompanying notes to consolidated financial statements.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                   28 DAYS       52 WEEKS      52 WEEKS      53 WEEKS
                                                    ENDED         ENDED         ENDED         ENDED
                                                 JANUARY 31,    JANUARY 3,    JANUARY 4,    JANUARY 6,
                                                    1998           1998          1997          1996
                                                 -----------    ----------    ----------    ----------
Cash flows from operating activities:
  Net income (loss)............................   $ (8,005)      $  6,684      $  4,457      $    508
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities:
     Depreciation and amortization.............      1,165          3,290         3,657         3,494
     Provision for deferred income taxes.......        270            182           783         2,877
     Loss on disposition of assets.............          2             98            47            45
     Increase in deferred rent.................         73            467           671           246
     Changes in operating assets and
       liabilities:
       Accounts receivable, net................       (762)           507            (8)          845
       Inventories.............................      4,464        (18,150)       (2,051)        3,586
       Prepaid expenses........................      1,450           (416)         (305)         (920)
       Income taxes receivable.................         --             --         1,189        (1,189)
       Other assets............................      1,438         (1,321)           --            --
       Accounts payable........................     (9,604)        13,324         8,534         3,359
       Accrued expenses........................     (5,305)         2,499         3,274         2,031
       Income taxes payable....................       (581)         1,384         1,828        (3,341)
                                                  --------       --------      --------      --------
          Net cash provided by (used in)
            operating activities...............    (15,395)         8,548        22,076        11,541
                                                  --------       --------      --------      --------
Cash flows from investing activities:
  Net impact of acquisition on cash............        916             --            --            --
  Purchases of property and equipment..........       (437)        (4,466)       (3,634)       (3,670)
  Proceeds from sale of property and
     equipment.................................          4             36           257            55
                                                  --------       --------      --------      --------
          Net cash provided by (used in)
            investing activities...............        483         (4,430)       (3,377)       (3,615)
                                                  --------       --------      --------      --------
Cash flows from financing activities:
  Proceeds from long-term debt.................    105,600         67,850        60,400        58,135
  Principal payments on long-term debt.........    (86,285)       (67,850)      (77,400)      (60,807)
  Principal payments on capital lease
     obligations...............................        (27)            --            --            --
  Decrease in receivable from affiliate........         --             --            --           506
  Purchase of treasury stock...................         --            (37)         (112)       (1,162)
  Receipts on notes receivable from
     stockholders..............................         13            127           342            89
  Payment of financing fees....................       (975)           (50)          (50)          (50)
                                                  --------       --------      --------      --------
          Net cash provided by (used in)
            financing activities...............     18,326             40       (16,820)       (3,289)
                                                  --------       --------      --------      --------
          Increase in cash and cash
            equivalents........................      3,414          4,158         1,879         4,637
Cash and cash equivalents at beginning of
  period.......................................     12,958          8,800         6,921         2,284
                                                  --------       --------      --------      --------
Cash and cash equivalents at end of period.....   $ 16,372       $ 12,958      $  8,800      $  6,921
                                                  ========       ========      ========      ========
Supplemental disclosures of cash flow
  information:
  Cash paid during the period for interest.....   $    487       $    473      $  1,668      $  2,356
                                                  ========       ========      ========      ========
  Cash paid during the period for income
     taxes.....................................   $      2       $  2,668      $  1,212      $  1,667
                                                  ========       ========      ========      ========


          See accompanying notes to consolidated financial statements.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             JANUARY 31, 1998, JANUARY 3, 1998 AND JANUARY 4, 1997



(1) DESCRIPTION OF BUSINESS AND BUSINESS COMBINATION



  (a) Description of Business



     Gart Sports Company (Company), a Delaware corporation, operates in one business segment through its wholly owned subsidiary, Gart Bros. Sporting Goods Company (Gart Bros.). As of January 31, 1998 the Company operated 123 retail sporting goods stores throughout 16 states in the midwest, rocky-mountain, and western United States.



  (b) Purchase Business Combination



     On January 9, 1998, Gart Bros. acquired all of the outstanding common stock of Sportmart, Inc. (Sportmart), a sporting goods retailer operating in the midwest and western United States.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  (a) Consolidation



     The consolidated financial statements present the financial position, results of operations and cash flows of Gart Sports Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.



  (b) Fiscal Year



     The Company has a 52-53 week fiscal reporting year ending on the last Saturday closest to the end of January. Prior to the acquisition effective date of January 9, 1998, the Company ended its 52-53 week fiscal year on the first Saturday in January. The fiscal years referred to in these consolidated financial statements are the 52 weeks ended January 3, 1998 (fiscal 1997), 52 weeks ended January 4, 1997 (fiscal 1996) and 53 weeks ended January 6, 1996 (fiscal 1995). These consolidated financial statements also include the period from January 4, 1998 through January 31, 1998 (the "transition period"). The transition period represents results of operations for 28 days of Gart Bros. and 22 days of Sportmart.



  (c) Cash and Cash Equivalents



     The Company considers cash on hand in stores, bank deposits and highly liquid investments as cash and cash equivalents.



     At January 31, 1998 the Company had approximately $5.7 million cash on deposit with Sportmart's former primary lender, Banker's Trust, which was required in order to terminate the Sportmart lending relationship. The balance constitutes collateral equal to 110% of outstanding Letters of Credit issued on behalf of Sportmart prior to the acquisition. The cash is restricted as to withdrawal and usage.



  (d) Inventories



     The Company accounts for inventories at the lower of cost or market. Cost is determined using the average cost of items purchased and applying the dollar value last-in, first-out (LIFO) inventory method. The Company's dollar value LIFO pools are computed using the Inventory Price Index Computation (IPIC) method. At January 31, 1998, January 3, 1998 and January 4, 1997, the replacement cost of inventory approximated its carrying value.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


  (e) Property and Equipment



     Property and equipment are recorded at cost. Property under capital leases is stated at the present value of future minimum lease payments. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to nine years for furniture, fixtures and equipment, and three years for equipment held for rental, for financial reporting purposes and on accelerated methods for income tax purposes. Property held under capital leases and leasehold improvements is amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Maintenance and repairs which do not extend the useful life of the respective assets are charged to expense as incurred.



     The Company capitalizes the costs of major purchased software systems and the external costs associated with customizing those systems; related training costs and internal costs are expensed as incurred. Depreciation of purchased software systems is calculated using the straight-line method over an estimated useful life of five years.



  (f) Accounting for Long-Lived Assets and Long-Lived Assets to Be Disposed Of



     The Company reviews long-lived tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.



  (g) Other Assets



     Other assets are amortized using the interest method. Loan origination costs are amortized over the term of the related debt.



  (h) Pre-Opening Expenses



     Non-capital costs associated with the opening of a new store are deferred prior to the opening and charged to expense ratably from the date the store is opened through the end of the fiscal year in which the store is opened.



  (i) Advertising Costs



     Advertising costs are expensed in the period in which the advertising occurs. The Company participates in various advertising and marketing cooperative programs with its vendors, who, under these programs, reimburse the Company for certain costs incurred. A receivable for cooperative advertising to be reimbursed is recorded as a decrease to expense at the same time the advertising costs are expensed. Advertising costs, which are included in operating expenses, were $1,610,000 for the transition period ended January 31, 1998, $7,377,000, $5,877,000 and $5,941,000 for fiscal years 1997, 1996 and
1995, respectively.



  (j) Income Taxes



     The Company files a consolidated U.S. federal income tax return using a tax year ending on the Saturday closest to the end of September. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.



  (k) Earnings (Loss) Per Share



     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128). This statement replaces the presentation of primary earnings per share (EPS) and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings
(loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in earnings. This statement has been adopted in the accompanying financial statements.



     Common stock equivalents are excluded from the computation of diluted loss per share for the transition period ended January 31, 1998 as their effect would have been anti-dilutive.



  (l) Stock Option Plans



     During 1996, the Company chose to continue to use the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As required by the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Company has provided pro forma net income (loss) disclosures for employee stock option grants made in 1995 and later years as if the fair-value-based method defined in SFAS 123 had been applied.



  (m) Fair Value of Financial Instruments



     The Company's financial instruments' carrying values approximate their fair values.



  (n) Derivative Financial Instruments


     Derivative financial instruments are utilized by the Company to reduce interest rate risk. The Company does not use derivatives for speculative trading purposes.


  (o) Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ significantly from those estimates.



  (p) Reclassifications



     Certain prior year amounts have been reclassified to conform to the current year presentation.



(3) ACQUISITION



     The Company acquired Sportmart, Inc. on January 9, 1998. Sportmart operated 59 stores in the midwest and western United States. Subsequent to the acquisition, the Company operates Sportmart as a wholly owned subsidiary. The acquisition was accounted for as a purchase.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The Company issued 2,180,656 shares of common stock with an estimated market value of $32,121,000 in exchange for 5,148,834 shares of voting and 7,817,394 shares of non-voting Sportmart, Inc. common stock and 250,000 shares of restricted stock based upon a conversion ratio of 0.165014 to one. In addition, the Company assumed all of the outstanding and unexercised stock options under Sportmarts' existing stock option plans, with an estimated value of approximately $191,000.



     The aggregate purchase price was approximately $36,982,000 including direct acquisition costs of $4,670,000. The direct acquisition costs include $3,000,000 paid to Leonard Green and Associates, L.P. (LGA), a related party, for financial advisory and investment banking services related to the acquisition.



     The following table sets forth the allocation of the purchase price for the assets acquired and liabilities assumed (in thousands):



Current assets..............................................  $144,559
Property and equipment......................................    42,284
Favorable leases............................................    19,261
Other assets................................................       944
                                                              --------
                                                               207,048
                                                              --------
Current liabilities.........................................    80,682
Long-term debt..............................................    86,285
Other long-term liabilities.................................     3,099
                                                              --------
                                                               170,066
                                                              --------
  Net assets acquired.......................................  $ 36,982
                                                              ========



     The Company recorded no excess of cost over the fair market value of net assets acquired.



     The Company plans to close Sportmart's corporate headquarters in Wheeling, Illinois, consolidating all corporate functions into the Company's Denver, Colorado corporate offices. As a result, the Company assumed liabilities at the acquisition date of approximately $6,352,000 related to the following obligations (in thousands):



Lease buy-out penalty.......................................  $  1,100
Employee severance costs....................................     4,452
Employee relocation costs...................................       800



     The above liabilities assumed consist of the closure of duplicate administrative functions, the reduction of corporate personnel, costs and losses incurred to close the Wheeling facility and to move certain Sportmart personnel from Wheeling to Denver.



     Adjustments to any of the above amounts which occur due to: lease buy-out penalty results in an amount different from management's estimate, fewer individuals relocating than planned or costs different from amounts estimated will be accounted for as adjustments to the respective accrual accounts and adjustments to purchase price within one year of January 9, 1998. Any such adjustments would impact the allocation of purchase price to long-lived assets.



     The Company anticipates closing the Wheeling corporate office by May 1998 and expects all costs to be incurred by the end of the second quarter ended July 1998. Given the lack of store overlap, the Company does not anticipate any store closings or store level employee displacement as a result of the acquisition.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The following unaudited pro forma financial information presents the combined results of operations of Gart Sports Company and Sportmart, Inc. as if the acquisition had occurred as of the beginning of 1996, after giving effect to certain adjustments, including amortization of favorable leases, depreciation expense, and related income tax effects. No adjustments have been made in the statement of operations to conform accounting policies and practices or anticipated cost savings and synergies.



     The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Gart Sports Company and Sportmart, Inc. constituted a single entity during such periods.



                                                                  FISCAL YEAR
                                                              --------------------
                                                              1997(1)     1996(2)
                                                              --------    --------
                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS,
                                                                  EXCEPT SHARE
                                                                    AMOUNTS)
Net sales...................................................  $687,542    $718,737
                                                              ========    ========
Loss from continuing operations(3)..........................   (22,506)    (21,195)
                                                              ========    ========
Basic loss per share from continuing operations(4)..........  $  (2.95)   $  (2.78)
                                                              ========    ========



---------------

(1) Includes the 52 weeks ended January 3, 1998 for Gart Sports Company and the 53 weeks ended November 2, 1997 for Sportmart, Inc., as a meaningful comparable annual period for Sportmart, Inc. was not available due to the business combination on January 9, 1998.

(2) Includes the 52 weeks ended January 4, 1997 for Gart Sports Company and the 53 weeks ended February 2, 1997 for Sportmart, Inc.

(3) The historical statement of operations of Sportmart for the 53 weeks ended November 2, 1997 and February 2, 1997 includes a non-recurring pre-tax charge for exit costs of approximately $33,200,000, primarily associated with exiting the Canadian market and closing the stores in Canada. Costs associated with closing the stores include severance costs, lease buy-out costs, inventory write-downs, write-offs of unamortized leasehold improvements, as well as other miscellaneous exit costs. The effect of such exit costs was an increase to pro forma combined loss from continuing operations by $20,584,000 and the pro forma loss per share from continuing operations by $2.70.

(4) Pro forma loss per share has been computed based on the pro forma net loss and the pro forma weighted average common shares outstanding for the periods presented. The pro forma weighted average common shares outstanding have been computed by adjusting Gart's weighted average common shares outstanding by the shares of Gart Common Stock to be issued to the stockholders of Sportmart. The dilutive effect of outstanding options to purchase shares of common stock of Gart Sports, outstanding stock options of Sportmart to be converted into options to purchase Gart Common Stock, on the calculation of pro forma earnings per share is not material.

     Following the completion of the merger, approximately 72% of the common stock of the Company is held by former Gart Sports Company stockholders and approximately 28% is held by former Sportmart stockholders. Green Equity Investors, whose general partner is LGA, owns approximately 61% of the outstanding common stock of the Company.

(4) BUSINESS ACQUISITION AND CONSOLIDATION EXPENSES

     The Company recorded merger integration costs of $3,377,000 during the transition period ended January 31, 1998 and $395,000 during the third and fourth quarters of fiscal 1997. The costs relate to the acquisition of Sportmart and are reported as merger integration costs in the consolidated statements of operations. The largest component of such costs relates to the termination of duplicate equipment leases.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     These expenses consisted of the following (in thousands):

                                                               TRANSITION    FISCAL
                                                                 PERIOD       1997
                                                               ----------    ------
Lease buy-out expenses......................................     $1,153       $ --
Stay on bonuses -- Sportmart employees......................        700         --
Professional fees...........................................        653        309
Severance -- Gart employees.................................        505         --
Obsolete equipment write downs..............................        220         --
Travel expenses.............................................         63         84
Other.......................................................         83          2
                                                                 ------       ----
                                                                 $3,377       $395
                                                                 ======       ====

(5) ACCOUNTS RECEIVABLE

     Activity in the allowance for doubtful accounts is as follows (in thousands):

                                                    28 DAYS ENDED       FISCAL YEARS
                                                     JANUARY 31,    --------------------
                                                        1998        1997    1996    1995
                                                    -------------   ----    ----    ----
Allowance for doubtful accounts at beginning of
  period..........................................      $212        $180    $269    $290
Additions.........................................       131          36      42      50
Amounts charged against the allowance.............        (6)         (4)   (131)    (71)
Recoveries of amounts previously charged..........         8          --      --      --
                                                        ----        ----    ----    ----
Allowance for doubtful accounts at end of
  period..........................................      $345        $212    $180    $269
                                                        ====        ====    ====    ====

(6) NOTE RECEIVABLE

     The Company has a note receivable from the landlord of the Northridge Sportmart store, with an annual interest rate of 10.5%. Principal and interest are due in monthly installments through July 1, 2005. The agreement contains a right of offset provision.

(7) ASSETS HELD FOR SALE

     At the effective date of the acquisition of Sportmart, the Company acquired certain assets classified as Held for Sale. Assets held for sale relate to discontinued Canadian operations and consist of land and buildings in Edmonton, Alberta, Canada currently being marketed.

(8) FAVORABLE LEASES

     Favorable leases acquired in the Sportmart acquisition are primarily the result of net current market rents of Sportmart store locations exceeding the contractual lease rates. The Company recorded approximately $19,261,000 of favorable leases in connection with the purchase. The assigned amounts were based upon independent appraisals. The Company is amortizing the identified intangible amounts over the existing terms of the leases on a straight-line basis.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


(9) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                       JANUARY 31,   JANUARY 3,   JANUARY 4,
                                                          1998          1998         1997
                                                       -----------   ----------   ----------
Land.................................................   $  1,493      $    118     $   118
Buildings and leasehold improvements.................     30,841         6,868       6,361
Capitalized lease property...........................      1,936            --          --
Data processing equipment and software...............      2,367         1,837       1,822
Furniture, fixtures and office equipment.............     28,361        13,586      10,531
Equipment held for rental............................      3,723         3,723       3,235
Less accumulated depreciation and amortization.......    (12,731)      (11,866)     (9,132)
                                                        --------      --------     -------
  Property and equipment, net........................   $ 55,990      $ 14,266     $12,935
                                                        ========      ========     =======

     Depreciation expense for the transition period ended January 31, 1998 was $1,139,000. Depreciation expense for fiscal years 1997, 1996 and 1995 was $2,973,000, $3,390,000 and $3,227,000, respectively. Amortization of equipment held for rental is included in cost of goods sold and was $39,000 for the transition period ended January 31, 1998 and $432,000, $836,000 and $977,000 for fiscal years 1997, 1996 and 1995, respectively.

     Depreciation expense for purchased software systems totaled $37,000 for the transition period ended January 31, 1998 and $407,000, $408,000 and $352,000 for fiscal years 1997, 1996 and 1995, respectively. The net book value of computer software was $643,000, $480,000 and $872,000 at January 31, 1998, January 3,
1998 and January 4, 1997, respectively.

(10) ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):

                                                    JANUARY 31,    JANUARY 3,    JANUARY 4,
                                                       1998           1998          1997
                                                    -----------    ----------    ----------
Accrued compensation and benefits.................    $ 8,576       $ 4,131       $ 4,185
Accrued sales and property taxes..................     10,536         3,812         3,323
Accrued store closing reserve.....................      5,789            --            --
Accrued severance, relocation and stay bonus......      7,052            --            --
Accrued advertising...............................      3,852         2,225         2,086
Other.............................................     20,358         7,889         5,964
                                                      -------       -------       -------
          Accrued expenses........................    $56,163       $18,057       $15,558
                                                      =======       =======       =======

(11) LONG-TERM DEBT

     On January 9, 1998, the Company entered into a financing agreement with a commercial finance company. The agreement includes a line of credit feature that allows the Company to borrow up to $175,000,000 limited to an amount equal to 70% of eligible inventory (as defined in the agreement). The maximum percentage may be increased, upon election by the Company, to 75% of eligible inventory for one consecutive 90-day period each fiscal year. Borrowings are secured by substantially all accounts receivables, inventories and intangible assets. The commercial finance company may not demand repayment of principal, absent an occurrence of default under the agreement, prior to January 9, 2003. Currently, interest is payable monthly at prime (8.5% at January 31, 1998) plus .25% or LIBOR (5.63% at January 31, 1998) plus 1.75%,

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


per annum. Beginning February 1, 1999, if earnings before income taxes, depreciation and amortization is greater than $25 million for the prior four fiscal quarters, interest is payable monthly at prime or LIBOR plus 1.50%. The terms of the agreement provide for an annual collateral management fee of $100,000 and for a line of credit fee, payable monthly, of .375% per annum on the unused portion of the line of credit. The agreement contains certain covenants, including financial covenants which require the Company to maintain a specified level of minimum net worth at all times and restricts the payment of dividends on common stock. At January 31, 1998, $105,600,000 was outstanding under the agreement and $34,142,000 was available for borrowing, as calculated using 70% of eligible inventory. The Company's policy is to classify borrowings under revolving credit facilities as long-term debt since the Company has the ability, and the intent, to maintain these obligations for longer than one year.

     Prior to January 9, 1998 the Company had a financing agreement with the same commercial finance company. The agreement included a borrowing base feature that allowed the Company to borrow up to 60% of its eligible inventories (as defined in the agreement) for the period January through June and up to 65% of its eligible inventories for the period July through December. Borrowings were limited to the lesser of $50,000,000 or the amount calculated in accordance with the borrowing base, and were secured by substantially all accounts receivables, inventories, and intangible assets. The commercial finance company could not demand repayment of principal, absent an occurrence of a default under the agreement, prior to April 20, 2001. Loan interest was payable monthly at the prime rate plus 0.25% or, at the option of the Company, at the LIBOR rate plus 1.5%. The other terms of the agreement mirrored the existing agreement regarding fees and covenants. No amounts were outstanding under the financing agreement at January 3, 1998 and January 4, 1997, and $50,000,000 and $40,586,000 were available for borrowing, respectively.

     The weighted average interest rate on the borrowings outstanding was 7.43% at January 31, 1998.

     The Company utilizes certain derivative financial instruments to hedge its interest rate exposure. At January 31, 1998, the Company's borrowings consisted of $100,000,000 tied to LIBOR and had an interest rate cap in effect for $25,000,000 of its LIBOR borrowings.

     The Company paid a one time fee of $875,000 to secure the credit facility, and is amortizing the amount over the life of the contract on the interest method.

(12) STORE CLOSING ACTIVITIES

     The Company provides a provision for store closing when the decision to close a retail unit is made. The provision consists of the incremental costs which are expected to be incurred, including future net lease obligations, utilities and property taxes, employee costs and other expenses directly related to the store closing.

     In connection with the acquisition of Sportmart, the Company acquired certain discontinued operations that had been previously reserved for, including Sportmart's Canadian subsidiary and four stores in the United States leased from related parties. The Company does not anticipate any additional store closings as a result of the acquisition.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Activity in the provision for closed stores is as follows (in thousands):

                                                              28 DAYS
                                                               ENDED       FISCAL YEARS
                                                            JANUARY 31,    ------------
                                                               1998        1997    1996
                                                            -----------    ----    ----
Provision for closed stores at beginning of period........    $  211       $490    $ --
Additions.................................................        --         --     490
Assumption of provision due to acquisition................     6,047         --      --
Decreases.................................................      (469)      (279)     --
                                                              ------       ----    ----
Provision for closed stores at end of period..............    $5,789       $211    $490
                                                              ======       ====    ====

(13) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Derivative financial instruments were acquired in the merger with Sportmart. The instruments were utilized to reduce interest rate risk on Sportmart's variable borrowings and foreign currency exchange risks associated with Sportmart's discontinued Canadian subsidiary. The interest rate cap agreement has been transferred to the Company's borrowings, as it uses a similar debt structure. The foreign currency exchange agreements have settled and no new hedge contracts are planned.

     The contract or notional amount of the interest rate cap agreement is the underlying principal amount used in determining the interest payments exchanged over the term of the contract. The notional amount does not represent exposure to credit loss for the Company.

     In order to reduce its exposure to fluctuations in interest rates, Sportmart entered into a interest rate cap agreement for a notional amount totaling $25.0 million prior to the acquisition. The contract expires in August 1999. The contract places a ceiling on LIBOR of 6.0%, and effectively limits the Company's LIBOR based borrowings to a maximum interest rate of 6.0% plus 1.75%. The Company pays a premium which is amortized over the effective life of the contract.

     The Company is exclusively a principal counterparty to the interest rate cap agreement. The Company's exposure to credit risk due to nonperformance by any of its counterparties is limited to any accrued interest receivable. The Company considers the risk of default to be remote, and instead relies on its credit policies when evaluating its counterparties. The Company does not hold any collateral on the aforementioned agreement, and has not pledged any collateral.

(14) INCOME TAXES

     Prior to April 21, 1994, the Company's financial results were included in the consolidated U.S. federal income tax returns of its former parent. Pursuant to the tax sharing agreement between the Company and its former parent, which was effective from September 25, 1992 up to and including April 20, 1994, the Company recorded income taxes computed assuming the Company filed a separate income tax return. The tax sharing agreement also provided for the treatment of tax loss carrybacks, indemnifications, resolution of disputes, and other matters that may arise as a result of its former parent's pending Internal Revenue Service (IRS) examination.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Income tax expense (benefit) consists of the following (in thousands):

                                                28 DAYS
                                                 ENDED              FISCAL YEARS
                                              JANUARY 31,    ---------------------------
                                                 1998         1997      1996      1995
                                              -----------    ------    ------    -------
Current:
  Federal...................................     $(490)      $3,247    $1,535    $(2,192)
  State.....................................       (98)         654       363       (400)
                                                 -----       ------    ------    -------
                                                  (588)       3,901     1,898     (2,592)
                                                 -----       ------    ------    -------
Deferred:
  Federal...................................       127          217       785      2,474
  State.....................................       143          (35)       (2)       403
                                                 -----       ------    ------    -------
                                                   270          182       783      2,877
                                                 -----       ------    ------    -------
                                                 $(318)      $4,083    $2,681    $   285
                                                 =====       ======    ======    =======

     The effective income tax rate on income (loss) before income taxes differs from the U.S. federal statutory rate for the following reasons:

                                                    28 DAYS ENDED        FISCAL YEARS
                                                     JANUARY 31,     --------------------
                                                        1998         1997    1996    1995
                                                    -------------    ----    ----    ----
U.S. federal statutory rate.......................       35.0%       34.0%   34.0%   34.0%
Increase (decrease) resulting from:
  State and local taxes, net of federal benefit...        4.1         3.4     3.3     0.2
  Effective rate change on deferred taxes.........       (5.1)         --      --      --
  Valuation allowance.............................      (30.2)         --      --      --
  Interest on tax contingency.....................         --         3.6      --      --
  Other, net......................................         --        (3.1)    0.3     1.7
                                                        -----        ----    ----    ----
                                                          3.8%       37.9%   37.6%   35.9%
                                                        =====        ====    ====    ====

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                                          FISCAL YEARS
                                                                    ------------------------
                                                     JANUARY 31,    JANUARY 3,    JANUARY 4,
                                                        1998           1998          1997
                                                     -----------    ----------    ----------
ASSETS
Account receivables................................   $    414       $     79      $     68
Property and equipment.............................         --            368           420
Tax credit carryforwards...........................      2,043          1,163         2,008
Net operating loss carryforwards...................     15,992             --            --
Accrued compensation and benefits..................      3,846            873           558
Accrued occupancy..................................        777            763           587
Other accrued expenses.............................      3,111            254            66
                                                      --------       --------      --------
                                                        26,183          3,500         3,707
                                                      --------       --------      --------
LIABILITIES
Property and equipment.............................     (3,717)            --            --
Inventories........................................     (7,522)       (12,057)      (11,721)
Prepaid expenses...................................       (217)          (168)         (529)
                                                      --------       --------      --------
                                                       (11,456)       (12,225)      (12,250)
                                                      --------       --------      --------
Total asset (liability) before valuation
  allowance........................................     14,727         (8,725)       (8,543)
  less valuation allowance.........................    (23,722)            --            --
                                                      --------       --------      --------
Net deferred tax liability.........................   $ (8,995)      $ (8,725)     $ (8,543)
                                                      ========       ========      ========

     The noncurrent deferred tax liability consists primarily of basis differences in property and equipment and differences between the tax and book bases of LIFO inventories acquired in the business combination, net of applicable alternative minimum tax credit carryforwards. The LIFO basis difference is classified as noncurrent as this inventory is not expected to be liquidated or replaced within one year.

     The Company established a valuation allowance of $21,230,000 in connection with the acquisition of Sportmart on January 9, 1998. In the transition period, the Company incurred a loss, primarily relating to Sportmart operations and established an additional valuation allowance of $2,492,000. The utilization of pre-acquisition operating losses and tax credit carryforwards are subject to limitations imposed by Internal Revenue Code Section 382. As a result, management believes that uncertainties exist such that it is more likely than not that the Company's deferred tax assets will not be realized in the future.

     The Company has net operating loss carryforwards of approximately $39,814,000 of which $15,754,000 will expire in 2012 and $24,060,000 will expire in 2013. In addition, the Company also has tax credit carryforwards of $2,043,000 which have no expiration date.

(15) LEASES

     The Company is obligated for lease of two properties which are classified as capital leases for financial reporting purposes. Both capital leases are with partnerships substantially owned by certain directors of the Company and their family members. The lease terms range from 15 to 21 years and provide for minimum annual rental payments plus contingent rentals based upon a percentage of sales in excess of stipulated amounts. The gross amount of capitalized lease property and related accumulated amortization recorded under capital leases is included in Property and Equipment.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The Company has noncancelable operating leases primarily for stores, distribution facilities and equipment, expiring at various dates from 1998 to 2017. These leases generally contain renewal options for periods ranging from three to ten years and require the Company to pay all executory costs such as real estate taxes, maintenance and insurance. Certain leases include contingent rentals based upon a percentage of sales over a specified amount. Nine of the leases, four of which relate to closed store locations, are with partnerships, the partners of which are directors of the Company and their family members. Minimum rentals include noncash rent expense related to the amortization of deferred rent totaling $51,000 for the transition period ended January 31, 1998 and $466,000, $671,000 and $398,000 for fiscal years 1997, 1996, and 1995, respectively.

     Total rent expense under these lease agreements was as follows (in thousands):

                                              28 DAYS
                                               ENDED               FISCAL YEARS
                                            JANUARY 31,    -----------------------------
                                               1998         1997       1996       1995
                                            -----------    -------    -------    -------
Base rentals..............................    $2,907       $12,250    $11,231    $ 8,583
Contingent rentals........................        32           172        142        112
Sublease rental income....................        (5)          (64)       (64)       (43)
                                              ------       -------    -------    -------
                                              $2,934       $12,358    $11,309    $ 8,652
                                              ======       =======    =======    =======

     At January 31, 1998, future minimum lease payments under noncancelable leases, with initial or remaining lease terms in excess of one year, were as follows (in thousands):

                                                                               AMOUNTS TO
                                         CAPITAL    OPERATING                  BE PAID TO
                                         LEASES      LEASES       TOTAL      RELATED PARTIES
             FISCAL YEARS:               -------    ---------    --------    ---------------
  1998.................................  $  665     $ 38,155     $ 38,820        $ 2,688
  1999.................................     665       38,241       38,906          2,688
  2000.................................     665       37,338       38,003          2,349
  2001.................................     674       35,560       36,234          2,195
  2002.................................     685       33,601       34,286          2,231
  Thereafter...........................   1,490      260,033      261,523         11,892
                                         ------     --------     --------        -------
          Total minimum lease
            payments...................   4,844     $442,928     $447,772        $24,043
                                                    ========     ========        =======
          Less imputed interest (at
            rates ranging from 9.0% to
            10.75%)....................   1,435
                                         ------
          Present value of future
            minimum rentals of which
            $340 is included in current
            liabilities, at January 31,
            1998.......................  $3,409
                                         ======

     The total future minimum lease payments include amounts to be paid to related parties and are shown net of $4,206,040 of noncancellable sublease payments and exclude estimated executory costs, which are principally real estate taxes, maintenance, and insurance.

     In connection with the transfer of certain leased stores to a former affiliate in 1991, the Company remains liable as assignor on eight leases. The former affiliate has agreed to indemnify the Company for any losses it may incur as assignor, however, such indemnification is unsecured. In addition, the Company remains liable as assignor on three leases as a result of the Sportmart acquisition. The remaining future minimum lease

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


payments on these leases, exclusive of any variable rent or cost reimbursement that might be required, were as follows at January 31, 1998 (in thousands):

Fiscal year:
  1998.............................................  $ 2,209
  1999.............................................    1,906
  2000.............................................    1,656
  2001.............................................    1,581
  2002.............................................    1,543
  Thereafter.......................................   14,422
                                                     -------
          Total minimum lease payments.............  $23,317
                                                     =======

     In the event of default on the lease obligations, and failure by the assignee to indemnify the Company, the Company would incur a loss to the extent of any remaining obligations, less any obligation mitigated by the lessor re-leasing the property.

(16) EMPLOYEE BENEFIT PLAN

     During 1995, the Company amended its qualified defined contribution profit sharing plan to include a 401(k) plan feature for all eligible employees. The amended plan provides for tax deferred contributions by eligible employees and for discretionary matching contributions by the Company. Participants vest in the Company's contributions at a rate of 20% per year after the first year of service. The Company contributed $-0- for the transition period ended January 31, 1998 and $134,000, $126,000 and $94,000 to the profit sharing plan in the form of matching contributions in 1997, 1996 and 1995, respectively. The Company provided an additional discretionary contribution of $-0-, $166,000, $174,000 and $250,000 to the profit sharing plan during the transition period ended January 31, 1998 and the years ended 1997, 1996 and 1995, respectively. The plan provides for discretionary contributions, if any, by the Company in amounts determined annually by the Board of Directors.

     Sportmart had a noncontributory profit sharing plan for eligible employees. The plan was merged into the Sportmart Incentive Savings Plan and the merged plan was terminated as of January 8, 1998. No contributions were made after December 31, 1997. The Company will offer former Sportmart employees the opportunity to enroll in its 401(k) plan in April 1998 based upon the Company's eligibility criteria.


  Stock Purchase Plan


     Sportmart had an employee stock purchase plan, whereby employees could purchase its stock through payroll deductions. All monies collected under this plan for the purchase of stock have been refunded to the participants and all common stock reserved under the plan has been canceled.

  Health and Welfare Plan

     Sportmart maintained a trust account whereby pretax dollars could be withheld through payroll deductions and could be utilized for certain qualifying expenses under Section 125 of the Internal Revenue Service code. The plan was discontinued in March 1998 and all payroll contributions were ceased. Eligible employees may enroll in the Company's Section 125 cafeteria plan in April 1998. The trust account will be maintained through calendar 1998 to ensure maximum reimbursement opportunity for plan participants.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


  Sportmart, Inc. Restricted Stock Plan

     In July 1996 the Board of Directors of Sportmart, Inc. and its stockholders adopted the 1996 Restricted Stock Plan. At the acquisition date, pursuant to the Change in Control provisions of the plan, 250,000 shares of Sportmart common stock reserved for four participants were converted to 41,252 shares of Gart Sports' common stock. Of this amount, 28,876 shares were issued to former Sportmart senior management who are no longer employed by the Company, and therefore became fully vested with no restrictions on resale. The balance of 12,376 shares were issued to one individual who remained with the Company, and will continue to vest under the terms of the plan. Until fully vested at August 1, 1999, these shares cannot be sold or transferred.

     The Company recorded approximately $80,000 of unamortized compensation expense as a reduction to stockholders' equity. This amount will be amortized to compensation expense on a straight-line basis over the remaining vesting period.

(17) STOCK OPTION PLANS

  Management Equity Plan

     The Company has adopted a management equity plan (the Management Equity
Plan) which authorizes the issuance of common stock plus grants of options to purchase shares of authorized but unissued common stock up to 1,500,000 combined shares and options. As of January 31, 1998, 147,600 shares of common stock and 583,300 options have been issued and remain outstanding under the Management Equity Plan. The purchased shares were paid for with a combination of cash and notes that bear interest at 8% per annum, are secured by the common stock purchased, and have full recourse to the makers. The notes are due October 17, 1999; however, 25% of any pre-tax bonus earned as an employee of the Company may be used to reduce the employee's note. As of January 31, 1998, $67,000 remained outstanding on the notes. Stock options are granted with an exercise price equal to the estimated fair value of the underlying stock, as determined by the Board of Directors, at the date of grant. All stock options have a ten-year term and vest 20% per year over five years from the date of grant.

     The holders of the Common Stock may "put" the common stock to the Company upon death, disability, retirement, or involuntary termination at a price equal to the greater of adjusted book value, as defined, or fair value for vested shares, and adjusted book value for unvested shares. For purposes of the put provisions, the common shares vest ratably over a five year period. The Company may "call" such common stock upon an employee's voluntary or involuntary termination, just-cause dismissal, death or disability. The "call" price shall be the lower of adjusted book value or fair value in the event of an employee's voluntary termination or just-cause dismissal and in the event of involuntary termination, death or disability, the greater of the two for vested shares and adjusted book value for unvested shares. The put and call features lapse and terminate upon the earliest to occur of (1) the closing of the Sportmart acquisition and the effectiveness of a registration statement on Form S-8 covering the sale of such shares of common stock; (2) the completion of the first underwritten registered public offering of Common Stock; (3) the consummation of the sale of substantially all of the assets or capital stock of the Company; or (4) the date that is six years after the date of the respective option grant. If the put and call features lapse pursuant to (1) or (2) above, the call feature shall remain in effect for all shares that were unvested on such date of lapse until the earlier of events (3) or (4) above. On January 9, 1998, the Sportmart acquisition closed and the appropriate Form S-8 became effective; therefore, the put and call features have lapsed except for the call feature with respect to all shares that were unvested on January 9, 1998.

     The shares of common stock issued under the Management Equity Plan that are subject to the put provisions are reflected as redeemable common stock in the accompanying consolidated balance sheets.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Vested shares are recorded at the greater of the adjusted book value or fair value. Unvested shares are recorded at the adjusted book value or, if greater, the amount determined by increasing the adjusted book value to the fair value ratably over the vesting period. At January 3, 1998 and January 4, 1997, related notes receivable from stockholders totaling $80,000 and $207,000, respectively, are reflected as a reduction of redeemable common stock. At January 31, 1998, related notes receivable from stockholders of $67,000 are reflected as a reduction of stockholders' equity.

     Activity in redeemable common stock and related notes receivable from stockholders for the periods indicated was as follows (dollars in thousands):

                                                        REDEEMABLE          NOTES         TOTAL
                                                       COMMON STOCK       RECEIVABLE    REDEEMABLE
                                                    ------------------       FROM         COMMON
                                                     SHARES    AMOUNT    STOCKHOLDERS   STOCK, NET
                                                    --------   -------   ------------   ----------
Balance at December 31, 1994......................   292,124   $ 1,498      $(638)       $   860
  Purchase of redeemable stock as treasury
     stock........................................  (115,974)     (594)        --           (594)
  Receipts on notes receivable from
     stockholders.................................        --        --         89             89
  Increase in redemption amount during the year...        --       199         --            199
                                                    --------   -------      -----        -------
Balance at January 6, 1996........................   176,150     1,103       (549)           554
  Purchase of shares of redeemable common stock as
     treasury stock...............................   (21,500)     (112)        --           (112)
  Receipts on notes receivable from
     stockholders.................................        --        --        342            342
  Increase in redemption amount during the year...        --        76         --             76
                                                    --------   -------      -----        -------
Balance at January 4, 1997........................   154,650     1,067       (207)           860
  Purchase of shares of redeemable common stock as
     treasury stock...............................    (7,050)      (37)        --            (37)
  Receipts on notes receivable from
     stockholders.................................        --        --        127            127
  Increase in redemption amount during the year...        --       954         --            954
                                                    --------   -------      -----        -------
Balance at January 3, 1998........................   147,600     1,984        (80)         1,904
  Receipts on notes receivable from
     stockholders.................................        --        --         13             13
  Decrease in redemption amount during the
     period.......................................        --        (1)        --             (1)
  Reclassification of redeemable common stock to
     equity.......................................  (147,600)   (1,983)        67         (1,916)
                                                    --------   -------      -----        -------
Balance at January 31, 1998.......................        --   $    --      $  --        $    --
                                                    ========   =======      =====        =======

  Substitute Company Options

     In connection with the acquisition of Sportmart, options outstanding under the 1992 Sportmart, Inc. Stock Option Plans were assumed by the Company. The substitute options were modified to Gart options utilizing the same conversion ratio of .165014 to one as the common stock and dividing the exercise price of the previous options by the conversion ratio.

     The holders of the substitute options will continue with the same vesting periods as the original grants, except that those holders whose employment with Sportmart is terminated within six months of the acquisition date have accelerated vesting. All such persons immediately vest upon termination, and have one year to exercise such options. As of January 9, 1998, 1,153,573 Sportmart options were exchanged for 190,457 Gart substitute options.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Stock option activity during the periods indicated for both of the Company's plans was as follows:

                                                                   WEIGHTED
                                                                   AVERAGE
                                                      NUMBER OF    EXERCISE      OPTIONS
                                                       OPTIONS      PRICE      EXERCISABLE
                                                      ---------    --------    -----------
Balance at December 31, 1994.......................    292,050       5.13             --
  Granted..........................................     64,000       5.13
  Canceled.........................................   (126,200)      5.13
                                                      --------
Balance at January 6, 1996.........................    229,850       5.13         33,170
  Granted..........................................    213,900       5.13
  Canceled.........................................    (11,200)      5.13
                                                      --------
Balance at January 4, 1997.........................    432,550       5.13         74,660
  Granted..........................................    185,500      14.00
  Canceled.........................................    (34,750)      5.13
                                                      --------
Balance at January 3, 1998.........................    583,300       7.95        149,000
  Granted..........................................         --         --
  Canceled.........................................         --         --
  Exchanged........................................    190,457      30.91
                                                      --------
Balance at January 31, 1998........................    773,757      13.60        310,894
                                                      ========

     Canceled options are a result of employee terminations.

     At January 31, 1998 and January 3, 1998, the weighted-average remaining contractual life of outstanding options were 7.18 and 8.42 years, respectively.

     The per share weighted-average fair value of stock options granted during fiscal years 1997 and 1996 was $9.50 and $3.28 on the date of grant or exchange using the Black Scholes option-pricing model (which incorporates a present value calculation) with the following weighted-average assumptions used for grants issued in fiscal years 1997, 1996 and 1995:

Expected volatility..................................  45%
Risk free rates......................................  5.47% to 6.66%
Expected life of options.............................  1 to 10 years
Expected dividend yield..............................  0%

     The following table summarizes the status of outstanding stock options as of January 31, 1998:

                                     OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                            --------------------------------------    -----------------------
                                            REMAINING     WEIGHTED                   WEIGHTED
                             NUMBER OF     CONTRACTUAL    AVERAGE      NUMBER OF     AVERAGE
RANGE OF                      OPTIONS       LIFE (IN      EXERCISE      OPTIONS      EXERCISE
EXERCISE PRICES             OUTSTANDING      YEARS)        PRICE      EXERCISABLE     PRICE
---------------             -----------    -----------    --------    -----------    --------
$5.13                         397,800          7.65        $ 5.13       149,000       $ 5.13
12.12 - 19.79                 270,768          8.13         15.23        68,458        18.19
20.45 - 30.30                  45,790          4.00         26.95        37,340        27.18
37.12 - 93.93                  59,399          2.13         52.63        56,096        53.20
                              -------          ----        ------       -------       ------
$5.13 - 93.93                 773,757          7.18        $13.60       310,894       $19.33
                              =======          ====        ======       =======       ======

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The Company applies APB No. 25 in accounting for the Management Equity Plan and Substitute Option Plan, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's consolidated net income would have been reduced, loss increased, to the pro forma amounts indicated below (in thousands, except share amounts):

                                               28 DAYS ENDED          FISCAL YEARS
                                                JANUARY 31,     ------------------------
                                                   1998          1997      1996     1995
                                               -------------    ------    ------    ----
Net income (loss), as reported...............     $(8,005)      $6,684    $4,457    $508
                                                  =======       ======    ======    ====
Net income (loss), pro forma.................     $(8,029)      $6,477    $4,401    $494
                                                  =======       ======    ======    ====
Earnings (loss) per share, pro forma:
  Basic......................................     $ (1.11)      $ 1.18    $  .80    $.09
                                                  =======       ======    ======    ====
  Diluted....................................     $ (1.11)      $ 1.16    $  .80    $.09
                                                  =======       ======    ======    ====

     The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

(18) RELATED PARTY TRANSACTIONS

     The Company has a management services agreement with LGA whereby LGA receives an annual retainer fee plus reasonable expenses for providing certain management, consulting and financial planning services. The management services agreement also provides that LGA may receive reasonable and customary fees and reasonable expenses from time to time for providing financial advisory and investment banking services in connection with major financial transactions that may be undertaken in the future. The management services agreement terminates April 20, 2004. The minimum management fee is $500,000 per year for the remaining term of the agreement. The Company paid a management fee to LGA of approximately $42,000 for the transition period ended January 31, 1998 and $250,000, $120,000 and $120,000 for fiscal years 1997, 1996 and 1995, respectively.

     The Company has noncancelable consulting agreements with certain former Sportmart executives, who are now Directors or related to Directors of the Company. The Company pays a fee equal to 50% of their base salary as in effect at September 26, 1997 and reasonable expenses for a period of one year. The consultants agree to be available, from time to time, to advise the Company on strategic issues, planning, merchandising and operational issues related to the acquisition of Sportmart. In addition, the Company is paying a severance benefit in equal installments over eighteen months equal to 100% of the base salary as of September 26, 1997, commencing on January 9, 1998.

     The Company leases certain properties from related parties. Rent expense under these lease agreements was as follows (in thousands):

                                                     28 DAYS
                                                      ENDED           FISCAL YEARS
                                                   JANUARY 31,    --------------------
                                                      1998        1997    1996    1995
                                                   -----------    ----    ----    ----
Base rentals.....................................     $167        $359    $651    $721
Contingent rentals...............................        9          15      --      --
                                                      ----        ----    ----    ----
                                                      $176        $374    $651    $721
                                                      ====        ====    ====    ====

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


(19) CONTINGENCIES

  Tax Contingency

     Under the terms of the Company's tax sharing agreement with its former parent, the Company is responsible for its share, on a separate return basis, of any tax payments associated with proposed deficiencies or adjustments, and related interest and penalties charged to the controlled group which may arise as a result of an assessment by the IRS.

     On July 24, 1997, the IRS proposed adjustments to the Company's and former parent's 1992 and 1993 federal income tax returns in conjunction with the former parent's IRS examination. The proposed adjustments related to the manner in which LIFO inventories were characterized on such returns. The Company recorded approximately $9,700,000 as a long-term net deferred tax liability for the tax effect of the LIFO inventory basis difference. The IRS has asserted that this basis difference should be reflected in taxable income in 1992 and 1993. The Company has taken the position that the inventory acquired in connection with the acquisition of its former parent was appropriately allocated to its inventory pools. The IRS has asserted the inventory was acquired at a bargain purchase price and should be allocated to a separate pool and liquidated as inventory turns.

     Based on management's discussions with the Company's former parent, the Company believes the potential accelerated tax liability, which could have a negative effect on liquidity in the near term, ranges from approximately $2,500,000 to $9,700,000. The range of loss from possible assessed interest charges resulting from the proposed adjustments range from approximately $580,000 to $3,300,000. As the Company believes that no amount is more probable than another within the range, the minimum interest exposure of $580,000 has been accrued in the consolidated financial statements. No penalties are expected to be assessed relating to this matter. At January 31, 1998, the LIFO inventory and other associated temporary differences continue to be classified as long-term net deferred tax liabilities as the Company does not believe the matter will be resolved within a year.

     The Company has reviewed the various matters that are under consideration and believes that it has adequately provided for any liability that may result from this matter. In the opinion of management, any additional liability beyond the amounts recorded that may arise as a result of the IRS examination will not have a material adverse effect on the Company's financial condition or results of operations.

  Legal Proceedings

     The Company is a party to various legal proceedings and claims arising in the ordinary course of business. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(20) AUTHORIZATION OF STOCK AND COMMON STOCK SPLIT

     On October 16, 1997, the stockholders approved an increase in the authorized number of shares of common stock to 8,000,000. The Board of Directors of the Company effected common stock splits on October 16, 1997 and December 1, 1997 resulting in a cumulative 2.0 for 1.0 stock split. In the accompanying consolidated financial statements, all numbers of common shares and per share amounts have been restated to reflect the common stock splits retroactively.

     Upon the consummation of the Sportmart acquisition, the stockholders approved an increase in the authorized number of shares to 22,000,000 shares of Gart Common Stock, par value $.01 per share, and 3,000,000 shares of Gart Preferred Stock, par value $.01 per share.

                              GART SPORTS COMPANY
                                AND SUBSIDIARIES


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


(21) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  FIRST      SECOND      THIRD      FOURTH
                                                 QUARTER     QUARTER    QUARTER     QUARTER
                                                 --------   ---------   --------   ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL 1997
Net sales......................................  $47,357     $48,020    $55,675     $77,327
Gross profit...................................   13,446      11,787     13,348      25,509
Net income.....................................    1,150         125         48       5,361
Basic earnings per share.......................     0.21        0.02       0.01        0.97
Diluted earnings per share.....................     0.21        0.02       0.01        0.95
FISCAL 1996
Net sales......................................  $44,331     $42,888    $50,266     $66,641
Gross profit...................................   11,834      10,627     11,927      21,318
Net income (loss)..............................      653         (59)      (159)      4,022
Basic and diluted earnings (loss) per share....     0.12       (0.01)     (0.03)       0.73

(22) SUBSEQUENT EVENTS

     On March 9, 1998 the Compensation Committee of the Board of Directors revalued certain substitute options issued in conjunction with the acquisition. All options to purchase shares for those employees staying with the Company, with exercise prices greater than $14.00 were revalued to $14.00, the closing price of the Company's common stock on that date.

     Also on March 9, 1998, the Company issued 133,500 stock options under the Management Equity Plan. The options were issued to certain employees with an exercise price of $14.00.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Amended and Restated Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

         Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers, employees or agents against expenses, judgments and fines reasonably incurred and against certain other liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation. The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Registrant provide for indemnification of its directors and officers to the fullest extent permitted by applicable law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) Exhibits:

         The following exhibits are filed pursuant to Item 601 of Regulation
S-K.


EXHIBIT
  NO.                          DESCRIPTION
-------                        -----------

   2.1   --   Amended and Restated Agreement of Merger, dated as of December 2,
              1997 by and among the Registrant, Gart Bros. Sporting Goods
              Company, GB Acquisition, Inc. and Sportmart, Inc. (incorporated by reference to the Registrant's Registration Statement, File No.
              333- 42355)

   3.1   --   Amended and Restated Certificate of Incorporation of Registrant
              (incorporated by reference to the Registrant's Registration
              Statement, File No. 333-42355)

   3.2   --   Amended and Restated Bylaws of Registrant (incorporated by reference to the Registrant's Registration Statement, File No.
              333-42355)

   4.1   --   Form of Common Stock Certificate (incorporated by reference to the
              Registrant's Registration Statement, File No. 333-42355)

  10.1   --   Financing Agreement between The CIT Group/Business Credit, Inc.
              (as Agent and a Lender) and Gart Bros Sporting Goods Company and
              Sportmart, Inc., dated January 9, 1998 (incorporated by reference to the Registrant's Report on Form 8-K filed January 13, 1998)

  10.2    --  Registration Rights Agreement between Registrant and certain former shareholders of Sportmart, Inc. (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.3    --  Registration Rights Agreement between Registrant and Green Equity
              Investors, L.P. (incorporated by reference to the Registrant's Report on Form 8-K filed January 13, 1998)

  10.4    --  Gart Sports Management Equity Plan (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.5    --  Gart Sports Employee Benefit Plan (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.6    --  Gart Sports Bonus Plan (incorporated by reference to the
              Registrant's Registration Statement, File No. 33-69118)

  10.7    --  Severance Agreement between Registrant and John Douglas Morton
              (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.8    --  Employment and Change in Control Agreement between Registrant and
              Thomas T. Hendrickson (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.9    --  Consulting Agreements between Registrant and Larry J. Hochberg and
              Andrew S. Hochberg (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.10   --  Consulting Agreement between Registrant and John A. Lowenstein
              (incorporated by reference to the Registrant's Report on Form 8-K filed January 13, 1998)

  10.11   --  Management Services Agreement among Registrant, Gart Bros.
              Sporting Goods Company and Leonard Green & Associates, L.P. (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.12   --  Tax Indemnity Agreement dated as of September 25, 1992 among
              Pacific Enterprises, TCH Corporation, Thrifty Corporation and Big 5 Holdings, Inc. (incorporated by reference to the Registrant's Registration Statement, File No. 33-69118)

  10.13  --   Tax Sharing Agreement dated as of September 25, 1992 among TCH
              Corporation and its then subsidiaries, including the Registrant
              (incorporated by reference to the Registrant's Registration
              Statement, File No. 333-42355)

  10.14  --   Indemnification Allocation Agreement dated April 20, 1994 among
              Thrifty Payless Holdings, Inc., the Registrant and MC Sports
              Company (incorporated by reference to the Registrant's
              Registration Statement, File No. 333-42355)

  10.15  --   Indemnification and Reimbursement Agreement dated April 20, 1994 among Thrifty Payless Holdings, Inc., and its then subsidiaries, including the Registrant (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.16  --   Sportmart, Inc. 1996 Restricted Stock Plan (as amended and restated) (incorporated by reference to Sportmart, Inc.'s Report on Form 10-Q for the quarter ended July 28, 1996, File No.
              000-20672)

  10.17  --   Sportmart, Inc. Stock Option Plan, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No.
              33-50726)

  10.18  --   Sportmart, Inc. Director's Plan (incorporated by reference to
              Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.19  --   Tax Indemnification Agreement (incorporated by reference to
              Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.20  --   Form of Indemnification Agreement between Sportmart, Inc. and each of its former directors (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.21  --   Lease between Sportmart, Inc. and H-C Developers, as agent for the beneficiaries of American National Bank and Trust Company Trust
              No. 30426 for the Sportmart store in Niles, Illinois, as amended
              (incorporated by reference to Sportmart, Inc.'s Registration
              Statement, File No. 33-50726)

  10.22  --   Lease between Sportmart, Inc. and American National Bank and Trust
              Company, as Trustee under Trust No. 32490 for the Sportmart store in Calumet City, Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.23  --   Lease between Sportmart, Inc. and American National Bank and Trust
              Company, as Trustee under Trust No. 42371 for the Sportmart store in Schaumburg, Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.24  --   Lease between Sportmart, Inc. and American National Bank and Trust
              Company, as Trustee under Trust No. 54277 for the Sportmart store in Chicago (Lakeview), Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No.
              33-50726)

  10.25  --   Lease between Sportmart, Inc. and American National Bank and Trust
              Company, as Trustee under Trust No. 56691 for the Sportmart store in

              Wheeling, Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.26   --  Lease between Sportmart, Inc. and Lake County Trust Company, as
              Trustee under Trust No. 3737 for the Sportmart store in Merrillville, Indiana, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.27   --  Lease between Sportmart, Inc. and North Riverside Limited
              Partnership for the Sportmart facility in North Riverside, Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.28   --  Lease between Sportmart, Inc. No Context division and North County
              Associates, L.P. for the Sportmart No Contest store in Ferguson, Missouri, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.29   --  Agency Agreement between Registrant and Hilco/Great American
              Group, Inc. (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.30   --  First Amendment to Lease between Sportmart, Inc. and Roosevelt
              Associated Limited Partnership for the Sportmart store at Lombard, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.31   --  Lease between Sportmart, Inc. and American National Bank and Trust
              Company of Chicago as Trustee under Trust No. 42371 for the Sportmart store in Schaumburg, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.32   --  Lease between Sportmart, Inc. and H-C Developers, as Agent for
              American National Bank and Trust Company of Chicago, as Trustee under Trust No. 30426 for the Sportmart store in Niles, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.33   --  First Amendment to lease between Sportmart, Inc. and Merrillville
              Partners Limited Partnership for the Sportmart store in Merrillville, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.34   --  Second Amendment to Lease between Sportmart, Inc. and North
              Riverside Associates Limited Partnership for the Sportmart store in North Riverside, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.35  --  Third Amendment to Lease between Sportmart, Inc. and Torrence
             Properties for the Sportmart store in Calumet City, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.36  --  Third Amendment to Lease between Sportmart, Inc. and North
             Riverside Associates Limited Partnership for the Sportmart store in North Riverside, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.37  --  Post-Employment Medical Benefits Plan for Larry Hochberg
             (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  11.1   --  Statement re Computation of Per Share Earnings

  21.1   --  Subsidiaries of Registrant

  23.1   --  Consent of KPMG Peat Marwick LLP

  27.1   --  Financial Data Schedule


         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable and therefore have been omitted, or the information required by the applicable schedule is included in the Notes to the Consolidated Financial Statements.

ITEM 22.  UNDERTAKINGS.

         (a) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 0(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on April 28, 1998 on its behalf by the undersigned, thereunto duly authorized.


                                         GART SPORTS COMPANY


                                         By:    /s/ John Douglas Morton
                                                --------------------------------
                                                    John Douglas Morton
                                                    President and Chief
                                                    Executive Officer




                                POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of J. Douglas Morton and Thomas Hendrickson his/her true and lawful attorney-in-fact and agent, each with full power of substitution and revocation, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, the Securities and Exchange Commission, granting unto each such attorney-in-fact and agent, full power and authority to do and perform such each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on April 28, 1998, by the following persons in the capacities indicated.



         SIGNATURE                                    TITLE
         ---------                                    -----

/s/ John Douglas Morton              Chairman of the Board of Directors, President and
------------------------------       Chief Executive Officer
John Douglas Morton


/s/ Thomas T. Hendrickson            Executive Vice President, Chief Financial Officer
------------------------------       and Treasurer
Thomas T. Hendrickson


/s/ Jonathan D. Sokoloff             Director
------------------------------
Jonathan D. Sokoloff


/s/ Jennifer Holden Dunbar           Director
------------------------------
Jennifer Holden Dunbar


/s/ Gordon D. Barker                 Director
------------------------------
Gordon D. Barker


/s/ Peter R. Formanek                Director
------------------------------
Peter R. Formanek

/s/ Larry J. Hochberg               Director
------------------------------
Larry J. Hochberg


/s/ Andrew S. Hochberg              Director
------------------------------
Andrew S. Hochberg

                                 EXHIBIT  INDEX


EXHIBIT
  NO.                          DESCRIPTION
-------                        -----------
   2.1   --   Amended and Restated Agreement of Merger, dated as of December 2,
              1997 by and among the Registrant, Gart Bros. Sporting Goods
              Company, GB Acquisition, Inc. and Sportmart, Inc. (incorporated by reference to the Registrant's Registration Statement, File No.
              333- 42355)

   3.1   --   Amended and Restated Certificate of Incorporation of Registrant
              (incorporated by reference to the Registrant's Registration
              Statement, File No. 333-42355)

   3.2   --   Amended and Restated Bylaws of Registrant (incorporated by reference to the Registrant's Registration Statement, File No.
              333-42355)

   4.1   --   Form of Common Stock Certificate (incorporated by reference to the
              Registrant's Registration Statement, File No. 333-42355)

  10.1   --   Financing Agreement between The CIT Group/Business Credit, Inc.
              (as Agent and a Lender) and Gart Bros Sporting Goods Company and
              Sportmart, Inc., dated January 9, 1998 (incorporated by reference to the Registrant's Report on Form 8-K filed January 13, 1998)

  10.2    --  Registration Rights Agreement between Registrant and certain former shareholders of Sportmart, Inc. (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.3    --  Registration Rights Agreement between Registrant and Green Equity
              Investors, L.P. (incorporated by reference to the Registrant's
              Report on Form 8-K filed January 13, 1998)

  10.4    --  Gart Sports Management Equity Plan (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.5    --  Gart Sports Employee Benefit Plan (incorporated by reference to the Registrant's Registration Statement, File No. 333-42355)

  10.6    --  Gart Sports Bonus Plan (incorporated by reference to the
              Registrant's Registration Statement, File No. 33-69118)

  10.7    --  Severance Agreement between Registrant and John Douglas Morton
              (incorporated by reference to the Registrant's Registration
              Statement, File No. 333-42355)

  10.8    --  Employment and Change in Control Agreement between Registrant and
              Thomas T. Hendrickson (incorporated by reference to Sportmart,
              Inc.'s Report on Form 10-K for the year ended February 2, 1997,
              File No. 000-20672)

  10.9    --  Consulting Agreements between Registrant and Larry J. Hochberg and
              Andrew S. Hochberg (incorporated by reference to the Registrant's
              Registration Statement, File No. 333-42355)

  10.10   --  Consulting Agreement between Registrant and John A. Lowenstein
              (incorporated by reference to the Registrant's Report on Form 8-K filed January 13, 1998)

  10.11   --  Management Services Agreement among Registrant, Gart Bros.
              Sporting Goods Company and Leonard Green & Associates, L.P.
              (incorporated by reference to the Registrant's Registration
              Statement, File No. 333-42355)

  10.12   --  Tax Indemnity Agreement dated as of September 25, 1992 among
              Pacific Enterprises, TCH Corporation, Thrifty Corporation and Big
              5 Holdings, Inc. (incorporated by reference to the Registrant's
              Registration Statement, File No. 33-69118)

  10.13  --   Tax Sharing Agreement dated as of September 25, 1992 among TCH
              Corporation and its then subsidiaries, including the Registrant
              (incorporated by reference to the Registrant's Registration
              Statement, File No. 333-42355)

  10.14  --   Indemnification Allocation Agreement dated April 20, 1994 among
              Thrifty Payless Holdings, Inc., the Registrant and MC Sports
              Company (incorporated by reference to the Registrant's
              Registration Statement, File No. 333-42355)

  10.15  --   Indemnification and Reimbursement Agreement dated April 20, 1994 among Thrifty Payless Holdings, Inc., and its then subsidiaries, including the Registrant (incorporated by reference to the
              Registrant's Registration Statement, File No. 333-42355)

  10.16  --   Sportmart, Inc. 1996 Restricted Stock Plan (as amended and restated) (incorporated by reference to Sportmart, Inc.'s Report on Form 10-Q for the quarter ended July 28, 1996, File No.
              000-20672)

  10.17  --   Sportmart, Inc. Stock Option Plan, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No.
              33-50726)

  10.18  --   Sportmart, Inc. Director's Plan (incorporated by reference to
              Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.19  --   Tax Indemnification Agreement (incorporated by reference to
              Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.20  --   Form of Indemnification Agreement between Sportmart, Inc. and each of its former directors (incorporated by reference to Sportmart,
              Inc.'s Registration Statement, File No. 33-50726)

  10.21  --   Lease between Sportmart, Inc. and H-C Developers, as agent for the beneficiaries of American National Bank and Trust Company Trust
              No. 30426 for the Sportmart store in Niles, Illinois, as amended
              (incorporated by reference to Sportmart, Inc.'s Registration
              Statement, File No. 33-50726)

  10.22  --   Lease between Sportmart, Inc. and American National Bank and Trust
              Company, as Trustee under Trust No. 32490 for the Sportmart store in Calumet City, Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.23  --   Lease between Sportmart, Inc. and American National Bank and Trust
              Company, as Trustee under Trust No. 42371 for the Sportmart store in Schaumburg, Illinois, as amended (incorporated by reference to
              Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.24  --   Lease between Sportmart, Inc. and American National Bank and Trust
              Company, as Trustee under Trust No. 54277 for the Sportmart store in Chicago (Lakeview), Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No.
              33-50726)

  10.25  --   Lease between Sportmart, Inc. and American National Bank and Trust
              Company, as Trustee under Trust No. 56691 for the Sportmart store in

              Wheeling, Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.26   --  Lease between Sportmart, Inc. and Lake County Trust Company, as
              Trustee under Trust No. 3737 for the Sportmart store in Merrillville, Indiana, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.27   --  Lease between Sportmart, Inc. and North Riverside Limited
              Partnership for the Sportmart facility in North Riverside, Illinois, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.28   --  Lease between Sportmart, Inc. No Context division and North County
              Associates, L.P. for the Sportmart No Contest store in Ferguson,
              Missouri, as amended (incorporated by reference to Sportmart, Inc.'s Registration Statement, File No. 33-50726)

  10.29   --  Agency Agreement between Registrant and Hilco/Great American
              Group, Inc. (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No.
              000-20672)

  10.30   --  First Amendment to Lease between Sportmart, Inc. and Roosevelt
              Associated Limited Partnership for the Sportmart store at Lombard,
              Illinois (incorporated by reference to Sportmart, Inc.'s Report on
              Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.31   --  Lease between Sportmart, Inc. and American National Bank and Trust
              Company of Chicago as Trustee under Trust No. 42371 for the
              Sportmart store in Schaumburg, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended
              February 2, 1997, File No. 000-20672)

  10.32   --  Lease between Sportmart, Inc. and H-C Developers, as Agent for
              American National Bank and Trust Company of Chicago, as Trustee under Trust No. 30426 for the Sportmart store in Niles, Illinois
              (incorporated by reference to Sportmart, Inc.'s Report on Form
              10-K for the year ended February 2, 1997, File No. 000-20672)

  10.33   --  First Amendment to lease between Sportmart, Inc. and Merrillville
              Partners Limited Partnership for the Sportmart store in Merrillville, Illinois (incorporated by reference to Sportmart,
              Inc.'s Report on Form 10-K for the year ended February 2, 1997,
              File No. 000-20672)

  10.34   --  Second Amendment to Lease between Sportmart, Inc. and North
              Riverside Associates Limited Partnership for the Sportmart store in North Riverside, Illinois (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February
              2, 1997, File No. 000-20672)

 10.35   --  Third Amendment to Lease between Sportmart, Inc. and Torrence
             Properties for the Sportmart store in Calumet City, Illinois
             (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  10.36  --  Third Amendment to Lease between Sportmart, Inc. and North
             Riverside Associates Limited Partnership for the Sportmart store in
             North Riverside, Illinois (incorporated by reference to Sportmart,
             Inc.'s Report on Form 10-K for the year ended February 2, 1997,
             File No. 000-20672)

  10.37  --  Post-Employment Medical Benefits Plan for Larry Hochberg
             (incorporated by reference to Sportmart, Inc.'s Report on Form 10-K for the year ended February 2, 1997, File No. 000-20672)

  11.1   --  Statement re Computation of Per Share Earnings

  21.1   --  Subsidiaries of Registrant

  23.1   --  Consent of KPMG Peat Marwick LLP

  27.1   --  Financial Data Schedule